Origin energy

06011624

2 March 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

SEC MAIL PROCESSING
RECEIVED
MAR 10 2006
WASH, D.C. 185 SECTION

SUPPL

Dear Sir/Madam

ISSUER: **ORIGIN ENERGY LIMITED**
FILE NO: **082-34934**

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 19 January 2006 to 2 March 2006. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 January 2006
From	Bill Hundy	Pages	3
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

19 January 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Kyeen Creek 1

Well type:	Oil/Gas Exploration (onshore)
Location:	Surat Basin, Queensland (ATP470P) Approximately 3km southeast of the Namarah field and 5km north of Rockhampton High 1. Latitude: 27° 24' 32.56" S Longitude: 149° 20' 13.26" E
Initial Interests:	Origin Energy CSG Limited / Angari (Operator)* 58.5% Santos QNT Pty Ltd 6.5% Ausam Resources Pty Ltd 35.0%
Post Well Interests:	Origin Energy CSG Limited / Angari (Operator)* 49.5% Santos QNT Pty Ltd 5.5% Ausam Resources Pty Ltd 45.0% Under a farmin agreement, Ausam is funding 68% of the well costs to increase its equity in the permit to 45%. *a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Upper Tinowon Sandstone Secondary target: Showgrounds sandstone, Basal Rewan sandstone, Intra Wallabella sandstone Proposed total depth: 2,543 metres
Progress and Status:	The well commenced on 18 January 2006 with the Century 7 drilling rig. Drilling continued in 311 millimetre (12-1/4) inch hole to the surface casing point at 399 metres. Current operation is preparing to run 244 millimetre (9-5/8 inch) surface casing. Progress for the week was 399 metres.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Non-Operated Wells

There are no significant non-operated wells to be reported.

For further information contact:

Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 January 2006
From	Bill Hundy	Pages	2
Subject	**BassGas Project: Commissioning Update**		

Please find attached a status update for the BassGas Project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

082-34934

ASX Release

20 January 2006

BassGas Project: Commissioning update

The BassGas Project continues to make progress towards start-up. The commissioning of the onshore plant is approximately 60% complete and remedial works on the Yolla A platform are progressing.

Offshore, the accommodation support vessel the Safe Astoria was connected to the Yolla A Platform in January approximately three weeks later than expected. The vessel is fully operational with project staff undertaking critical remedial work on the platform in preparation for the commissioning of this facility.

Additional integrity assurance work and slower than expected progress of some commissioning work at the onshore plant has resulted in the schedule for steady gas production being delayed by approximately one month. It is now expected that the introduction of sales gas from the Victorian grid will commence in late February for final commissioning of the plant.

Consequently the date at which the project will be fully operational has been delayed by approximately one month from previous advice, with product sales commencing in March and full production expected from late April.

Project participants are:

Origin Energy Resources Limited*	37.5% (Operator)
Origin Energy Northwest Limited*	5.0%
AWE Petroleum Pty Ltd	30.0%
CalEnergy Gas (Australia) Limited	15.0%
Wandoo Petroleum Pty Ltd	12.5%

*a wholly owned subsidiary of Origin Energy Limited

For further information on this release, please contact:

Mr Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone: (02) 8345 5558
Mobile: 0417 864 255

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 January 2006
From	Bill Hundy	Pages	3
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

27 January 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Kyeen Creek 1

Well type:	Oil/Gas Exploration (onshore)
Location:	Surat Basin, Queensland (ATP470P) Approximately 3km southeast of the Namarah field and 5km north of Rockhampton High 1. Latitude: 27° 24' 32.56" S Longitude: 149° 20' 13.26" E
Initial Interests:	Origin Energy CSG Limited / Angari (Operator)* 58.5% Santos QNT Pty Ltd 6.5% Ausam Resources Pty Ltd 35.0%
Post Well Interests:	Origin Energy CSG Limited / Angari (Operator)* 49.5% Santos QNT Pty Ltd 5.5% Ausam Resources Pty Ltd 45.0% Under a farmin agreement, Ausam is funding approximately 68% of the well costs to increase its equity in the permit to 45%. *a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Upper Tinowon Sandstone Secondary target: Showgrounds sandstone Basal Rewan sandstone Intra Wallabella sandstone Proposed total depth: 2,543 metres
Progress and Status:	Commenced drilling on 18 January 2006 with the Century 7 drilling rig. Set 244 millimetre (9-5/8 inch) surface casing at 397 metres. Drilled 216 millimetre (8-1/2 inch) hole to 1,893 metres. At 06:00 hours EST today the operation at the well was running back in the hole to drill ahead after conducting a wiper trip. Progress for the week was 1,494 metres.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

Non Operated Wells

There are no significant non operated wells to be reported.

For further information contact:

Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	30 January 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.396826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 January 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	791,671,325	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,446,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 30 January 2006
Company Secretary

Print name: William M Hundy

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 January 2006
From	Bill Hundy	Pages	3
Subject	**Drilling Contract Awarded; Onshore Bids Received for Kupe Gas Project**		

For your information please find attached a media release regarding the Kupe Gas project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Media Release

31 January 2006

Drilling Contract Awarded; Onshore Bids Received for Kupe Gas Project

ENSCO Oceanics International has won the contract to drill three development wells in the Kupe gas and condensate field, and bids have been received for the construction of the production station, as momentum builds on the Kupe Gas Project.

According to operator, Origin0 Energy Resources (Kupe) Limited ('Origin'), the drilling program is planned to commence in the first half of 2007 and extend for approximately six months. The ENSCO contract includes options to drill up to three additional wells either on Kupe or elsewhere, as well as cancellation provisions in the event that the project does not proceed.

The drilling rig, the ENSCO 107, was recently launched and commissioned in Singapore. It will complete three projects in South East Asia, before mobilising to New Zealand in the first quarter of 2007.

Meanwhile, bids for the onshore component - which includes construction of the production station and associated pipelines - have been received and are undergoing evaluation.

"The award of the drilling contract is a key project milestone. We're pleased to have secured a first-class rig that will be well tested in the region prior to its arrival in New Zealand," said Origin's Executive General Manager for Major Development, Andrew Stock.

"The level of interest shown in the onshore component from international contractors is also very promising," he said.

The Joint Venture Partners in the Kupe Gas Project are now expected to reach a Final Investment Decision in the first half of 2006. Once approved, it is expected that commercial gas and liquids production would commence during 2008.

ENDS

Participants are:

Origin Energy Resources (Kupe) Limited*	50% (Operator)
Genesis Energy	31%
New Zealand Oil & Gas Limited	15%
Mitsui E&P (New Zealand) Limited	4%

Registered Office: Origin Energy Resources (Kupe) Limited (N.Z.C.N 849221) • 12 Waione Street, Petone, New Zealand • Telephone 0800 493 397 • Facsimile +644 568 7140 www.originenergykupe.co.nz
Project Office: Origin Energy Resources Limited • Level 21, 360 Elizabeth Street, Melbourne, VIC 3000 •
GPO Box 186, Melbourne, VIC 3000 • Telephone +613 9652 5555 • Facsimile +613 9639 5902 www.originenergy.com.au

Origin energy

082-34934

For further information please contact:

Media:
Tony Wood
General Manager, Public & Government Affairs
Origin Energy
Tel: +61 3 9652 5506
Mobile: +61 419 642 098
Email: tony.wood@originenergy.com.au

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

*a wholly owned subsidiary of Origin Energy Limited

About Origin Energy: With a history dating back 140 years, Origin Energy is a major Australian integrated energy company focused on gas and oil exploration and production, energy retailing, power generation and utility network management. Origin seeks to find, develop and produce gas and oil reserves strategically located close to energy markets and existing infrastructure. Its exploration portfolio in New Zealand includes both offshore and onshore acreage in the Taranaki Basin. Origin's interest and operatorship of the Kupe Field is an example of the company's efforts to secure and develop new producing assets in the region.

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	31 January 2006
From	Bill Hundy	Pages	19
Subject	**ORIGIN ENERGY LIMITED - QUARTERLY REPORT**		

Attached is the Origin Energy Limited report for the quarter ended 31 December 2005.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Report for the Quarter ended 31 December 2005

To the Australian Stock Exchange

Origin Energy Limited (Origin) hereby submits this Quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Significant events and influences during the Quarter included:

- Total production for the Quarter was in line with last Quarter at 19.8 PJe. Total sales volumes declined 12% from 22.1 PJe in the prior Quarter to 19.5 PJe due to the timing of liquids shipments and a reduction in the amount of gas purchased and onsold during the Quarter. Total revenues declined from $105.1 million to $99.1 million or 6% as higher unit prices partially offset the decline in sales volumes.

- At the end of the Quarter the Otway Gas Project was approximately 70% complete overall with construction of the onshore gas plant and offshore platform installation progressing.

- Tenders were received for platform fabrication, offshore installation and drilling for the Kupe Gas Project (New Zealand) and are being evaluated while design and tendering for the onshore gas production facilities continues. All outstanding regulatory approvals for the project have been received from the relevant authorities.

- Onshore plant construction is effectively complete and commissioning work has commenced on the BassGas Project. The Accommodation Support Vessel, Safe Astoria, was deployed shortly after the end of the Quarter, to facilitate the completion of the offshore defect rectification.

- Origin completed the agreement entered into with CalEnergy Gas (Australia) Ltd under which Origin acquired an additional 1% interest in the Otway Gas Project (T/L2 and VIC/L23) and an additional 1% interest in the T/30P, T/34P and VIC/P43 exploration permits; an additional 5% interest in the BassGas Project; and an additional 5% interest in the T/18P exploration permit.

- Origin has entered into an agreement with Pancontinental Oil and Gas NL and Afrex Limited to farmin (up to a 75% interest) to the L8 and L9 offshore blocks in the Lamu Basin, Kenya. The agreement is subject to Kenyan Government approvals.

- Daily oil production from the Perth Basin for the Quarter averaged approximately 4150 barrels of oil per day (bopd) net to Origin, after the Jingemia field recommenced production late in the previous Quarter. Daily gas production averaged approximately 8.7 TJ/d net to Origin with the Tarantula 1ST1 well coming on stream, albeit at a restrained rate, the Xyris field producing throughout the Quarter and the Hovea 2 gas well being brought into production late in the Quarter.

- Activity in the Perth Basin has also included the drilling of four exploration wells, one appraisal well and a water injector. The exploration wells were Bartsia 1,

Kunzia 1 and Kunzia 1-BC1 (deviated sidetracks from Bartsia 1) and Bunjong 1, all of which were plugged and abandoned. The appraisal well, Senecio 2, was suspended for further evaluation after being drilled as a sidetrack of Senecio 1, and Jingemia 5 was successfully drilled as a water injector.

- In Queensland CSG tenures, five appraisal/development wells were drilled on the Fairview field (1) and the Peat field (4) and three exploration wells were drilled in the Walloons CSG areas.
- Origin participated in a total of 15 wells in the Cooper Basin during the Quarter. Nine gas development wells were drilled; all were cased and suspended as future gas producers. Five delineation wells were drilled, two of which were successful gas wells and a successful oil well. Only one wildcat exploration well with dual oil and gas targets was drilled; it failed to encounter commercial hydrocarbons and was subsequently plugged and abandoned.
- The insurance claim made in relation to the explosion and fire at the Moomba plant in January 2004 was settled by the insurers. Origin's share of the $231 million claim covering business interruption and property damage was $30.5 million.
- Other exploration/appraisal activity included the drilling of the Wynn 2 gas appraisal well (cased and suspended as a future gas producer) and the Cowrie 1 oil exploration well (plugged and abandoned), both wells located in the onshore Otway Basin. In the Surat Basin, the Myall Creek 5 appraisal well flowed gas at a rate of approximately 21 MMscfd from the basal Rewan sandstone, representing a new producing reservoir, and one well, Parknook 7, was plugged and abandoned.
- Seismic activity included a 3D survey over the Trefoil gas discovery in T/18P, Bass Strait, and 2D seismic acquired over leads in the vicinity of Trefoil; a 2D survey in ATP 754P in Queensland; and commencement of a 3D survey in PEP 38485, offshore Taranaki Basin, New Zealand.

Post Report Date Events

- The Accommodation Support Vessel, Safe Astoria, came onsite at the Yolla location on 10 January 2006 and defect rectification and commissioning work has recommenced.
- On 20 January 2006, Origin revised its advice on the start-up dates for the BassGas Project to March 2006 for commencement of product sales with full production expected from late April 2006.
- The platform for the Thylacine/Geographe project was successfully launched on 6 January 2006 and installation is currently being finalised.
- The drilling of the Kyeen Creek 1 well in ATP 470P Formosa Downs commenced on 18 January 2006.
- On 31 January 2006 Origin Energy as operator of the Kupe Gas Project advised that a conditional contract for drilling three offshore development wells in 2007 has been awarded to ENSCO Oceanics International. It also advised that the final investment decision was expected during the first half of 2006, but may not occur by the end of the first Quarter as previously advised.

Report for the Quarter ended 31 December 2005

1. Production Sales and Expenditure

The share of production and energy sales during the Quarter is summarised as follows:

1.1 Production by Area (and Total Sales and Revenue)

Note: current Quarter production figures for some areas (non-operated) include estimates for December production. Where necessary previous Quarter figures have been amended to reflect actual production volumes which became available only after the report date for that Quarter.

Natural Gas and Ethane	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Natural Gas	PJ						
SA Cooper & SWQ		6.6	7.3	(10)	7.6	13.9	16.0
Otway Basin		0.9	1.0	(10)	2.1	1.9	5.2
Perth Basin		0.8	0.7	14	0.6	1.5	1.2
Coal Seam Gas		4.5	4.4	2	2.7	8.9	5.2
Surat / Denison		2.6	2.5	4	2.9	5.1	6.0
Carnarvon Basin		-	-	-	0.0	-	0.1
Ethane	PJ						
SA Cooper & SWQ		0.4	0.4	-	0.3	0.8	0.6
Total Production		15.8	16.3	(3)	16.2	32.1	34.2
Total Sales		15.5	17.9	(13)	17.0	33.4	35.7
Total Revenue	$M	54.8	61.0	(10)	54.9	115.8	113.4

Crude Oil	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Crude Oil	kbbls						
SA Cooper & SWQ		88.0	96.7	(9)	72.8	184.6	177.2
Surat / Denison		6.5	6.6	(2)	7.5	13.1	16.7
Perth Basin		382.4	240.1	59	418.4	622.5	775.6
Total Production		476.9	343.4	39	498.7	820.2	969.5
Total Sales		510.3	425.0	20	587.3	935.3	1064.5
Total Revenue	$M	30.6	24.0	28	26.1	54.6	46.7

Condensate/Naphtha	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Condensate/naphtha	kbbls						
SA Cooper & SWQ		93.5	117.3	(20)	126.4	210.8	244.7
Otway Basin		3.6	4.5	(20)	8.7	8.1	23.2
Perth Basin		0.9	1.2	(25)	1.1	2.0	2.0
Surat / Denison		15.7	15.6	1	17.6	31.3	37.9
Total Production		113.7	138.6	(18)	153.8	252.2	307.8
Total Sales		109.3	138.2	(21)	153.3	247.5	319.9
Total Revenue	$M	7.6	8.0	(5)	7.7	18.3	14.3

082-34934

LPG	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2004/05	YTD 2005/06	YTD 2004/05
LPG	Ktonnes						
SA Cooper & SWQ		10.6	12.5	(15)	13.4	23.2	24.8
Surat / Denison		2.5	2.1	19	2.5	4.6	5.4
Total Production		13.1	14.6	(10)	15.9	27.8	30.2
Total Sales		7.9	21.3	(63)	14.6	29.2	23.4
Total Revenue	$M	6.0	12.3	(51)	9.4	18.3	14.3

	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Production (all products)	PJe	19.8	19.8	-	20.6	39.7	43.1
Sales (all products)	PJe	19.5	22.1	(12)	22.0	41.6	44.8
Total Revenue	$M	99.1	105.3	(6)	98.1	204.4	190.8

	Unit						
Total Sales	PJe						
Internal		5.0	6.5	(23)	5.2	11.5	11.1
External		14.5	15.6	(7)	16.8	30.1	33.8
Total		19.5	22.1	(12)	22.0	41.6	44.8

	Unit	This Quarter	Previous Quarter	% Change	2nd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Production by Basin	PJe						
SA Cooper & SWQ		8.6	9.5	(9)	9.7	18.1	20.2
Otway Basin		0.9	1.0	(10)	2.1	2.0	5.3
Perth Basin		3.0	2.1	43	3.0	5.1	5.7
Coal Seam Gas		4.5	4.4	2	2.7	8.9	5.2
Surat/Denison		2.8	2.8	-	3.1	5.6	6.6
Carnarvon Basin		-	-	-	-	-	0.1
Total		19.8	19.8	-	20.6	39.7	43.1

Conversion Factors:

Crude oil	5.83 PJ/million bbls
Condensate	5.41 PJ/million bbls
LPG	49.3 PJ/million tonnes
Ethane	51.7 PJ/million tonnes

1.2 Production/Sales Summary

Total production of 19.8 PJe was maintained at the same level as the previous Quarter. However total sales fell by 12% from 22.1 PJe to 19.5 PJe which, although partly offset by higher product prices, resulted in a fall of 6% in total revenue from $105.3 million to $99.1 million. The timing of liquid shipments and the purchase and sale of third party gas has impacted on sales volumes when compared with the previous Quarter. In spite of lower sales volumes, revenues for the Quarter were marginally higher than for the comparable period in the previous year and revenues for the half year to 31 December are 7% higher this

year compared with last year.

Natural gas production fell by 3% to 15.8 PJ with volumes in the Cooper and Otway Basins continuing to reflect declining fields in these now mature basins. A modest increase was registered in the Perth Basin, where inconclusive production testing of the Tarantula field (to establish reserves and long term deliverability) resulted in government approval to produce at a restrained rate only. Compared with last year, gas production from central Queensland fields increased as a modest decline in production from the Surat Basin and Denison Trough areas was more than offset by a 67% increase in coal seam gas production.

The overall reduction in gas production is the result of declining gas production in mature basins. This is expected to be reversed as the BassGas Project comes on stream in the first half of 2006, the Otway Gas Project commences production in mid 2006 and coal seam gas production continues to build over the next few years.

The Jingemia field in the Perth Basin recorded good production rates with Jingemia 10 producing at 4000 bopd for much of the period. As a result, crude oil production recorded a 39% increase to 477 kbbls in this Quarter, although still 4% below the volume produced in the comparable period last year.

2. MARKETING AND DEVELOPMENT ACTIVITIES

2.1 South Australia

2.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

The insurance claim made in relation to the explosion and fire at the Moomba plant in January 2004 has been settled by the insurers. Origin's share of the $231 million claim covering business interruption and property damage was $30.5 million.

Two oil development wells, Jena 20 and Merrimelia 57 were drilled, cased and suspended as future oil producers. Origin elected not to participate in these wells.

Patchawarra East Block (Interest 10.536%)

The Coonatie 7 gas development well was drilled and cased and suspended as a future Permian gas producer.

2.1.2 Otway Basin

PPL 62 (Interest 75.7143%, Katnook area gas fields (Operator)),
PPL 168, PPL 202 (Interest 75.7143%, Redman gas field (Operator))

No significant activity during the Quarter.

2.2 Queensland

2.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Unit (Interest 16.7375%)

Eight gas development wells were drilled during the Quarter. All of these wells (Ashby 4, Baryulah 8, 9 & 10, Durham Downs North 2, Costa South 3, Juno 4 and Karmona 5) were cased and suspended as future Permain gas producers.

ATP 259P (Block Interests 10-27%)

No significant activity during the Quarter.

2.2.2 Surat Basin

PLs 30, 56 & 74 (Interest 69% (Operator) in PLs 56 and 74; and 75% (Operator) in PL 30)

No significant activity during the Quarter.

PLs 53 and 174 (Interest 100% (Operator))

The underbalanced drilling of Myall Creek 5, a Rewan Formation appraisal well, was conducted during November 2005. The well was drilled to 1925m and flowed gas to surface from the basal Rewan sandstone at approximately 21 MMscfd on a 1 inch choke with a flowing pressure of 816 psig. The well was completed and connected in December 2005. Myall Creek 5 will be tested to determine the potential reserves associated with the well.

Interpretation of the Myall Creek 3D Seismic Survey covering the majority of PL 174 and eastern ATP 375P continued during the Quarter. One drilling location, Ogilvie Creek 2 has been identified within PL 174 and is planned to be drilled during the first Quarter of 2006. The well will be drilled underbalanced with nitrogen and will target the basal Rewan sandstone.

PLs 70 & 71 (Interest 90% (Operator) in PL 71; and 100% (Operator) in PL 70)

Two appraisal wells, Namarah 7 and Parknook 7, were drilled to intermediate casing depth in PL 71 during the June 2005 Quarter. These wells, funded by AusAm Resources Pty Limited as part of an agreement to farmin to PL 71, were planned to address the potential of the Showgrounds Sandstone and Rewan Formation using underbalanced nitrogen drilling.

Drilling re-commenced during late August 2005 at Namarah 7 with a Coiled Tubing Unit (CTU). An open hole flow test conducted on the Showgrounds Sandstone flowed gas to surface at 0.25 MMscfd and the well was drilled to 2206m at which time the well was flowing at 0.6 MMscfd. Subsequently, drilling problems and instability of the hole resulted in underbalanced drilling using the CTU being suspended. Go forward options are being investigated.

The CTU rig was mobilised to Parknook 7 to drill the primary objectives underbalance. The well was drilled to a depth of 2,204m. The well flowed gas to surface at a rate to small to measure. The well will be plugged and abandoned.

PLs 10W, 11W, 12W, 28, 69 & 89 (Interest 46.25%); Snake Creek East Exclusion Zone (Interest 25.0%)

No significant activity during the Quarter.

PLs 21, 22, 27 & 64 (Interest 87.5% (Operator))

No significant activity during the Quarter.

PL 14 (Interest 100% (Operator)

The Merriwee 1 oil exploration well is planned to be drilled in the first Quarter of 2006. The well will target the Showgrounds Sandstone.

2.2.3 Bowen Basin (* denotes CSG permit(s))

PLs 41, 42, 43, 44, 45, 54, 67, 173, 183 & 218 (Interest 50% (Production Operator))

The tie-in of Sardine Creek 1 in PL 218 was completed during the Quarter. The well is now flowing to the Denison Trough production facilities at Yellowbank CTP.

PL 94 * (Interest 100% (Operator))
PL 94 Sublease * (north of latitude 24°37'20"S) (Interest 50% Operator)

On 7 September 2005, Origin entered into an agreement to sell its interests in these permits to Anglo Coal (Moura) Limited and Mitsui Moura Investment Pty Ltd. The agreement remains subject to Government approval. Settlement is expected in the first Quarter of 2006.

PL 101 * (Interest 100% (Operator))

A four well appraisal and development programme was drilled in the Peat field in the fourth Quarter of 2005 for reserves additions and to maintain contract deliverability.

PLs 90, 91, 92, 99, 100 (Fairview) * (Interest 23.93%)

One development well, Fairview 99, was drilled to develop reserves in the Bandanna coals on the eastern flank of the field.

PLs 195, 200, 203 and 204* Spring Gully (Interest 94.505% in PL 195 and PL 203 (Operator); 95.7097% in PL 200 (Operator); 99.725 % in PL 204 (Operator)

No drilling activity occurred during the Quarter in Spring Gully.

At the end of the Quarter there were 49 wells connected to the Spring Gully gas plant with peak sales gas capacity in excess of 35 TJ/d. The 49 wells on line include the Taloona five spot pilot wells, two other existing appraisal wells and 42 of the 45 production wells in the Phase 1 development of the field.

Planning and approval of the Phase 2 development program is complete. This work includes further development and exploration wells, flowlines and additional compression. Surface facility construction is well underway with

additional compression due to be commissioned in the second Quarter of 2006. Drilling activity is scheduled to commence in late January 2006.

A seismic acquisition program over the field is due to be recorded in the first Quarter of 2006.

2.3 Western Australia

2.3.1 Perth Basin

L11 (Interest 67.0%, Beharra Springs gas field (Operator))

The Tarantula 1ST1 well was production tested during the early part of the Quarter but with the results inconclusive in defining reservoir volumes as a result of downhole pressure gauge failure during the testing. The testing proved rates of 17 TJ/d from the well. Origin received government approval to produce gas from the Tarantula field at up to 11 TJ/d until the well is retested during the first Quarter of 2006. Gross production from the well via the Beharra Springs plant averaged approximately 9.6TJ/d during the Quarter. The Beharra Springs wells remained shut in for compressor maintenance.

L1/L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%, Hovea and Eremia oil fields, Xyris gas field)

Average gross production for the Quarter through the Hovea Production Facility was approximately 3,990 bopd from Hovea 4, 7, 8, 11 and Eremia 1 and 2.

Approval was granted to tie-in the Hovea 2 gas well to the Xyris Gas Facility during the Quarter and the well has been online since early December 2005 at approximately 5 TJ/d.

The Xyris Gas Facility produced at rates of up to 7.0 TJ/d during the Quarter, supplying gas to customers in the Perth area.

L14 (Interest 49.189%, Jingemia oil field (Operator))

Following the successful completion of the scale removal and inhibition program on the Jingemia field in the previous Quarter, the field has been producing from the Jingemia 4 and 10 wells. The Jingemia 10 well continued to free flow dry oil for the entire Quarter at around 4000 bopd (gross) while Jingemia 4 is on jet pump and came back into production at approximately 750 bopd (gross). The Jingemia 1 well remained shut in due to capacity constraints.

Jingemia 5, designed as a water injection well, was spudded on 22 September 2005 at a surface location approximately 60 metres northeast of the Jingemia 6 surface location. The well was directionally drilled to a total measured depth of 2680m and was cased for future water injection.

Gross production for the Quarter averaged approximately 4,390 bopd.

2.4 Victoria

2.4.1 Otway Basin

PPL 8 (Interest 100%, Dunbar gas field (Operator))

No significant activity during the Quarter.

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir (Operator))

No significant activity during the Quarter.

PPL 4, 5, 7, 12 (Interest 100% (Operator))

No significant activity during the Quarter.

PPL 6, 9, 10, 11 and PRL 1 (Interest 90% (Operator))

No significant activity during the Quarter.

VIC/L23 (Interest 30.75%, Geographe)

Origin has acquired an additional 1% interest in VIC/L23 (Refer T/L2 in 2.5.1 below).

Development activity continued for the Geographe (Vic/L23) and Thylacine (T/L2) fields. (Refer T/L2 in 2.5.1 below.)

2.5 Tasmania

2.5.1 Otway Basin

T/L2 (Interest 30.75%, Thylacine)

On 28 October 2005, Origin completed the agreement entered into with CalEnergy Gas (Australia) Ltd under which Origin acquired an additional 1% interest in the Otway Gas Project (T/L2 and VIC/L23) and an additional 1% interest in the T/30P, T/34P and VIC/P43 exploration permits.

Development activity continued for the Thylacine (T/L2) and Geographe (Vic/L23) fields. At the end of the Quarter, the project was approximately 70% complete overall.

Construction continued on the onshore gas plant with construction progressing in all areas. Most major equipment is now on site and has been installed including LPG storage bullets and process columns. On site activity is now concentrated on installation of pipe work and electrical and instrument cable installation.

The offshore platform jacket arrived in Australia aboard a barge on 27 October 2005. The platform topsides were completed and were transported to Australia arriving on 6 December 2005.

The pipelay vessel, *Lorelay*, arrived in Portland on 28 October 2005, and, after completing the connection to the shore crossing in November 2005, started to lay 500mm and 100mm pipe towards the Thylacine platform location. A total of 25.4km had been laid by the end of the Quarter.

The jackup rig, *Maersk Guardian*, arrived in Westernport aboard its dry tow on 13 November 2005, and was jacked up at Thylacine on 21 November 2005. It then had to wait for suitable weather for installation of the platform jacket and this operation had yet to commence at the end of the Quarter.

The development drilling program is planned to commence in the first Quarter of 2006.

First gas exports from the Otway Gas Project are expected in mid 2006.

2.5.2 Bass Basin

T/L1 (Interest 42.5% (Operator))

The Accommodation Support Vessel, Safe Astoria, was due onsite at the Yolla A platform in early January 2006 to provide support to expedite known defect rectification activities ahead of and following the commissioning of the Lang Lang plant and gas production from Yolla A.

Following the completion of all work required for start up and normal operations, additional rectification work, such as protective coating (painting), which does not interfere with production, will continue into the second Quarter of 2006.

Following its announcement in August 2005, Origin acquired an additional 5% interest in the BassGas Project (T/L1 and T/RL1) and the Bass Basin permit, T/18P, from CalEnergy Gas (Australia) Limited on 2 December 2005.

2.6 Northern Territory/Western Australia

2.6.1 Bonaparte Basin

WA-6-R, NT/RL1 (Interest 5%)

The Operator (Santos Limited) has continued its marketing efforts to commercialise the Petrel field. It has also applied to the Designated Authority for renewal of the Petrel Retention Leases.

2.7 New Zealand

2.7.1 Offshore Taranaki Basin

PML 38146 (Interest 50% (Operator))

Development of the Kupe Gas Project continued with tenders being evaluated for platform fabrication, the offshore platform and pipelines installation and drilling packages. The engineering design of the onshore production station is continuing. Selection and negotiation of major work package contracts is ongoing.

All outstanding regulatory approvals for the project have been received from the relevant authorities.

3. EXPLORATION ACTIVITIES

3.1 South Australia

3.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Three oil delineation wells, Daralingie 26 and Kerinna South 1 (both near field exploration) and Merrimelia 56 (appraisal), were drilled during the Quarter. Daralingie 26 encountered no shows and was plugged and abandoned. Kerinna South 1 was plugged and abandoned after a drill stem test in the primary target Hutton sandstone recovered formation water and all other potential reservoirs were interpreted to be water wet. Merrimelia 56 was cased and suspended as a future oil producer.

Patchawarra East Block (Interest 10.536%)

No significant activity during the Quarter.

3.1.2 Otway Basin

PEL 27 (Interest 50%)

The Cowrie 1 oil exploration well commenced on 14 November 2005 and reached a total depth of 1419m. The well was plugged and abandoned after failing to encounter any hydrocarbon shows.

A suspension of PEL 27 until 31 December 2006 has been granted by the Department of Primary Industries and Resources (SA) to allow time for the full evaluation of the permit.

PRL 1 and PRL 2 (Interest 75.7143% (Operator) in PRL 2; and 100% (Operator) in PRL1))

The Wynn 2 gas appraisal well, in PRL1, was spudded on 29 November 2005 and was drilled to a total depth of 2952m. The well was cased and suspended based on wireline log evaluation after encountering hydrocarbon shows in several reservoirs within the Sawpit Sandstone. Further well evaluation will be conducted early in 2006 to determine deliverability and reserves before a decision to connect the well is made.

3.2 Queensland

3.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Gas Unit (Interest 16.7375%)

The Costa West 1 gas appraisal well was drilled in October 2005 and was cased and suspended as a future Permian gas producer.

One near field gas exploration well, Theta 1, was drilled during the Quarter. The well encountered good sand development and was cased and suspended as a future gas producer.

The Saratoga 1 exploration well (Unit Gas and Block Oil) was drilled in October 2005. It encountered trace oil shows in Jurassic and Triassic (Block) reservoirs and sub-commercial gas pay in Toolachee (Unit) reservoirs and was plugged and abandoned.

ATP 259P (Block Interests 10-27%)

As outlined above, Saratoga 1, was plugged and abandoned.

ATP 633P (Interest 50%)

The Right-to-Negotiate (RTN) process has been concluded and an agreement has been signed by Origin, Beach Petroleum Limited, the Wangkumarra people and the Government. The title is expected to be granted in the near future. Origin has sold its interest in ATP 633P, subject to the grant of the title, to Beach Petroleum Limited.

3.2.2 Surat Basin (* denotes CSG permit(s))

ATP 336P (Waldegrave) (Interest 46.25%)

No significant activity during the Quarter.

ATP 375P (Interest 100% (Operator))

Interpretation of the Myall Creek 3D Seismic Survey covering the majority of PL 174 and eastern ATP 375P continued during the Quarter. Two drilling opportunities have been identified, Braeburn 1 and Ogilvie Creek 1, both of which will target the Tinowon Formation. The wells are planned for the first Quarter of 2006.

ATP 470P Redcap, Rolston and Formosa Downs (Interest 90.0% (Operator) in ATP 470P Redcap; 100% (Operator) in ATP 470P Rolston; and 58.5% (Operator) in ATP 470P Formosa Downs)

AusAm Resources Pty Ltd (AusAm), having completed funding requirements to acquire a 35% interest in ATP 470P Formosa Downs, has also exercised an option to increase its interest to 45% by undertaking further funding of the Kyeen Creek 1 well, expected to be drilled in January 2006.

Two oil exploration wells, Emu Apple 1 and Ooline 1, are planned to be drilled within the ATP470P Redcap Block in the first Quarter of 2006. Both wells will test the oil potential of the Boxvale Sandstone.

ATP 471P Weribone Pooling Area (Interest 50.64% (Operator))

No significant activity during the Quarter.

ATP 606P * (Interest 92.716% (Operator))

Two production wells were drilled approximately 2km from Combabula 1 to test the Walloon CSG potential at locations identified on seismic acquired in late 2004.

ATP 631P * (Interest 18.0865%)

Legal title in this permit will revert to Tri-Star Petroleum Company under the terms of the original sale and purchase agreement. The transfer documentation is awaiting Ministerial approval.

ATP 647P (Block 2656) (Interest 50% (Operator))

Origin has indicated it will sole risk a re-entry into the Myall Creek East 1 well. The new hole will be drilled underbalanced with a CTU and is planned for the first/second Quarter of 2006.

ATP 663P * (Interest 100% (Operator))

Planning continued for the drilling of a cored slimhole in early 2006.

ATP 680P * (Interest 100% (Operator))

The tenure has been surrendered and awaits formal release following acceptance of environmental reports.

ATP 682P (Interest 55% (Operator))

No significant activity during the Quarter.

ATP 692P, PLs 209 and 226 * (Interest 100% (Operator))

Production testing of the Walloon CSG potential in the Talinga extended pilot area continued. Planning also continued for the drilling of four additional cored slimholes commencing in February 2006 to evaluate the extent of the coal characteristics in each of the Woleebee (PL 209), Talinga (PL 226), Orana (ATP 692P) and Kainama (PLA 225) prospects. The drilling of a new production test pilot at Orana (PLA 215 portion) consisting of two to three wells commenced late in the Quarter.

ATP 702P * (Interest 100% (Operator))

Line clearing commenced for the Condabri seismic acquisition program to be recorded in the first Quarter of 2006. The seismic will comprise three seismic lines with a total length of approximately 35 km. Planning also continued for the drilling of two cored slimholes in February 2006.

ATP 754P (Interest 50% (Operator))

Recording of the Westmar 2D seismic program commenced during the Quarter. At the end of the Quarter, 191 km of 2D seismic data out of a total of 224 km had been recorded. Recording is expected to be completed in January 2006.

3.2.3 Bowen Basin (* denotes CSG permit(s))

ATP 337P (Interest 50%)

No significant activity during the Quarter.

ATP 337P (Mahalo) * (Interest 40%)

Comet Ridge Ltd has exercised an option to increase its interest to 40% by funding further activities. Planning has continued for the drilling of a production

well and for two cored slimholes to test the CSG potential of the Bandanna Formation in the eastern part of the Mahalo farmout block.

ATP 526P * (Interest 23.93%)

No significant activity during the Quarter.

ATP 553P (Interest 50%)

No significant activity during the Quarter.

ATP 564P * (Interest 50% (Operator))

On 7 September 2005, Origin announced that it had entered into an agreement to sell its interest in ATP 564P to Anglo Coal (Moura) Limited and Mitsui Moura Investment Pty Ltd. The agreement remains subject to Government approval. Settlement is expected in the first Quarter of 2006.

ATP 584P * (Interest 29.29825%)

No significant activity during the Quarter.

ATP 592P * (Interest 94.505% (Operator))

The drilling of a well to test the CSG potential of the Reids Dome Beds coals on the western side of the Spring Gully field has been deferred.

ATP 602P * (Interest 50% (Operator))

On 7 September 2005, Origin announced that it had entered into an agreement to sell its interest in ATP 602P to Anglo Coal (Moura) Limited and Mitsui Moura Investment Pty Ltd. The agreement remains subject to Government approval. Settlement is expected in the first Quarter of 2006.

ATP 653P * (Interest 23.85%)

No significant activity during the Quarter.

ATP 698P, PL 219 and 220 * (Interest 100% (Operator))

No significant activity during the Quarter.

ATP 745P * (Interest 23.85%)

No significant activity during the Quarter.

3.3 Victoria

3.3.1 Otway Basin

PEP 150 (Interest 50%)

Origin has agreed to sell its equity in this permit (when granted) to Essential Petroleum Resources Ltd and Mawson Petroleum Pty Ltd.

PEP 153 (Interest 100% (Operator))

No significant activity during the Quarter. The permit has now expired.

PEP 154A and B (Interest 90% (Operator))

No significant activity during the Quarter.

PEP 160 (Interest 40%)

Due to rig availability the proposed drilling of the Glenaire prospect (formerly the Lindsay prospect), a deep gas play, is now not expected to occur until the second Quarter of 2006. A permit extension to August 2006 has been granted by the Department of Primary Industries of Victoria to accommodate this delay in the drilling of the commitment well.

VIC/P43 (Interest 30.75%)

Review of permit prospectivity continued.

Origin has acquired an additional 1% interest in VIC/P43 (refer T/L2 in 2.5.1 above).

VIC/P37(V) (Interest 37.5% (Operator))

Evaluation of the Halladale/Black Watch gas fields continued during the Quarter.

VIC/P41(V) (Interest 100%, (Operator))

Reprocessing of vintage seismic data has commenced.

3.4 Tasmania

3.4.1 Otway Basin

T/30P (Interest 30.75%)

Acquisition of the planned Aragorn 3D seismic survey is scheduled to commence in March 2006. The Thylacine South exploration well, testing the deep Flaxman/Waarre play, is expected to be drilled in February/March 2006 in conjunction with the Thylacine development drilling program.

Origin has acquired an additional 1% interest in T/30P (refer T/L2 in 2.5.1 above).

T/34P (Interest 30.75%)

Acquisition of the planned Aragorn 3D seismic survey is scheduled to commence in March 2006.

Origin has acquired an additional 1% interest in T/34P (refer T/L2 in 2.5.1 above).

3.4.2 Bass Basin

T/18P (Interest 46.4% (Operator))

The acquisition of the Shearwater 3D and 2D seismic survey over the Trefoil discovery (208 km^2 3D) and nearby exploration leads (170 km 2D) was undertaken in November/December 2005. Processing of the data by Fugro Seismic Imaging has commenced.

Origin has acquired an additional 5% interest in T/18P. (Refer T/L2 in 2.5.2 above).

T/RL1 (Interest 42.5% (Operator))

No significant activity during the Quarter.

Origin has acquired an additional 5% interest in T/RL1. (Refer T/L1 in 2.5.2 above).

3.5 Western Australia

3.5.1 Perth Basin

EP 320/L11 (Interest 67.0% (Operator))

Planning continued during the Quarter for the drilling of the Beharra Springs 4 well, which is now expected to commence during the third Quarter of 2006.

Planning also commenced for the acquisition of approximately 100 kilometres of 2D seismic during the first half of 2006 in fulfillment of the EP 320 Permit Year 4 work commitment.

EP 413 / L14 (Interest 49.189% (Operator))

Jingemia 10 (a sidetrack to the Jingemia 6 well) was successfully completed as a Dongara Sandstone oil producer with an initial on line rate in excess of 4000 bopd and no water.

Interpretation and mapping of the Denison 3D Phase 3 volume continued throughout the Quarter.

An initial trial reprocessing of a merged offshore seismic line (in TP/15) and equivalent onshore Denison 3D data (in L14) to delineate prospects which may lie in the onshore/offshore boundary area was completed during the Quarter. Further reprocessing of additional merged lines is expected to be completed during the first Quarter of 2006.

Planning continued for the drilling of the EP 413 commitment well which is required by 1 December 2006.

L1 and L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%)

The exploration well Bartsia 1, located in L2, was drilled and abandoned after logs indicated the targeted Dongara Sandstone/Wagina Formation to be absent or significantly thinner than prognosed and devoid of hydrocarbons.

Bartsia 1 was plugged back and the sidetrack Kunzia 1 was directionally drilled to

test the fault-bounded Kunzia prospect to the south of Bartsia. The main east-west fault was not encountered as expected in Kunzia 1 and reinterpretation of the data indicated the objectives in the Kunzia 1 wellbore would unlikely be reached due to rig limitations. Kunzia 1 was plugged back and re-drilled as a sidetrack (Kunzia 1-BC1).

Kunzia 1-BC1 was directionally drilled to a total horizontal step-out of 1450m and intersected the main fault delineating the northern boundary of the Kunzia prospect. No significant hydrocarbon shows were observed while drilling and the well was plugged and abandoned.

Senecio 1 (drilled in the previous Quarter) to flow at sustainable commercial rates was assessed by cased-hole testing in October 2005. Initial rates were estimated at up to 2.5 MMscfd, which declined to 1.2 MMscfd during the 10-hour flow period.

With the indication of formation damage in the Senecio 1 wellbore, a sidetrack (appraisal) well, Senecio 2, was drilled during November using a less damaging fluid. On test gas flow rates declining from 3.7 to 1.6 MMscfd were recorded from the Dongara Sandstone during a 6-hour clean-up flow period and the well was suspended pending further evaluation.

Bunjong 1 commenced drilling on 4 December 2005 approximately 2 kilometres north of the township of Dongara but failed to encounter any significant hydrocarbons.

Interpretation and mapping of the Denison 3D Phase 3 volume continued throughout the Quarter.

EP 368 (Interest 15%)

The 248 km^2 Wye Aeromagnetic Survey was recorded in October 2005 and was being interpreted at the end of the Quarter.

The 147 km Springy Creek 2D Seismic Survey is now expected to be acquired during the first half of 2006.

WA 226P (Interest 28.75% (Operator))

A review of the prospectivity of the permit has been completed and considered by the joint venture.

3.6 New Zealand

3.6.1 Onshore Taranaki Basin

PEP 38729 (Interest 25%)

A 14 km seismic refraction survey will be recorded in the permit during the first Quarter of 2006.

3.6.2 Offshore Taranaki Basin

PEP 38485 (Interest 33.33%)

Recording of the 530 km^2 Kora 3D Seismic Survey by the PGS vessel MV Orient

Explorer began in late December 2005 and is expected to be completed during January 2006.

3.6.3 Offshore Canterbury Basin

PEP 38262 (Interest 100%)

The 1300 km Carrack 2D Seismic Survey will be recorded by the Multiwave Geophysical Corporation/CGG vessel MV Pacific Titan, commencing late in the first Quarter of 2006. Approximately 4000km of existing 2D seismic reflection data are being reprocessed by Fugro Seismic Imaging.

3.7 Kenya

3.7.1 Offshore Lamu Basin

L8 and L9 Blocks (Interest 50.0% (Operator))

Subject to approvals by the Kenyan Government, Origin has entered an agreement with Pancontinental Oil and Gas NL and Afrex Limited (a 100% owned subsidiary of Pancontinental) whereby Origin will earn a 50% interest in each of the Production Sharing Contracts for L8 and L9 by funding a US$4 million seismic program across the two blocks. After the seismic program has been completed, Origin shall be entitled to earn an additional 25% in each block by funding the drilling of an exploration well in the relevant block. In the event that Origin does not exercise this drilling option, the interest in the block will revert to Pancontinental and Afrex.

4. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$'000	This Quarter	Previous Quarter	% Change	1st Quarter 2004/05	YTD 2005/06	YTD 2004/05
Exploration/ Appraisal		20,851	12,185	71	20,408	33,036	28,645
Development/ Plant		136,358	78,924	71	76,073	215,282	138,621
Total		157,209	91,109	71	96,481	248,318	167,266

	NZ$'000	This Quarter	Previous Quarter	% Change	2nd Quarter 2004/05	YTD 2005/06	YTD 2004/05
Exploration/ Appraisal		74	94	(21)	132	168	292
Development/ Plant		5,038	3,388	49	-	8,426	-
Total		5,112	3,482	47	132	8,594	292

NB : E & D Expenditure excludes acquisitions and corporate plant & equipment

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	1 February 2006
From	Bill Hundy	Pages	3
Subject	**Origin acquires additional coal seam interests in Queensland**		

For your information please find attached an announcement regarding Origin's acquisition of additional coal seam interests in Queensland.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

1 February 2006

Origin acquires additional coal seam interests in Queensland

Origin Energy CSG Ltd ("Origin Energy") announces it has executed a sale and purchase agreement subject to finalisation of regulatory and transfer approvals, to acquire a significant interest in the Argyle coal seam gas Project and other coal seam assets from Pangaea Oil and Gas Pty Ltd ("Pangaea").

The interests to be acquired include the following assets:

Permit or License area	Project Name	Interest Acquired	Certified 2P reserves[1] net to acquired interest
ATP 620P, PL's 179, 228, 229 and PLA 180	Argyle and Lauren projects	40.625%	117 Petajoules
PPL 107	Pipeline licence	40.625%	
ATP 610P		29.375%	
ATP 648P		31.250%	

The Argyle Project is immediately adjacent to the Talinga Project being assessed by Origin Energy. Both projects and a large portion of the surrounding acreage acquired cover the coal seams of the Walloons Subgroup which are highly prospective for coal seam gas development (see attached map). The Wallumbilla to Brisbane pipeline runs within 20 km of the Argyle Project area and the pipeline licence acquired with this interest will allow direct access to that main gas trunkline.

Of the gas reserves acquired from Pangaea approximately 30 PJ has already been contracted to Incitec Pivot Ltd in Brisbane, with sales commencing at approximately 3 PJ per annum net to the acquired interest from late 2007. The net 2P reserves of 117 PJ acquired represent the appraisal of only a small portion of the overall area, with the report by independent reserves certifiers suggesting a 3P reserve of 260 PJ net to the acquired interest in the ATP620P area alone. Additional recoverable gas would require capital to confirm and subsequently develop, together with exploration potential of the acreage it provides significant upside to the transaction.

The consideration for the acquisition of these interests from Pangaea is $70 million.

[1] 2P reserves as certified by the independent reserves assessment experts Netherland, Sewell & Associates Inc. in a report commissioned by the Operator of the permit or licence areas, Queensland Gas Company Ltd.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

For further information on this release, please contact:

Mr John Rodda
General Manager, Planning and Development
Origin Energy
Telephone: (02) 8345 5109
Mobile: 0419 029 367


20 km
Miles
Talinga
ATP 610P
Chinchilla
QLD
Map Location
PL 179
PL 229
Argyle
Walloon Fairway
Orana
ATP 620P
PPL 107
Wallumbilla to Brisbane Pipeline
PL 228
Lauren
ATP 648P
Legend
Origin ATP/PL
Pangaea ATP
Pangaea PL
CSG Field

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 February 2006
From	Bill Hundy	Pages	3
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

3 February 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Kyeen Creek 1

Well type: Oil/Gas Exploration (onshore)

Location: Surat Basin, Queensland (ATP470P)

Approximately 3km southeast of the Namarah field and 5km north of Rockhampton High 1.

Latitude: 27° 24' 32.56" S
Longitude: 149° 20' 13.26" E

Initial Interests:

Origin Energy CSG Limited/Angari (Operator)*	58.5%
Santos QNT Pty Ltd	6.5%
Ausam Resources Pty Ltd	35.0%

Post Well Interests:

Origin Energy CSG Limited/Angari (Operator)*	49.5%
Santos QNT Pty Ltd	5.5%
Ausam Resources Pty Ltd	45.0%

Under a farmin agreement, Ausam is funding approximately 68% of the well costs to increase its equity in the permit to 45%.

*a wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Upper Tinowon Sandstone

Secondary target: Showgrounds sandstone
Basal Rewan sandstone
Intra Wallabella sandstone

Proposed total depth: 2543 metres

Progress and Status: Commenced drilling on 18 January 2006 with the Century 7 drilling rig. Set 244 millimetre (9 5/8 inch) surface casing at 397 metres. Drilled 216 millimetre (8 ½ inch) hole to 2,358 metres. Drill Stem Test 1 conducted over the Basal Rewan Sandstone interval 2,347 to 2,358 metres recorded gas at surface but due to mechanical problems no main flow was conducted. Analysis of the test indicates the sandstones are of low permeability.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

At 06:00 EST today the well was drilling ahead at a depth of 2,411 metres in the Bandanna Formation.

Progress for the week was 518 metres.

Non Operated Wells

There are no significant non operated wells to be reported.

For further information contact:

Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 February 2006
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY TO ANNOUNCE HALF YEAR RESULTS ON 20 FEBRUARY**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5441 - bill.hundy@originenergy.com.au

CONTACT

3 February 2006

Contact Energy to Announce Half Year Results on 20 February 2006

Contact Energy intends to release its unaudited results for the six months ended 31 December 2005 at approximately 8.30am on Monday, 20 February 2006. These will be the first financial result reported since the adoption of New Zealand International Financial Reporting Standards.

Shareholders are advised that, subject to Contact's Board of Directors' approval, the record date for the payment of the interim dividend will be Thursday, 9 March 2006.

Contact shareholders who wish to participate in the company's share top-up plan and have their dividends used to purchase on-market shares (and who have not already registered) need to have registered their intention to participate by 23 February 2006.

Similarly, shareholders that wish to withdraw from participation in the share top-up plan need to register their intention to do so by 23 February 2006.

Shareholders who wish to register for, or withdraw from, the share top-up should contact the company's share registrar:

Computershare Investor Services Limited
Private Bag 92119, Auckland 1020
Telephone (09) 488 8777

Ends

Pattrick Smellie
Corporate Communications Manager
(04) 462 1189
(021) 588 203

To subscribe to the latest news from Contact Energy, by email or RSS, please visit www.mycontact.co.nz.

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 February 2006
From	Bill Hundy	Pages	3
Subject	**Origin successfully bids for two petroleum exploration permits in the offshore Northland Basin, New Zealand**		

For your information please find attached an announcement regarding Origin's successful bids for two petroleum exploration permits in the offshore Northland Basin, New Zealand.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

3 February 2006

Origin successfully bids for two petroleum exploration permits in the offshore Northland Basin, New Zealand

Origin Energy has been advised by the Ministry of Economic Development that its wholly owned subsidiary Origin Energy Resources NZ Ltd has been successful in its application for two petroleum exploration permits in the offshore Northland Basin, New Zealand.

Origin will hold 50% equity and be Operator for permits PEP 38618 and PEP 38619, with OMV New Zealand holding the remaining 50% equity.

Planning is underway for the acquisition of 2D and 3D seismic surveys over existing leads identified in these permits.

For further information please contact:

Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au


N
0
100
Kilometres
Block A
Block B
Block C
Northland
Basin
Tasman
Sea
Auckland
North
Island
PEP
38618
PEP
38619
Offer Blocks
Origin
Origin
PEP
38485
Origin
PEP 38493
CONTACT
PEP 38729
Origin
New
Zealand
Taranaki
Basin
Kupe
PML 38146
Origin

Location Map: Northland Blocks, New Zealand

082-34934

Origin energy

7 February 2006

The Manager
Company Announcements
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

ORIGIN ENERGY HALF-YEAR RESULTS

I advise that Origin Energy will announce its results for the half-year ended 31 December 2005 on **Monday 20 February 2006**.

Yours faithfully

Bill Hundy
Company Secretary

02-8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange	Date	8 February 2006
From	Bill Hundy	Pages	3
Subject	**SUBSTANTIAL HOLDER - CHANGE OF INTERESTS**		

We wish to advise that the substantial shareholding of Origin Energy Limited in Envestra Limited (ENV) has altered and attach the Form 604 Notice of Change of Interests of Substantial Holder.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Copy to: **Company Secretary**
Envestra Limited
Level 10
81 Flinders Street
ADELAIDE SA 5000

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Envestra Limited

ACN/ARSN: 078 551 685

1. Details of substantial holder (1)

Name: Origin Energy Limited
ACN/ARSN (if applicable): 000 051 696

There was a change in the interests of the substantial holder on: The dates set out in paragraph 3
The previous notice was given to the company on: 19 / 04 / 2004
The previous notice was dated: 19 / 04 / 2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Stapled Securities	134,955,000	18.30%	134,955,000	17.14%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
30/4/2004	Origin Energy Limited	Dilution of holding by issue of 32,196,793 stapled securities through a Share Purchase Plan	-	-	-
30/11/2005	Origin Energy Limited	Dilution of holding by issue of 17,700,599 stapled securities through Dividend Reinvestment Plan	-	-	-

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Origin Energy Limited	Origin Energy Limited	Origin Energy Limited	Holder of securities	134,955,000	134,955,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Origin Energy Limited	Level 45 Australia Square, 264-278 George Street, Sydney NSW 2001

Signature

print name William M Hundy capacity Secretary

sign here [signature] date 8/ 02 / 2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	9 February 2006
From	Bill Hundy	Pages	3
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

9 February 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Kyeen Creek 1

Well type: Oil/Gas Exploration (onshore)

Location: Surat Basin, Queensland (ATP470P)

Approximately 3km southeast of the Namarah field and 5km north of Rockhampton High 1.

Latitude: 27° 24' 32.56" S
Longitude: 149° 20' 13.26" E

Initial Interests:

Origin Energy CSG Limited / Angari (Operator)*	58.5%
Santos QNT Pty Ltd	6.5%
Ausam Resources Pty Ltd	35.0%

Post Well Interests:

Origin Energy CSG Limited / Angari (Operator)*	49.5%
Santos QNT Pty Ltd	5.5%
Ausam Resources Pty Ltd	45.0%

Under a farmin agreement, Ausam is funding approximately 68% of the well costs to increase its equity in the permit to 45%.

*a wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target:	Upper Tinowon Sandstone
Secondary target:	Showgrounds sandstone
	Basal Rewan sandstone
	Intra Wallabella sandstone
Proposed total depth:	2,543 metres

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Progress and Status: Commenced drilling on 18 January 2006 with the Century 7 drilling rig. Set 244 millimetre (9-5/8 inch) surface casing at 397 metres. Drilled 216 millimetre (8-1/2 inch) hole to 2,358 metres. Drill Stem Test 1 conducted over the Basal Rewan Sandstone interval 2,347 to 2,358 metres recorded gas at surface, but due to mechanical problems no main flow was conducted. Analysis of the test indicated the sandstones were of low permeability. Drilled to a total depth of 2,587 metres. Hydrocarbon indications were observed in thin sandstones within the Bandanna Formation, Winnathoola Coal Member and in basement metasediments, but wireline logs indicated reservoirs associated with these shows to have low permeability.

At 08:00 hours EST today the operation was preparing to release the rig after setting abandonment plugs. The rig will be moved to drill the Merriwee oil exploration well in PL14.

Progress for the week was 176 metres.

Non Operated Wells

There are no significant non operated wells to be reported.

For further information contact:
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Origin energy

082-34934

15 February 2006

The Manager
Company Announcements
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

CHANGE OF SHARE REGISTER ADDRESS NOTIFICATION

Please be advised that effective Monday, 13 February 2006, the Sydney street address of our share registrar - Link Market Services Limited (Link) - has changed as follows:

To	**Level 12** **680 George Street** **SYDNEY NSW 2000**
From	Level 8 580 George Street SYDNEY NSW 2000

The associated postal address, telephone and facsimile numbers, as well as Internet details remain unchanged.

Lodgement of documentation by member organisations, securityholders, and other interested parties must be made at the new address from Monday, 13 February 2006.

Should you have any questions regarding the change of address, please direct them to Jacqui Wise, National Manager Communications at Link on 02 8280 7148.

Yours faithfully

Bill Hundy
Company Secretary

02-8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 February 2006
From	Bill Hundy	Pages	34
Subject	**Results Announcement - Presentation**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Please find attached a presentation to be given to the media and financial markets today regarding Origin Energy's Results for the Half Year Ended 31 December 2005.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Interim Results Announcement
Half-year ended 31 December 2005

20 February 2006

082-34934

Outline

- **Performance Highlights**
- **Financial Review**
- **Operating Review**
- **Outlook**

- All comparative data are in relation to the prior corresponding period, July - December 2004 and have been restated for A-IFRS, unless otherwise stated
- All references to $ are references to Australian dollars unless otherwise specifically marked
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy

Origin energy

Origin energy

Performance Highlights

082-34934

Financial Highlights

• Revenue and other	$3,008 million	up 31%
• EBITDA	$589 million	up 34%
• NPAT	$194 million	up 14%
• Normalised basic EPS	25.5 cps	up 11%
• Free cash flow (FCF)	$301 million	up 22%
• FCF per share	43.2 cps	up 17%
• Debt / (debt + equity)	41%	down 3%[1]
• OCAT Ratio[2]	13.6%	target 9.4%
• Interim dividend (fully franked)	9 cps	up 2 cents

(1) Compared to financial year end June 2005

(2) Calendar year 2005

Origin energy

Operating Highlights

- Increased capacity of sales gas from Spring Gully to 35 TJ/day
- Otway Gas Project on target for commissioning in June 2006
- Commissioning of the Lang Lang gas processing plant commenced in December 2005
- Seismic survey acquired over the Trefoil discovery
- Major onshore and offshore approvals received for Kupe Project with drilling planned for first half 2007
- Development plans for the proposed gas power projects in Victoria and Queensland released for public comment and formal assessment
- Ladbroke Grove Power Station operating on gas supplied from SESA pipeline
- Safety performance continues to improve

082-34934

Origin energy

Financial Review

Profit & Loss

	Dec 05 ($m)	Dec 04 ($m)	% change
Revenue and other	3,008	2,291	31%
EBITDA	589	441	34%
EBIT	442	327	35%
Net interest expense	(87)	(60)	46%
Tax expense	(92)	(74)	25%
Outside Equity Interests	(69)	(24)	190%
NPAT	194	170	14%
Basic earnings per share (cents)	25.5¢	24.6¢	4%
Free cash flow cps (cents)*	43.2¢	36.8¢	17%
ROE (half year)	7.1%	7.0%	1%

*Calculated on a consolidated basis

Origin energy

082-34934

EBITDA of $589.3 million is 34% higher due to the inclusion of Contact for a full six months

Divisions	Dec 05 ($m)	Dec 04 ($m)	% change
Exploration & Production	98.7	117.7	(16%)
Retail	142.2	158.9	(10%)
Generation	43.1	29.7	45%
Networks	15.8	18.8	(16%)
Contact	289.5	115.5	151%
Total	589.3	440.6	34%

E&P: Dec-04 includes non-recurring items of $19.9m
Retail: Lower electricity volumes and margins
Generation: Higher plant availability and Mt Stuart capacity payments
Networks: Change in accounting treatment of Envestra distribution

Origin energy

A-IFRS Impact on EBIT and Profit

	Dec 05		Dec 04		Jun 05	
	EBIT $M	NPAT after Minorities $M	EBIT $M	NPAT after Minorities $M	EBIT $M	NPAT after Minorities $M
Total under A-GAAP			305	152	615	266
Total A-IFRS adjustments (pre-Successful Efforts)			31	24	54	45
Successful Efforts			(9)	(6)	(14)	(10)
Total A-IFRS adjustments			22	18	40	35
Total reported under A-IFRS	442	194	327	170	655	301
Contingent asset (Moomba claim*)			(9)	(7)	(9)	(7)
Effective interest basis for Envestra distributions received^			(3)	(5)	(5)	(6)
Total recurring under A-IFRS	442	194	315	158	641	288

* Non-recurring adjustment

^ Adjustment from 1 July 2005 following application of AASB 139 Financial Instruments

082-34934

Successful Efforts

	Dec 05 $M	Dec 04 $M
EBITDA before Successful Efforts	604	455
Increase in Exploration Expense	(15)	(14)
Restated EBITDA	589	441
NPAT after Minorities before Successful Efforts	201	176
Increase in Exploration Expense	(15)	(14)
Decrease in Amortisation Expense	5	5
Decrease in Tax Expense	3	3
Restated NPAT after Minorities	194	170

Under the Policy:

- Cash flows are unchanged
- Pre-drilling exploration expenditure and costs of unsuccessful wells expensed
- Amortisation expense reduced due to $124m reduction in capitalised exploration on adoption of policy

AASB 139 Financial Instruments

- Comparatives for December 2004 and June 2005 are not required to be restated under AASB 139 Financial Instruments
- Net impact on profit for the December 2005 half year is small due to a number of offsetting impacts
- The impact on profit in future periods may be more volatile

Origin energy

082-34934

Depreciation & Amortisation

	Dec 05 ($m)	Dec 04 ($m)
Property plant & equipment	117.5	81.3
Producing fields	29.3	27.9
Other	0.8	4.4
Total	147.6	113.6

- Increase in PPE depreciation due to full six months contribution of Contact
- Goodwill no longer amortised under A-IFRS

Origin energy

Funding & Interest

Six months ended	Dec 05 ($m)	Jun 05 ($m)	Dec 04 ($m)
Net debt ($m)	2,673	2,743	2,742
Total equity ($m)	3,782	3,516	3,389
Net debt to equity (%)	71%	78%	81%
Debt to (debt + equity) (%)	41%	44%	45%
Net interest expense ($m)	87	135	53
Net interest cover (x EBIT)*	4.5	4.2	5.3
Average interest rate	7.0%	7.0%	6.6%

* including capitalised interest

- Gearing continues to be lower than expected at time of Contact acquisition
- Average interest rate consistent with Jun-05 at 7%
- Above measures ignore the following impacts of A-IFRS:
  -Fair value adjustment to debt in Dec 05
  -Interest on derivative instruments and unwinding of discounts

Origin energy

082-34934

Operating cash flow

	Dec 05 ($m)	Dec 04 ($m)
EBITDA	589	441
Change in working capital	(9)	(38)
Stay-in-business capex (net*)	(134)	(55)
Other (incl. non-cash items)	19	18
Tax	(44)	(64)
OCAT	421	301
Net interest paid	(93)	(54)
Free cash flow	328	247

- OCAT ratio for calendar 2005 is 13.6%
- Increase in stay-in business capex primarily relates to Contact
- Dec-04 only includes three months contribution from Contact

Origin energy

* Net of proceeds on sale

Growth capex for major development projects increased...

	Dec 05 ($m)	Dec 04 ($m)
Stay-in-business	105.5	56.4
Growth		
Exploration & Production	223.9	142.4
Retail	11.0	11.4
Generation	6.7	3.5
Networks	-	-
Contact	12.0	10.3
Total capital expenditure	359.1	224.0
Acquisitions	66.5	967.5
Capex including acquisitions	425.6	1,191.5

082-34934

Cash flow returns from business segments are measured at pre-tax and targets of 14.3% over a full year

	Funds Employed ($m)	Operating Cash flow ($m)	OCFR Dec 05 (%)	OCFR Dec 04 (%)
			Half year returns*	
Exploration & Production	1,357	104.9	7.7%	6.3%
Retail	1,262	94.2	7.5%	11.1%
Generation	323	23.1	7.1%	7.3%
Networks	184	18.2	9.9%	10.7%
Contact	3,514	224.7	6.4%	-

- The decline in Retail returns are driven by lower EBITDA and higher prepayments relating to electricity risk management

Origin energy

* Half year returns - double to get a normalised full year return

An interim fully franked dividend of 9 cents per share has been declared (prior period 7 cents fully franked)

Dividends - cents per share


18
16
14
12
10
8
6
4
2
0
Franking
100% 100% 40% 100% 100% 100%
4
3
2
5
5
7
6
8
7
9
FY 01
FY02
FY 03
FY 04
FY 05
FY 06
Dec half
Jun half

Payment and DRP

- Ex-dividend date 23 February
- Date of record 1 March
- Payable 20 March
- DRP to apply at no discount

Origin energy

082-34934


Origin
energy
Operating Review

Exploration & Production: EBITDA of $98.7m down 16% due to non-recurring items in 2004 ...



250
200
150
100
50
0
Total Segment Revenue & EBITDA ($m)
Dec-05
Dec-04
300
250
200
150
100
50
0
Capex ($m)
Revenue
EBITDA
Capex *

* Excludes acquisitions

- 2004 includes a $9.4m adjustment of Moomba insurance claim under A-IFRS and $10.5m benefit from CGP sale
- Total production of 39.7PJ down 8% due to shut-in of Jingemia, sale of Tubridgi, natural field decline from Katnook and Cooper Basins
- Sales revenue up 5% from higher realised prices for all commodities
- Moomba insurance claim settled
- Talinga pilot fully commissioned and purchase of 42% interest in the Argyle CSG project
- Successful efforts accounting policy adopted

... and a $11.5m benefit from the Moomba insurance claim was offset by scale problems which shut-in production at Jingemia for one quarter

082-34934

Development of the Otway Gas and BassGas projects progressed during the half...

Otway Gas Project (29.75%)

- Project 70% complete at 31 December 2005
- HDD 100% complete
- Installation of offshore platform jacket completed in January 2006
- Jacket piling expected to be completed in mid February 2006 with drilling to commence thereafter
- Project remains on target for commissioning in mid 2006 and will add 21 PJe to annual production

BassGas Project (42.5%)

- Acquired an additional 5% interest
- With the Safe Astoria on site, defect and rectification work has recommenced on Yolla Platform
- Start-up date for March 2006 with full production and product sales expected by the end of April 2006
- Onshore gas facility at Lang Lang complete and commissioning work has commenced

... with significantly increased contributions expected as these projects are completed

Origin energy

Coal Seam Gas developments



Queensland
Rockhampton
Coral
Sea
0
80
Kilometres
Emerald
Bowen Basin
Gladstone
Rolleston
Denison
Trough
Bundaberg
LEGEND
Origin permit
Origin CSG permit
Gas pipeline
Origin interest
Potential gas pipeline
Origin interest
Pipeline
Production facility
Proposed
production facility
Yellowbank
Fairview
Spring Gully
Peat
Argyle
Roma
Talinga
Kincora
Surat
Basin
Brisbane
Toowoomba
Tweed Heads
NSW

- Spring Gully production increased to 35 TJ/day
- Ongoing investment in the Spring Gully project will increase capacity to 75 TJ/day in the medium term
- Acquired 42% interest in the Argyle Coal Seam Gas Project with net 2P reserves of 117 PJ in February 2006 (adjacent to Origin's Talinga pilot project)

Origin energy

Planning and development of the Kupe Gas Project has progressed and new exploration permits secured in ...


Kilometres
Northland
Basin
Auckland
North
Island
Otahuhu B
Otahuhu A
Hamilton
Te Rapa
New Plymouth
Gisborne
Poihipi Road
Taranaki
Basin
Taranaki
Napier
Ohaaki
Wairakei
Kupe
Tasman
Sea
Nelson
Wellington
South
Island
Christchurch
Canterbury
Basin
Timaru
Clyde
Roxburgh
Dunedin
Invercargill
Pacific
Ocean
Map key
Conventional natural gas
Gas pipeline
Proposed pipeline
LPG seaboard terminal
Gas capable power plant
Cogeneration plant
Hydro power plant
Gas processing plant Proposed

Kupe Gas Project (50%)

- Two new permits granted adjacent to PEP 38485
- Offshore drilling contract awarded for the development of three wells. Drilling program planned for first half 2007
- Bids for the onshore component which includes construction of the production station and pipeline have been received and are undergoing evaluation
- Final investment decision anticipated in the first half 2006, with first gas expected during 2008

... the Northland Basin make Origin and Contact holders of the largest exploration acreage position in New Zealand

Retail: EBITDA of $142.2 million down 11% due to lower electricity margins and higher customer acquisition costs...



Total Segment Revenue ($m)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Dec-05
Dec-04
200
180
160
140
120
100
80
60
40
20
0
EBITDA & Capex ($m)
Revenue
EBITDA
Capex*

*excludes acquisitions

- Segment revenue remained flat due to the impact of higher LPG and gas revenue offset by lower electricity revenue
- LPG revenue up 9% (pass-through of higher purchase costs and marginal increase in volume)
- Margin 3% lower (NG up 9%, electricity down 9% and LPG down 1%)
- Customer numbers up 2% (+439,000)
- Associated with the increase in customers are higher acquisition costs

Origin energy

082-34934

Gas and LPG volumes slightly higher however electricity volumes down ...

Product information and % change from Dec 04	Natural Gas	Electricity	LPG
Revenue (A$m)	460 (+1%)	843 (-3%)	277 (+9%)
Gross margin (A$m)	85 (+9%)	139 (-9%)	73 (-1%)
Sales (PJ)	62 (+1%)	-	-
Sales (TWh)	-	7.8 (-5%)	-
LPG (Ktonnes)	-	-	267 (+1%)
Total sales (PJe)	62 (+1%)	28 (-5%)	13 (+1%)
Customers ('000)	904 (-2%)	909 (+6%)	290 (+2%)

... with electricity gross margins also impacted by land tax charges of $8.8m not incurred in the prior period

Origin energy

The contract market has softened in the short term but strengthened in longer dates

Victorian Spot and Forward Contract Electricity Prices



$/MWh
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
-$5
Jun 00
Aug 00
Nov 00
Feb 01
May 01
Aug 01
Nov 01
Feb 02
May 02
Aug 02
Nov 02
Feb 03
May 03
Aug 03
Nov 03
Feb 04
May 04
Aug 04
Nov 04
Feb 05
May 05
Aug 05
Nov 05
FY05/06
FY06/07
FY07/08
FY08/09
Forward curve June 05 (purple)
End Jun 04 Forward Curve (Aqua)
End Dec 05 Forward Curve (Black)
Monthly Average Spot Price
Rolling 365 day Average Spot Price
2001 Historical Forward Price
2002 Historical Forward Price
2003 Historical Forward Price
2004 Historical Forward Price
2005 Historical Forward Price
2006 Historical Forward Price
2007 Historical Forward Price
2008 Historical Forward Price
Cal Contract Premium (1 yr lag) vs Cal Spot Avg

082-34934

Customer numbers increased by 39,000 since December 2004...


Mass Market Churn: Completed & Pending
VIC Elec
Vic Gas
NSW Elec
NSW Gas
SA Elec
SA Gas
% Churn: Monthly data annualised
60%
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05

Customers ('000)	Natural Gas	Electricity
Dec-04	918	856
Dec-05	904	909
Net Change	(14)	53

-Continued to expand into NSW & SA markets with 25k new customers

-VIC electricity remains competitive with losses to franchise and new market retailers

... resulting in higher customer acquisition costs

Origin energy

 Source: Various websites including Nemmco, Gasmarketco & Company Information

Warmer temperatures and continued high LPG prices has curtailed contributions ...

Average International Propane Price (CP)



900
800
700
600
500
400
300
200
100
0
Propane price ($A)
Jul-Dec-04
A$534
Jan-Jun-05
A$503
Jul-Dec-05
A$615
Jul-04
Jan-05
Jul-05

- Cost of LPG (CP) averaged A$615/tonne over period (increase of 15% on prior year) and 27% on 3 year average
- Warmer climatic conditions stifled domestic consumption offset by higher industry demand
- Pacific business increased contributions by 10% through realisation of growth initiatives

... with stable cost to serve year on year

Origin energy

082-34934

Generation: EBITDA of $43.1 million up 45% from higher capacity payment and higher plant availability



80
70
60
50
40
30
20
10
0
Total Segment Revenue & EBITDA ($m)
25
20
15
10
5
0
Capex ($m)
■ Dec-05
□ Dec-04
Revenue
EBITDA
Capex*

* excludes acquisitions

- Ladbroke Grove converted to operate on gas supplied from SESA
- Higher capacity payment from Mt Stuart
- Sale of option to Challicum Hills wind farm
- Development approvals for Spring Gully and Mortlake power projects lodged
- REDI grant awarded for the development of SLIVER technology and also to Geodynamics Limited

Origin energy

Exceeded all contracted and market targets with the exception of Bulwer Island and Ladbroke Grove ...

Major Origin Power Plants	Origin Int. %	Capacity MW	Type	Operation	Availability	Contracting Party
Worsley	50	120	Cogen	Base	98%	Western Power & Worsley
Bulwer Is.	50	32	Cogen	Base	91%	BP
Osborne	50	180	Cogen	Base	98%	NRG Flinders & Penrice
OneSteel*	100	8	Cogen	Base	0%	OneSteel
Mt Stuart	100	288	OCGT	Peak	97%	Enertrade
Quarantine	100	96	OCGT	Peak	97%	Origin Retail
Ladbroke	100	80	OCGT	Base/Int	58%	Origin Retail
Roma	100	74	OCGT	Peak	98%	Origin Retail

... with lower Ladbroke Grove availability due to the conversion of generators to operate on gas supplied from the SESA pipeline

Origin energy

082-34934

Networks: EBITDA of $15.8 million down 16% due to change in accounting treatment of the Envestra distribution



Total Segment Revenue & EBITDA ($m)
Capex ($m)
Dec-05
Dec-04
90
80
70
60
50
40
30
20
10
0
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Revenue
EBITDA
Capex*

* excludes acquisitions

- Sales revenue in line with prior period
- Distribution from Envestra unchanged however accounting treatment has changed
- Consumers connected increased by 11,600 but milder weather resulted in lower gas throughput
- Around 170km of new mains laid, and 60km of existing mains replaced
- Strong performance by Coliban water joint venture

Origin energy

Contact: EBITDA of $289.5 million up 151% ...



Total Segment Revenue ($m)
1200
1000
800
600
400
200
0
Dec-05
Dec-04
350
300
250
200
150
100
50
0
EBITDA & Capex ($m)
Revenue
EBITDA
Capex*

* excludes acquisitions

- Completed acquisition of 51.4% interest on 1 October 2004. Results for Dec-05 includes full six months compared to three months in Dec-04
- Sale of Valley Power peaker station in Victoria added $31m to EBITDA
- Results driven by higher wholesale electricity prices, resulting from increased thermal generation

... and has contributed NPAT of $32 million in the six months (excludes Valley Power sale)

082-34934

origin energy

Outlook

Outlook

Profit over the first half was enhanced by a full six months contribution from Contact and an increased contribution from Generation

Assuming current market conditions prevail, earnings for the full year are expected to be 10-15% higher than the recurring A-IFRS earnings in the prior period

Origin energy

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 February 2006
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY CEO RESIGNATION**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

contact

MEDIA RELEASE

20 February 2006

CHIEF EXECUTIVE TENDERS RESIGNATION

Contact today announced that the company's Chief Executive, Mr David Hunt, had tendered his resignation.

"Although the timing of my decision coincides with the announcement of the proposed merger between Contact and Origin, my choice is entirely motivated by personal reasons," said Mr Hunt.

"When I raised this intention with the Board, it was made clear that I would be offered an opportunity to manage the New Zealand business, assuming the proposed merger proceeds.

"However, I concluded that I want to take my career in a new direction, and have tendered my resignation," said Mr Hunt.

"I want to emphasise that this decision should in no way be construed as an indicator of my views on the merits of the proposal," said Mr Hunt.

"Compared with the status quo, the proposed merger has the potential to yield worthwhile benefits to the group over time, especially by aligning the companies' activities and interests in the NZ upstream sector."

"Ultimately, it will be a decision for shareholders, and they will need to assess the benefits and risks inherent in the proposal versus the alternative."

Contact's Chairman, Mr Grant King, said "David has made an outstanding contribution to the development and growth of the company over the last ten years, reflected most recently in his appointment as Chief Executive."

"The Board had hoped David would continue in this role but respects his decision, and has initiated a process for appointing a successor."

He also noted that Mr Hunt will continue in his current role for a period to assist with the transition to a new Chief Executive.

Ends

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 February 2006
From	Bill Hundy	Pages	50
Subject	**Origin Energy and Contact Energy announce agreement to merge through a dual-listed company structure**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Please find attached the following documents in relation to a proposed merger of Origin Energy and Contact Energy by way of a dual-listed company structure:

- ASX Release
- Attachment 1 - Highlights
- Attachment 2 - Background
- Attachment 3 - Fact Sheet - Origin Energy Limited
- Attachment 4 - Fact Sheet - Contact Energy Limited
- Attachment 5 - Presentation "Creating Australasia's largest integrated energy company"

Important Notice: Certain statements in this announcement are or maybe forward looking and actual results may differ depending on a variety of factors. This announcement should not be relied upon as a recommendation to buy or sell shares in Origin Energy Limited or Contact Energy Limited. Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

Any shareholder action required in connection with the proposed transaction will only be set out in documents to be published in due course and any decision made by shareholders should be made solely on the basis of information provided in those documents.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

ASX Release

20 February 2006

Origin and Contact agree to merge to create Australasia's largest integrated energy group

Origin Energy Limited and Contact Energy Limited of New Zealand have agreed to merge, creating Australasia's largest integrated energy group with a combined market capitalisation in excess of A$7 billion.[1] The agreement is subject to regulatory, Court and shareholder approval.

The merger will occur by way of a dual-listed company (DLC) structure with a common board and unified management team. This will enable the companies to be run as one business which will be known as ContactOrigin.

Origin Energy and Contact Energy will retain their separate legal identities and maintain their individual stock exchange listings.

Shareholders are not required to exchange or sell their shares in order to give effect to the merger.

Commenting on the proposal Origin Chairman, Kevin McCann said "The case for bringing Origin and Contact together is compelling. It is a natural progression for both companies following Origin's purchase of 51.4% of Contact in 2004.

"Contact Energy and Origin Energy are an excellent fit. They have similar business strategies, complementary assets and skills, generate strong and predictable cash flows and in both cases have a successful track record of performance and growth. Importantly the merger will bring additional skills and strength to both companies, with Origin bringing exploration and production expertise and Contact providing strong generation experience."

"We believe additional value will be created through the merger by the removal of operational and strategic inefficiencies and creating more opportunities for growth. Combining the cashflows of the two companies will create immediate benefits for Origin shareholders by allowing significantly higher dividends to be paid while still preserving the financial capacity to fund the continued growth of ContactOrigin.

"Of all the proposals we examined, a merger by DLC is the only viable option that provides benefits and is fair to both Origin Energy and Contact Energy shareholders," Mr McCann said.

Upon implementation of the merger, it is proposed that the common Board have 10 directors comprising the seven current directors of Origin and the three independent directors of Contact. Kevin McCann, Chairman of Origin Energy will chair the Board, and Phil Pryke an independent Director, and Deputy Chair of Contact will be Deputy Chair.

---

[1] Based on the closing share prices of these companies' shares on 17 February 2006 and after adjusting for Origin Energy's holding in Contact Energy, the combined entity would have a combined market capitalisation of A$7.2bn.

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

Grant King will be Managing Director of ContactOrigin. The Chief Executive of Contact Energy will become part of the Executive Management Team of ContactOrigin and will report to the Managing Director.

Key Commercial Elements of the Proposal

Under the terms of the proposed merger, Origin Energy's current activities in New Zealand (exploration and production permits, LPG distribution) will in future be owned by Contact Energy. Origin will no longer need to retain its 51.4% interest in Contact. Contact will acquire and then amalgamate that holding. This will be funded by the relocation of a corresponding amount of Origin debt to Contact.

The merger ratio, which defines the relative economic interest that shareholders from each company hold in the merged business, has been determined from the relative market valuation of the two companies based on the volume weighted average price of the two companies' shares over the last nine months.

After allowing for Origin Energy's existing stake of 51.4% of Contact, Origin shareholders will hold 75.7% of the merged business. Contact minority shareholders will effectively shift from owning 48.6% of Contact to owning 24.3% of the merged business.

The DLC has the advantage for Contact shareholders of continuing to hold shares in a New Zealand listed company, thereby retaining the benefits of a primary stock exchange listing and dividend imputation.

Under the DLC, Contact and Origin will cross-guarantee each other's debt. The overall debt position of the merged businesses will be unchanged. Standard and Poor's has advised that the merged entity will have a rating of BBB+, compared to Contact's current rating of BBB.

As a result of the relocation of debt, Origin's Australian tax liability and in turn franking credits will increase. This increase is such that Origin will ensure dividends are fully franked from the first dividend payable in respect of the earnings of the merged business to ensure available credits are distributed to the maximum extent possible.

Immediately prior to the merger implementation, Contact Energy will pay a fully imputed special dividend to its shareholders, which will comprise a taxable bonus issue of 7.3 shares per 100 existing shares, and NZ$0.05 per share in cash. These dividends will use imputation credits that would otherwise be lost following completion of the merger. Following the bonus issue and amalgamation Contact Energy will have 301 million shares on issue.

As part of the merger Origin will issue bonus shares to its shareholders to equalise the value of Origin and Contact shares. Origin Energy shareholders will receive a bonus issue of 18.3 shares per 100 existing shares, increasing its shares on issue to 937 million.

ContactOrigin will therefore have total shares on issue of 1,238 million shares for the merged business. Each share will have one voting right and will receive the same dividend denominated in the currency of the country of listing.

Origin energy

It is proposed that after the merger is implemented ContactOrigin will declare a final dividend of NZ15 cents per share on the total number of shares on issue in respect of the 2005/06 financial year. The Contact dividend will be fully imputed and the equivalent Origin final dividend will be partially franked.

This will equate to a payout ratio of approximately 60% which is expected to be maintained going forward. It is also expected that going forward dividends declared with respect to earnings from the 2006/07 financial year will be fully imputed/franked.

Given that Origin's dividend policy has previously been to pay dividends at a rate of 40% of earnings per share Origin shareholders will receive an immediate and ongoing increase in dividends.

Approvals Process and Timetable

In New Zealand, approvals required for the proposal include the Takeovers Panel, the NZX and the Overseas Investment Office and in Australia, the approvals include the Foreign Investment Review Board, ASIC and the ASX.

Once these approvals are obtained, an Explanatory Memorandum providing details of the merger proposal will be mailed by each company to its shareholders. In the case of Contact Energy shareholders, the merger will be implemented via a Scheme of Arrangement (to be submitted to the High Court for approval) which will include an independent appraisal report on the transaction prepared by First New Zealand Capital.

A shareholder meeting of each company will be held approximately four weeks after the Explanatory Memorandum is mailed. At these meetings shareholders in each company will have the opportunity to vote on the proposal. Approval is required from shareholders of both companies in order for the merger to proceed.

If approved, the merger is expected to be completed and implemented early in the 2006/07 financial year.

Further details are available on Origin Energy's website www.originenergy.com.au

For further information on this release, please contact:
Mr Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone: (02) 8345 5558

Photographs of Origin Energy's assets are available at www.originenergy.com.au/corporate images

082-34934

Attachment 1 - Highlights

Origin and Contact agree to merge to create Australasia's largest integrated energy group

- Origin Energy and Contact Energy agree to merge by DLC to create Australasia's largest integrated energy group with a market capitalisation of A$7 billion and more than 200,000 shareholders across Australia and New Zealand.

- The combined group will have:
  - total assets of A$8.8 billion, sales in excess of A$5.5 billion and EBITDA in excess of A$1 billion.
  - more than 2.6 million energy customers across Australia and New Zealand.
  - equity interests in around 3,000 megawatts of generation capacity[1].
  - over 2,000 PJe of proved and probable reserves.
  - substantial exploration and production assets across Australia and the largest exploration acreage position in New Zealand.

- The greater scale and diversity in the business will reduce risk and enhance predictability of profits and cash flows.

As a combined business ContactOrigin:
- can eliminate conflicts and inefficiencies at a strategic and operational level that arise under the current ownership structure.
- will benefit significantly from managing its financial position on a unified basis.
- can better manage the strategic challenges Contact Energy faces in New Zealand and create more opportunities for both companies to grow.

As a result Contact Energy shareholders will benefit from:
- a special dividend paid by taxable bonus share of 7.3 shares per 100 existing shares and a dividend of NZ$0.05 per share.
- a final dividend for current financial year of NZ$0.15 per share (on the increased number of Contact Energy shares on issue).
- increased earnings per share and cash flow per share.
- the advantage of holding shares in the merged business through a New Zealand listed company thereby retaining the benefits of dividend imputation.

And Origin Energy shareholders will benefit from:
- an immediate and significant increase over their current dividends. Origin Energy shareholders will receive the $A equivalent of the Contact final dividend for the current financial year (on the increased number of Origin Energy shares on issue).
- a DLC dividend policy targeting payment of a fully imputed/franked dividend and a payout ratio of 60%. Future dividends will be at least consistent with the dividends Contact shareholders should have otherwise expected to receive.

---

[1] Net interests of Contact Energy and Origin Energy

Origin energy

Attachment 2 - Background

Origin and Contact agree to merge to create Australasia's largest integrated energy group

Origin Energy acquired a 51.4% interest in Contact Energy in October 2004. It did so with the objective at that time that the acquisition:

- secured a controlling interest in a well managed business that pursued similar business strategies to Origin Energy but focussed primarily in the New Zealand energy market;
- provided greater scale and diversity of business and cash flows therefore improving the overall business mix within Origin Energy;
- created more opportunities for growth by establishing through Contact Energy a sound competitive position in New Zealand that complemented Origin Energy's existing businesses;
- provided appropriate returns for shareholders at the price paid.

Origin Energy has achieved these initial objectives. However, since acquisition it has become evident to the Directors of both companies that the similarity of strategy and operations is such that significantly more value could be created if the two companies combined.

The combination of the two companies would create the market leading company in the domestic energy market in Australia and New Zealand. The combined companies:

- Produce and supply energy to more than 2.6 million electricity, natural gas and LPG customers throughout Australia, New Zealand and the near Pacific region.
- Own and/or operate around 3,000 MW of hydro, geothermal and thermal generation.
- Have fuel security through long term access to hydro and geothermal resources and over 2,000 PJs of gas and liquids reserves on an equity (2P) or contracted basis.
- Have the largest portfolio of exploration acreage in New Zealand and significant exposure to exploration opportunities and reserves growth in Australia.
- Have a strong set of growth projects through exploration, development of existing 2P reserves, development of major generation projects in Australia and New Zealand, growth in market share in domestic energy markets particularly in Australia and development opportunities through development expenditure on solar photovoltaics and hot dry rock (HDR) technology.

082-34934

Origin energy

- Have a lower carbon intensity portfolio of energy producing assets than market average with the prospect of benefiting significantly from carbon costs should they be introduced.

- Will have a market capitalisation exceeding A$7 billion. Both companies currently have between them 200,000 shareholders.

- Will have EBITDA estimated to exceed A$1 billion pa, total assets of A$8.8 billion and sales in excess of A$5.5 billion.

- Employ more than 4,000 people through the region.

Benefits of a Combined Business

The potential to significantly increase the value of the combined businesses arises for three key reasons.

- **A combined business can eliminate conflicts and inefficiencies at a strategic and operational level that arise under the current ownership structure.** The current structure whereby Origin Energy owns 51.4% of Contact Energy can result in competition for opportunities rather than co-operation. Through the requirement for shareholder approvals for related party agreements inefficiencies are created in not being able to maximise benefits for all shareholders.

  An illustration of this conflict is where Contact Energy wishes to undertake exploration to find more gas to fuel its thermal generation but Origin Energy is better placed to conduct that exploration. Should Origin Energy undertake that exploration and be successful, the sale of gas to Contact Energy by Origin Energy under the current structure would require shareholder approvals which would not be required if Origin Energy was to sell that gas to a third party. Another example is where the integration of Origin Energy's LPG business in New Zealand with Contact Energy would create both cost savings and revenue enhancements for the combined businesses. However, under the current structure the sale by Origin Energy to Contact Energy of its business would require Origin Energy to forego 48.6% of its interests in the business. Origin Energy would not do this without being appropriately compensated for the long term value it has foregone.

  At an operational level combining the companies would facilitate savings in operating costs. It is expected that combining the companies will result in reduced costs in corporate functions such as tax and treasury, savings in procurement, harmonisation of management systems, and reduction in retail operating costs through shared development of systems. Some revenue enhancements are also expected through shared product and marketing strategies in the retail business. Savings in capital costs are also expected through co-ordination of procurement of major capital items, spares and maintenance contracts.

- **A combined business will benefit significantly from managing its financial position on a unified basis.** The current cash flows generated by Origin Energy and Contact Energy cannot be easily managed on a combined basis. The combined companies can better allocate cash flow to opportunities at

Origin energy

times most likely to maximise value to shareholders from both companies. The companies' capital raising (both debt and equity) are separately managed. The combined business would have a lower cost of capital due to lower volatility of earnings, increased market capitalisation of the combined business and improved liquidity.

- **A combined business will better manage the strategic challenges that Contact Energy faces in New Zealand and create more opportunities for growth.** Both companies have pursued the same strategy of building an integrated business across the fuel, generation and retail segments of the competitive energy markets in Australia and New Zealand. However, each Company faces different challenges in implementing that strategy.

  Contact Energy is a net generator with its large investment in generation in excess of its retail requirements. It has fuel security for hydro and geothermal generation but only five years forward cover on fuel for it's current thermal generation. It has valuable options in consented sites to expand its thermal generation but lacks the fuel certainty to underpin these options.

  The key strategic challenge for Contact Energy is to create fuel certainty to maintain the value of its current thermal generation and add value through the conversion of its consented sites to expand generation to meet New Zealand's growing energy requirements. Clearly the discovery of more natural gas would achieve this objective. However there is insufficient gas focussed exploration in New Zealand to address this problem in the time frame required by Contact Energy. Contact Energy alone does not have the resources or skills to mount an exploration program that has any real prospect of creating value through exploration.

  Origin Energy, in contrast, has assembled a significant portfolio of exploration opportunities in Australia and New Zealand and has both the skills and resources as well as the incentive through its interest in Contact Energy to aggressively pursue these opportunities. Whilst this program cannot guarantee success in New Zealand, it is part of a broader exploration portfolio in Origin Energy through which Origin Energy has demonstrated success in adding value through exploration.

  If additional gas is not to be found in New Zealand and Contact Energy has to rely on imported liquid fuels (oil, LNG, GTL) it is exposed to significant profit risk should the input cost of these fuels not be able to be recovered from higher electricity prices. In a merged business Contact Energy has the benefit of Origin Energy's gas and liquids production which can provide a natural hedge against that profit risk.

  In Australia, Origin Energy is a net retailer with limited investment in generation and long-term fuel security through its gas purchase agreements and growing gas and liquids reserves and production. The next phase of Origin Energy's strategic development in Australia is through significant investments in generation. To this end, Origin Energy is currently consenting sites in Queensland and Victoria to develop up to 1,000MW power stations in both locations.

Origin energy

Contact Energy's demonstrated skills in the development and operation of power stations will significantly enhance Origin Energy's ability to deliver value to shareholders in undertaking these developments.

Combined, the two companies are one of the largest consumers of natural gas for power generation and onsale in its retail businesses and one of the largest energy retailers in the region. These positions will allow the combined business to leverage more opportunities for growth than each company could identify on its own.

In considering how to best unlock the benefits of combining the two businesses, the Directors of Origin and the Independent Directors of Contact have concluded that the proposed merger:

- should deliver improved financial performance for shareholders through higher share of earnings and/or increased dividends;
- produces (for any given level of dividends) lower gearing to fund growth and thereby create additional value for shareholders.
- allows Contact and Origin to each retain their national identities by not requiring the combined business structure to be domiciled in only one country;
- recognises that New Zealand investors would prefer to hold shares in a prominent New Zealand business as opposed to an Australian business with operations in New Zealand and vice versa;
- recognises that as Contact is one of a limited number of "blue chip" stocks on the New Zealand sharemarket it ensures that New Zealand investors continue to have access to such a New Zealand investment and that as such each company continues to be appropriately represented in each country's share indices;
- provides greater flexibility in the future to raise equity in different jurisdictions as shares in either Contact or Origin could be provided as consideration when making future acquisitions; and
- preserves to a large extent existing shareholder taxation treatment in that it does not involve shareholders having to dispose of existing shareholdings which could impact their ability to continue to receive equivalent levels of imputation and franking credits.

Given these considerations, Origin Directors and the Independent Directors of Contact have concluded that the only viable way to merge the two companies is by combining Origin Energy's New Zealand business with Contact Energy and then merging these businesses by way of a dual listed company (DLC) company structure. This form of merger will secure and make available to both Origin Energy and Contact Energy shareholders the maximum benefits that will arise from combining the two companies.

Details of the proposed merger

The practical effect of the merger is that with a common Board and management team, the business will be effectively unified. There will be cross guarantees between the merged companies.

Merging of the company cash flows and implementation of cross guarantees will enhance the company credit rating. Advice from Standard & Poors is that the merged companies would retain Origin Energy's BBB+ credit rating compared to Contact Energy's current credit rating of BBB.

The merged group will be called ContactOrigin. The legal identity and stock market listing of both companies will be maintained. Origin Energy will trade on the ASX and its share ticker will be ORG - Origin Energy's current ticker code. Contact Energy will trade on the NZX and its share ticker will be CEN - Contact Energy's current ticker code. Both companies will continue to carry on their businesses under their current brands of Origin Energy and Contact Energy. No shareholder in either company will need to exchange or tender their shares in order to give effect to the merger.

Following the merger, it is anticipated that Origin Energy's relative weighting in the benchmark S&P200 Index and similar indices will remain unchanged. Contact Energy is also expected to remain high in the benchmark NZ50 Index and discussions will be held with the NZX to determine Contact Energy's weighting following the merger. Both Origin Energy's and Contact Energy's participation in the relevant MSCI indices is not expected to change as a result of the merger.

It is proposed that the common Board have 10 directors comprising the seven current Directors of Origin Energy and the three Independent Directors of Contact Energy. Mr Kevin McCann will chair the Board and Mr Phil Pryke will be deputy chair.

Mr Grant King will be Managing Director and CEO of ContactOrigin. The CEO of Contact Energy will become part of the Executive Management Team at Origin Energy and will report to the Managing Director.

In New Zealand, the merger will be implemented through a Court-approved Scheme of Arrangement and therefore Court approval will also be required in addition to regulatory and shareholder approval. The merger is subject to receiving those approvals.

Under the terms of the Merger Agreement the companies will secure the necessary regulatory, courts and shareholder approvals to give effect to the merger and send their respective Explanatory Memoranda to shareholders in each company.

If approved, implementation of the merger is targeted for early in the new financial year.

The key commercial element of the Merger Agreement is the establishment of the merger ratio which determines the proportion of the merged entity that is attributable to Origin Energy and Contact Energy minority shareholders. As part

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of their review of the merger proposal, the Independent Directors of Contact Energy and the Origin Board have considered the merger ratio and determined that a merger ratio of 75.7: 24.3 is fair for Contact and Origin shareholders. This ratio has been determined on the basis of the volume-weighted average trading prices of the two Companies over the past nine months.

As the merger will make redundant Origin Energy's 51.4% shareholding in Contact Energy, this interest will be acquired by Contact Energy and amalgamated so that Origin no longer has shareholding in Contact. This will be funded by relocation of debt from Origin Energy to Contact Energy sufficient for this purpose. The relocation of the debt will change the relative profits of Origin Energy and Contact Energy but will have no impact on the profitability of the merged Companies nor the earnings or dividends attributable to shareholders. Notwithstanding the changes, it is expected that the merged companies can continue to pay a fully imputed dividend in New Zealand and fully franked dividends in Australia.

The MIA also provides for certain adjustments to the total number of shares on issue as follows:

- Contact Energy will declare a special dividend which will be paid by way of a taxable bonus share of 7.3 shares per 100 existing shares and a cash dividend of NZ$0.05 per share.

- Origin Energy will undertake a bonus issue of 18.3 shares per 100 existing shares to Origin Energy shareholders to equalise the value of all shares within the merged companies.

Following the issue of bonus shares and the amalgamation Contact Energy and Origin Energy will together have 1,238 million shares on issue. All shares will have one vote per share and will participate equally in all dividend payments.

Directors' intend to adopt a dividend policy that will see approximately 60% of earnings per share paid out as dividends and that all dividends will be fully imputed/franked. Contact Energy has a policy to pay out approximately 80% of earnings as dividends. However it is expected that the payment ratio of 60% will result in a dividend to New Zealand shareholders that is at least equal to that in the dividend previously envisaged for Contact Energy shareholders. This reflects the fact that at the agreed merger ratio, Contact Energy shareholders will have benefited from an accretion to the earnings per share they would have achieved prior to the merger.

Notwithstanding the increase in share of earnings attributable to Contact Energy shareholders, all shareholders will receive the same dividend. Origin Energy shareholders will, therefore, receive a significant increase in dividends following completion of the merger.

Should the merger be approved and implemented based on current forecasts, Directors expect to declare a final dividend in respect of the current financial year of NZ$0.15 per share (whereby Origin Energy shareholders will receive the $A equivalent).

Origin energy

Origin Energy currently consolidates Contact Energy within its accounts. As a guide to shareholders, Origin Energy's financial statements prior to the elimination of minorities serve as a useful starting point for the financial position of ContactOrigin. This position should then be adjusted for:

- relocation of debt to fund the acquisition of Origin's New Zealand shareholdings. This will have a significant impact on the accounts of each company but only a minor impact on the accounts of the merged entity;
- adoption of the new dividend policy which will result in increased distributions to shareholders;
- incorporation of a modest level of efficiency gains; and
- the change in the number of shares on issue.

Summary

The Directors of Origin Energy and the Independent Directors of Contact Energy have determined that combining the two companies can create significant additional value for shareholders. They believe that the most effective way to access this value is to merge the companies by way of a DLC to ensure that both sets of shareholders can effectively participate in the continued growth and development of the company.

The Independent Directors of Contact Energy have concluded that the proposed terms of the merger, and most specifically the merger ratio which determines the Contact Energy minority shareholders' interests in the merged business, is fair.

It is acknowledged that the process of merging the companies involves a number of steps which have not previously been implemented in New Zealand. The steps will require regulatory and shareholder approvals in Australia and New Zealand and Court Approval in New Zealand for the Scheme of Arrangement. Both companies will be working diligently to ensure the necessary approvals are obtained in an appropriate time frame.

The Directors of Origin Energy and the Independent Directors of Contact Energy believe that the merger of the two companies will create significant additional value for shareholders and therefore recommend that shareholders approve the proposed merger.

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Origin energy

Attachment 3 - Fact Sheet - Origin Energy Limited

Origin Energy is a major Australasian integrated energy company focussed on gas and oil exploration and production, energy retailing, power generation and utility network management.

As both a producer and retailer of energy, Origin Energy's strengths come from its integration across the supply chain. Origin Energy's portfolio of assets provides flexibility and significant opportunities for growth in the ever changing energy industry.

Since Origin Energy was listed on the Australian Stock Exchange in 2000, our revenues have grown threefold and market capitalisation has increased from less that $1 billion to over $5.5 billion.

As well as the business segments described below Origin Energy owns a 51.4% interest in Contact Energy of New Zealand. A separate fact sheet on Contact Energy is attached.

Exploration and Production

Origin Energy produces gas and oil from reserves strategically located close to major Australian and New Zealand energy markets. Origin Energy's proved and probable reserves are estimated to be 2,220 petajoules equivalent, of which 89% is natural gas. Origin Energy is the operator of 10 onshore oil or gas onshore production facilities and has interests in exploration and production permits covering more than 100,000km^2 in Australia and New Zealand. Origin Energy is also Australia's leading developer of coal seam gas (CSG), which is an abundant, new and reliable source of gas supply for eastern Australian gas markets.

Origin Energy's exploration and production portfolio includes both offshore and onshore acreage in the following areas:

- *Otway/Bass Basins* - Onshore and offshore. Located in South Australia, Victoria and Tasmania, Origin Energy has an interest in a number of important projects in this area. The BassGas Project is scheduled to deliver gas from the Yolla field into the Victorian market in the first half of 2006 while the Otway Gas Project based on the large Thylacine and Geographe fields in the offshore Otway Basin is planned to provide gas into the Victorian and South Australian markets in the middle of the same year.

- *Cooper/Eromanga Basins* - Onshore. Located on either side of the border between South Australia and Queensland, Origin Energy has exploration and production interests over an area comprising some 30,000km^2. Through the major gas plants at Moomba (South Australia) and Ballera (Queensland), the Cooper Basin has been the principal supplier of natural gas to New South Wales, South Australia and Queensland. Santos is the operator of the Cooper Basin gas production facilities.

- *Perth Basin* - Onshore and offshore. Located in Western Australia, Origin Energy has significant interests in a number of producing assets in the area including the Hovea, Jingemia and Eremia oilfields and the Beharra Springs, Tarantula and Xynis gas fields.

- *Surat/Bowen Basins* - Onshore. Located in Queensland, Origin Energy has major interests in conventional exploration and production permits within these basins and operates three gas plants processing gas from its conventional fields.

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

- *Coal Seam Gas* - Since the mid 1990s Origin Energy has acquired a large portfolio of exploration and production CSG assets in the Surat and Bowen Basins and is now the largest producer of CSG in Australia. It operates the Spring Gully and Peat CSG plants and over half of Origin Energy's natural gas reserves are now located in these areas and will provide a focus for growth in the coming years.

- *Canterbury Basin* - Offshore. Located off the south island of New Zealand, Origin Energy has a 100% interest in a large exploration permit.

- *Taranaki/Northland Basins* - Onshore and offshore. Located off the north island of New Zealand, Origin Energy has a major interest in a number of large permits, including a production licence over the Kupe gas field which is expected to be developed and in production by 2008.

Retail

Origin Energy is the second largest retailer of natural gas, electricity and LPG in Australia with more than two million customers in Australia, New Zealand and the Pacific.

- *Natural gas* - Origin Energy purchases natural gas from producers to sell to residential, commercial and industrial customers in Queensland, South Australia, Victoria and New South Wales.

- *LPG* - Origin Energy supplies LPG to homes and businesses in all Australian states. This includes supply to 800 service stations through Vitalgas in which Origin Energy is a joint venture with Caltex. In our own right or through local joint ventures and subsidiaries, Origin Energy supplies domestic and commercial LPG and autogas in New Zealand and a number of countries in the Pacific.

- *Electricity* - Origin Energy purchases electricity from the wholesale market and directly from generators to sell to residential and business customers mostly in Victoria, New South Wales and South Australia.

Generation

Origin Energy's generation business includes gas-fired cogeneration and peaking plants with a gross installed electricity generation capacity 882 megawatts. We operate four power stations and have interests in Australia's largest portfolio of cogeneration plants which supply electricity and steam under long-term contracts. Origin Energy is also investing in renewable electricity generation including SLIVER solar cell technology and has a 15% interest in Geodynamics Limited, which is developing a hot rock geothermal resource in South Australia's Cooper Basin.

The four power stations operated by Origin Energy are as follows:

- *Quarantine Power Station* - Open cycle gas turbine. Located in Adelaide, South Australia, it has a plant capacity of 96MW. First commissioned in 2002.

- *Ladbroke Grove Power Station* - Open cycle gas turbine. Located in Penola, South Australia, it has a plant capacity of 80MW. First commissioned in 2000.

- *Roma Power Station* - Open cycle gas turbine. Located in central Queensland, it has plant capacity of 74MW. First commissioned in 1999.

- *Mt Stuart Power Station* - Open cycle gas turbine. Located in Townsville, Queensland, it has plant capacity of 288MW. First commissioned in 1999.

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Origin energy

Networks

Origin Energy's Networks business includes a 17.5% stake in Envestra Limited - Australia's largest distributor of natural gas. Envestra owns more than 20,000 km of regulated networks in all mainland states and the Northern Territory, which Origin Energy manages on Envestra's behalf. In July 2003, Origin Energy extended its services to water network management in a joint venture contract to manage the water assets of Coliban Water in central Victoria. Origin Energy also has a one-third interest in the SEA Gas Pipeline which transports gas from Victoria's gas fields to South Australia.

For more information visit www.originenergy.com.au

CONTACT

Attachment 4 - Fact Sheet – Contact Energy Limited

Contact Energy Limited

- In just 10 years Contact has transformed itself from a state owned enterprise into a world-class integrated energy business.
- New Zealand's second largest electricity generator and largest wholesaler and retailer of natural gas.
- Supplies around 28% of New Zealand's total retail electricity market and 40% of New Zealand's total retail gas market.
- Supplies electricity and gas to more than 500,000 customers.

History & Ownership

- Established as a state owned enterprise by the New Zealand Government in 1995.
- In 1998 the New Zealand Government decided to sell Contact and the company was listed on the New Zealand and Australian Stock Exchanges in 1999.
- De-listed from the Australian Stock Exchange in July 2002, but is still listed on the New Zealand Stock Exchange.
- Second largest publicly listed company on the New Zealand Stock Exchange, with around 95,000 shareholders and a market value of $3.7 billion.
- Contact's majority shareholder is the Australian energy company, Origin Energy, which holds a 51.4 per cent stake in the company.

Electricity

- Operates 10 power stations in New Zealand providing 27% of the country's generation capacity from renewable hydro generation, renewable geothermal generation and combined and open cycle gas-fired plants:
  - Otahuhu B, Auckland, 380 MW combined cycle gas turbine
  - Otahuhu A, Auckland provides reactive power for the stability of the electricity system
  - Te Rapa, Hamilton, 44 MW co-generation
  - Ohaaki, Taupo 104 MW geothermal (restricted to 34 MW due to steam availability)
  - Wairakei, Taupo 181 MW geothermal (including 16 MW binary plant)
  - Poihipi, Taupo 55 MW geothermal (restricted to 37 MW due to steam availability)
  - New Plymouth, approximately 300 MW gas turbine
  - Taranaki Combined Cycle (TCC), approximately 367 MW combined cycle gas turbine
  - Clyde, Clutha River, Central Otago, 432 MW hydro
  - Roxburgh, Clutha River, Central Otago, 320 MW hydro
- Also manages under contract the New Zealand Government's reserve generation plant at Whirinaki, Hawke's Bay and has a minority interest in Oakey Power, Toowoomba, Australia.
- As an electricity retailer and wholesaler, Contact sells electricity to around 512,000 customers under the Contact and Empower brands.

contact

- Contact is the incumbent electricity retailer in the Far North, Counties, Eastland, Hawkes Bay, Kapiti-Horowhenua, Tasman, North Canterbury, South Canterbury, Dunedin, Invercargill and Southland.

Gas

- As New Zealand's largest retailer and wholesaler of natural gas, Contact sells gas to 81,000 customers, as well as to its own gas-fired power stations in Taranaki and Auckland.
- Contact is the incumbent gas retailer in Auckland, Manawatu, Hawkes Bay and Wellington.
- Contact has traditionally sourced most of its natural gas from the Maui gas field off the Taranaki coast of New Zealand's North Island.
- With the Maui field depleting, Contact is looking for new sources of natural gas, particularly for electricity generation and has an active exploration programme to find new gas sources in the Taranaki Basin (owns exploration permit PEP38493).
- If insufficient natural gas is not found to replace the Maui supply, Contact is investigating the option of importing liquefied natural gas (LNG) as a backstop energy option for New Zealand.

Geothermal

- Contact is New Zealand's largest, most experienced geothermal generator
- In 2005, completed a successful geothermal drilling programme in steam fields to which it has development rights in Taupo, adding 36 MW new steam capacity under test

People

- Contact employs nearly 800 people across its Wellington head office, Lower Hutt retail services centre, Levin and Dunedin call centres and its 10 generation sites around the country.

For more information visit www.mycontact.co.nz

CONTACT

Origin energy

Creating Australasia's largest integrated energy company

Kevin McCann	Chairman, Origin Energy
Phil Pryke	Chairman of Independent Directors, Contact Energy
Grant King	Managing Director, Origin Energy

20 February 2006

Kevin McCann - Chairman, Origin Energy Ltd

CONTACT

Origin energy

Origin Energy and Contact Energy have entered into a merger agreement

- This will create a trans-Tasman integrated energy group with
  - 2.7 million customers
  - Interests in around 3,000 MW of gross installed generation
  - Extensive portfolio of oil & gas assets
  - Market capitalisation of over A$7 billion
  - 200,000 shareholders
- To be implemented by way of a dual-listed company (DLC) structure
- The economic interests of the DLC, once implemented, will be Origin shareholders 75.7%, Contact shareholders 24.3%

The merger is subject to regulatory, court and shareholder approval.

CONTACT

Origin energy

Since listing on the ASX in February 2000 there have been many milestones in the growth of Origin Energy...

Origin Energy has a proven track record of delivering strong shareholder returns through organic growth and acquisitions


Origin TSR: 289%
2001
2002
2003
2004
2005
2006
Origin and ANP named preferred developers for SEA Gas
Acquired Powercor (retail)
Quarantine Power station developed (95MW)
Acquired 50% interest in SouthWest Cogen (WA)
Acquired major interests in Fairview and Durham CSG fields (QLD)
Acquired 50% interest in Worsley Cogen Plant
Acquired Mt Stuart power station
Acquired additional CSG interests in Qld
Acquired CitiPower (retail)
Otway Basin Project
BassGas Project
Acquired 50% interest in Kupe Gas field
Acquired Rockgas LPG business in NZ
SEAGAS Pipeline comes on line
Acquired additional 5% interest in BassGas project and 1% interest in Offshore Otway Basin
Completed Spring Gully CSG Project
Proposed construction of 1,000 MW gas fired power station in Queensland and Victoria
Acquired additional coal seam interests in Queensland

...not least of which was the purchase of a 51.4% stake in Contact Energy in October 2004

CONTACT

(a) Share price performance from 1 January 2001 to 17 February 2006 (rebased to 100)
(b) TSR calculated from 1 January 2001 to 17 February 2006 and assumes reinvestment of all dividends
Source: Company announcements, IRESS

Origin energy

Since acquisition Origin has been pleased with its investment in Contact

- Contact's business performance to date has been pleasing
- It has added greater scale and diversity to Origin's cash flows
- It has provided appropriate returns to shareholders at the price paid

In that time it has become clear that combining the companies would create a leading energy business.........

- Produces and supplies energy to over 2.6 million electricity, natural gas and LPG customers throughout Australia, New Zealand and near Pacific region
- Operates or holds interests in around 3,000 MW of hydro, geothermal and thermal installed generation capacity
- Has fuel security through
  - long term access to hydro and geothermal resources;
  - over 2000 PJs of gas and liquids reserves; and
  - a substantial portfolio of gas contracts in Australia and New Zealand
- Has the largest exploration acreage position in New Zealand and significant exposure to exploration opportunities and reserves growth in Australia

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CONTACT

Origin energy

Combining the business will create additional value in three main areas…………

- It eliminates conflicts at a strategic and operational level that arise under the current ownership structure;
- The ability to manage its financial position on a unified basis;
- The ability to better manage the strategic challenges that Contact Energy faces in a fuel scarce New Zealand and creating more opportunities for growth

…and enhances the ability of Origin and Contact to develop projects that benefit the entire Group

CONTACT

Origin energy

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The combined business will have a significant portfolio of growth opportunities across Australia and New Zealand..........

- development of Origin's gas reserves and exploration for gas and oil
- help resolve fuel constraints in New Zealand
- development of major generation projects in Australia and New Zealand
- growth in market share in domestic energy markets, particularly in Australia
- developments in renewable energy (photovoltaics, geothermal, wind)

...... as well as the financial strength and cash flows to fund both growth and returns to shareholders

- Market capitalisation exceeding A$7 billion and 200,000 shareholders
- BBB+ credit rating
- EBITDA in excess of A$1 billion per annum

CONTACT

Origin energy

Origin considered alternative options for a combination of the two companies..........

- cash takeover offer is not viable
  - Tried but unsuccessful on previous occasions
- a scrip offer is even less attractive
  - New Zealand investors would lose access to primary listing on NZX, access to imputed dividends and Contact shareholders have previously shown no desire to lose the opportunity of investing in a major national energy business

....and concluded that the best option is a merger that achieves:

- a common board and management team
- preserves the listings of each company on its existing exchange
- retains the benefits of an extensive shareholder base in each country
- aligns the interests of shareholders in both companies
- ensures that the group has improved financial capacity to fund growth

CONTACT

Origin energy

As the 51.4% stakeholder in Contact it was appropriate for us to find a way to combine the companies

A merger by way of a DLC provides:

- All the benefits of merging the organisations
- Preserves the listing of Contact on the NZX and Origin on the ASX and retains the involvement of over 200,000 shareholders in the group
- Aligns the interests of shareholders in Australia and New Zealand
- Allows the businesses to combine without increasing gearing providing the merged entity with financial flexibility to pursue growth

..........a merger by way of a dual-listed company structure is the only viable option

CONTACT

Origin energy

Phil Pryke: Chairman, Independent Directors Committee
Contact Energy Limited

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Contact Energy was floated on the NZX in May 1999 and has developed a dynamic, integrated energy business...

Contact Energy's integrated energy business model has delivered strong returns for investors



Contact TSR: 182%
Consolidates energy retail businesses acquired in 2000
Delists from ASX
Acquired Taranaki Combined Cycle power station (357 MW) (NZ$500m)
Awarded first exploration permit
Confirms supply agreements for gas reserves to end of decade
Origin becomes majority shareholder
2001
2002
2003
2004
2005
2006

Contact Energy is important in the share portfolios of many New Zealand investors - under this proposal, it will remain so

(a) Share price performance from 1 January 2001 to 17 February 2006 (rebased to 100)
(b) TSR calculated from 1 January 2001 to 17 February 2006 and assumes reinvestment of all dividends
Source: Company announcements, IRESS

Since Origin's acquisition of this interest it has been clear that there is a common strategic interest and alignment of skills

- Origin and Contact are pursuing similar strategies of building an integrated energy business across fuel, generation and retail segments
- Many issues faced by the companies are the same - such as how to best create value in energy retailing
- The companies also face a range of different, but often complementary, strategic issues
  - Contact faces fuel scarcity issues while Origin has exploration and production skills
  - Origin is seeking to grow its generation business in Australia while Contact has extensive generation experience in New Zealand

.....but it is increasingly apparent that accessing the benefits of that alignment are constrained by the ownership structure

CONTACT

Origin energy

Combining the business will create additional value

- A business combination could bring together two very successful high performing Australasian companies that are complementary
- Origin has exploration skills and interests Contact does not have while Contact is particularly strong in generation - both are strong in retail
- A business combination would allow New Zealand investors to share the benefit of Origin's strong Australian business
- This greater scale and Australasian diversity would enhance the financial flexibility of the group, improve credit rating and reduce risk
- For example the risks of importing LNG and upstream exploration may be more manageable through a larger combined business than if borne by Contact alone.

CONTACT

Origin energy

The independent directors believe that the DLC merger will bring many benefits to shareholders of Contact Energy....

- They will have the advantage of holding shares in the merged business through a New Zealand listed company thereby retaining primary listing on the NZX and access to dividend imputation.
- The merger ratio is based on the 9 month volume weighted average share prices of the two stocks.
- The DLC dividend policy will target a payout ratio of 60%.
- Future dividends will be at least consistent with the dividends Contact shareholders should have otherwise expected to receive under the current Contact policy of paying out 80% of earnings per share as a dividend.
- Shareholders will therefore gain an increased share of earnings.

....and that the merger ratio that sets Contact shareholders share of the merged business is fair

CONTACT

Origin energy

Origin approached Contact with the proposal to merge by way of a dual-listed company structure......

- Independent Directors Committee (IDC) established consisting of Phil Pryke - Chairman, Tim Saunders, John Milne
- Advisors engaged to assess the proposal, detailed financial modeling undertaken to determine benefits for Contact shareholders
- First New Zealand Capital is preparing an independent appraisal for shareholders
- Regulatory, High Court and Contact minority shareholder approvals are required for the proposal to be implemented
- Explanatory Memorandum to shareholders to provide key detail

... the IDC expects the proposal to unlock significant additional value and believes it is fair to Contact shareholders

CONTACT

Origin energy

Grant King
Managing Director, Origin Energy Limited

...Origin and Contact have agreed to merge by way of a dual-listed company structure named ContactOrigin

- A$7 billion combined market capitalisation
- Over A$1 billion EBITDA per annum
- A$8.8 billion assets
- A$5.5 billion sales
- 2.6 million customers in Australia, New Zealand and Pacific
- Interests in around 3,000 MW of hydro, geothermal and thermal installed generation capacity
- 4000+ employees
- Strong growth pipeline

...Creating Australasia's largest integrated energy company

CONTACT

Origin energy

The merged business will create additional value in three main areas...........

- Elimination of conflicts at a strategic and operational level that arise under the current ownership structure;
- Managing its financial position on a unified basis;
- Better managing the strategic challenges that Contact Energy faces in a fuel scarce New Zealand and creating more opportunities for growth

A merged business will eliminate conflicts at a strategic and operational level

- **The merged business will pursue its strategy unfettered by conflicts of interest**
  - Aligns Origin and Contact's interests in pursuing growth opportunities in New Zealand by combining Contact's and Origin's New Zealand activities in a common ownership structure
  - Single shareholder base becomes indifferent to allocation of resources, capital and assets to either Australian or New Zealand opportunities
- **The merged business can more effectively prioritise and pursue operational synergies without the restraints of related party rules**
  - Exploration in NZ (portfolio effect)
  - Gas contracting between Origin and Contact
  - Retail integration
  - Potential for administrative and corporate function synergies

...and enhances the ability of Origin and Contact to develop projects that benefit the entire Group

CONTACT

Origin energy

The merger increases business scale and improves access to equity capital via shareholders in two markets...

Increases financial flexibility via greater liquidity in equity markets

The merged Group will have ~200,000 shareholders

S&P has advised the Group will have a BBB+ credit rating (Contact Energy currently BBB)

Increased market capitalisation



Market capitalisation (A$bn)
10
9
8
7
6
5
4
3
2
1
7.2
7.0
5.6
5.4
3.8
3.4
2.9
2.7
1.8
Contact Origin
Santos
Origin
AGL Energy
Oil Search
Contact
Alinta
AGL Infrastructure
Trustpower

Increased scale & financial flexibility



Net debt / (Net debt + Market capitalisation)
60%
50%
40%
30%
20%
10%
(10%)
Increased scale and improved financial flexibility
AGL Infra
Alinta
Origin
Contact Origin
Contact
Santos
Trustpower
AGL Energy
Oil Search
2
6
8
10
Market capitalisation (A$bn)

(a) Market capitalisations and FX as at 17 February 2006
(b) AGL market capitalisation split based on broker consensus estimates
(c) AGL net debt split per Scheme Booklet
Source: IRESS, Broker research

...while the increased operational and geographical diversity reduces financial risk.



Origin
Contact
Contact Origin
Business mix
Networks 5%
Upstream 25%
Generation 32%
Retail 38%
Retail 15%
Generation 85%
Networks 4%
Upstream 19%
Generation 45%
Retail 32%
Geography
Australia 65%
New Zealand 35%
New Zealand 100%
Australia 50%
New Zealand 50%

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(a) Origin based on partial consolidation of Contact
(b) Contact based on 9 months to 30 June 2005 (annualised)
Source: Company announcements

The merger provides more options for growth and alternatives to better manage Contact's future fuel challenges


Carnarvon Basin
Perth Basin
Perth
Cooper Basin
Bowen/ Surat Basin
Brisbane
Sydney
Adelaide
Melbourne
Wellington
North Island
South Island
Auckland
Christchurch
Canterbury Basin
Map key

- Contact's growth relies primarily on new thermal generation
- Contact has a limited timeframe to identify whether more gas will be found in NZ or commit to an imported fuel strategy
- The merged business will:
  - Enhance Origin's ability to assist Contact's participation in upstream activities in NZ if additional gas sources are to be found
  - Provide a natural hedge to the "liquid price risk" implicit in an imported fuel solution
  - Allow a transitional strategy to avoid stranding capital
- Credibility of both options enhances Contact's negotiating position with existing suppliers in a short gas market

CONTACT

Origin energy

Description of the DLC

- **A DLC is a merger achieved by contract**
  - Creates a single economic group in which Origin and Contact shareholders have an identical economic interest
- **The economic interests of each group of shareholders is fixed by the merger ratio at the time of entering the DLC**
- **The companies share**
  - Common board and unified management
  - Single credit pool
  - Common dividend policy
  - Combined published accounts
- **Each company retains**
  - Separate legal identity
  - Separate listing
- **The proposed DLC follows the successful models created by BHP Billiton and Rio Tinto**

DLC structure



Contact shareholders
Equalisation 1:1
Origin shareholders
Special Voting Company
Special Voting Company
DLC
Contact
Origin
DLC agreements
Common board & unified management
Cross guarantees

CONTACT

Origin energy

082-34934

On implementing the DLC....

- No shareholder will have to sell or exchange their shares.
- The companies will each retain their current stock exchange listing
  - Origin Energy will remain listed on the ASX with ticker ORG
  - Contact Energy will remain listed on the NZX with ticker CEN
- Each share in Origin Energy and each share in Contact Energy will have
  - One vote per share in the new combined group
  - Will receive an equal dividend per share

Directors expect the merged business to pay fully imputed/franked dividends at a payout ratio of approximately 60%

CONTACT

Origin energy

The merger ratio

- The merger ratio is determined by the relative economic value brought to the DLC by each company
- The merger ratio has been agreed between the companies on the basis of the market capitalisation of the two entities over the last nine months as determined by the 9 month volume weighted average share price of each company
- Given that Origin holds a 51.4% interest in Contact Energy this has resulted in a merger ratio of
  - 75.7 to Origin Shareholders
  - 24.3 to Contact shareholders
- In order to put into effect this merger ratio, certain bonus share issues will be undertaken as described in following slides, resulting in
  - Origin having 937 million shares on issue
  - Contact Energy having 301 million shares on issue
  - The combined group having 1238 million shares participating in voting and the distribution of dividends

CONTACT

Origin energy

Benefits to Contact Shareholders

- Contact shareholders will benefit immediately from a special dividend which will be paid by way of taxable bonus share of 7.3 shares per 100 existing shares and a dividend of NZ 5 cents per share.

- Contact Directors expect to declare a final dividend for current financial year of NZ 15 cents per share (on the increased number of Contact Energy shares on issue).

- Contact shareholders have the advantage of holding shares in the merged business through a New Zealand listed company thereby retaining the benefits of dividend imputation.

- Contact Energy shareholders will benefit from increased earnings per share

CONTACT

Origin energy

Benefits to Origin shareholders

- Origin Energy shareholders will receive a bonus issue of 18.3 shares per 100 shares currently held to give effect to the equalisation ratio
- Origin shareholders will benefit from the DLC having improved cashflows while maintaining gearing on an enlarged capital base thereby providing the merged entity with financial flexibility to fund growth
- Origin shareholders will receive an immediate and significant increase over their current dividends.
- Origin Energy shareholders will receive the $A equivalent of the Contact final dividend for the current financial year.

CONTACT

Origin energy

The ContactOrigin merger is focused on creating additional value......

- No immediate impact on operating activities of either business
- Merged group should expand job opportunities for employees
- Sydney and Wellington offices will remain
- Origin and Contact brands to be retained
- Business as usual with customers
- Ongoing commitment to communities where each company operates
- Ongoing commitment to highest levels of HSE
- Strong focus on sustainability across both businesses

...change will occur, but the merger will create better outcomes for employees, customers and the communities we serve

CONTACT

Origin energy

Implementation steps

- No action is required immediately by shareholders in either country
- Shareholders will be sent explanation letters in the next week
- After due approval processes have been followed shareholders in each company will be sent a detailed Explanatory Memorandum (expected to be sent approximately three months after this announcement)
- Separate meetings of shareholders of Origin and Contact will be scheduled for approximately 4 weeks after the EM's are distributed
- Shareholders will be able to exercise their vote at this meeting
- Subject to approvals it is targeted to implement the DLC early in the new financial year

What will the merged business look like

- Origin Energy currently consolidates Contact Energy within its accounts.
- As a guide to shareholders, Origin Energy's financial statements prior to the elimination of minorities serve as a useful starting point for the financial position of ContactOrigin. This position should then be adjusted for:
  - relocation of debt to fund the acquisition of Origin's New Zealand shareholdings. This will have a significant impact on the accounts of each company but only a minor impact on the accounts of the merged entity;
  - adoption of the new dividend policy which will result in increased distributions to shareholders;
  - incorporation of a modest level of efficiency gains; and
  - the change in the number of shares on issue.

CONTACT

Origin energy

The DLC provides a unique opportunity for the shareholders of both companies to benefit from the increased value arising from combining the businesses

- Will create Australasia's largest integrated energy group with a market capitalisation of A$7 billion and more than 200,000 shareholders across Australia and New Zealand

- The combined group will have total assets of A$8.8 billion, sales in excess of A$5.5 billion and EBITDA in excess of A$1 billion

- Shareholders do not have to sell or exchange their shares and get to share in the benefits of this larger entity

- Target implementation date is early in the new financial year

The proposal is recommended unanimously by the Directors of Origin Energy and the Independent Directors of Contact Energy

Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of the announcement. This presentation should not be relied upon as a recommendation to buy or sell shares by either Origin Energy Limited or Contact Energy Limited.

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 February 2006
From	Bill Hundy	Pages	65
Subject	**RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005**		

We attach the following documents relating to Origin Energy's Results for the half year ended 31 December 2005:

1. Media Release
2. Directors' Report
3. ASX Appendix 4D Report

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Media Release

20 February 2006

Origin Energy announces a 14% increase in half year profit

A full six month contribution from Contact Energy and increased earnings from the Generation business have contributed to a 14% improvement in Origin Energy's profit after tax to $193.7 million for the half year to 31 December 2005.

Financial highlights of half year results

- Revenue up 31% to $3,008 million
- EBITDA up 34% to $589.3 million
- Net profit after tax up 14% to $193.7 million
- Normalised earnings per share increased 11% to 25.5 cents per share
- Basic earnings per share up 4%
- Dividend of 9 cents per share fully franked to be paid on 20 March, up 29% on last year.

Commenting on the result Origin's Chairman Mr Kevin McCann said, "We are pleased to announce a fully franked dividend of nine cents per share. This is a 29% increase over last year and will be paid on 20 March 2006 to shareholders of record on 1 March 2006."

Managing Director Mr Grant King said, "The contribution of Contact Energy which included the proceeds on the sale of the interest in the Valley Power generator increased net profit after tax by $47 million. Generation contribution increased with higher plant availabilities and increased capacity payments from Mt Stuart Power Station.

"Contribution from the Upstream business was down significantly from the prior year however non-recurring items totalling $19.9 million boosted the prior year's result. The benefit of higher oil prices and further receipts of insurance payments relating to lost production from the Moomba incident were offset by lower production in the half particularly from the Perth Basin.

[1] Origin Energy acquired a 51.4% interest in Contact Energy and has consolidated 100% of the results of Contact within its accounts. Outside equity interests are recognised in reporting of net profit after tax and total equity.

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

The Company has also announced that it has adopted “successful efforts” accounting for its exploration activities. This has resulted in reducing capitalised exploration by $124 million. It is estimated that adoption of this policy will reduce reported earnings in the current year by approximately $10 million after tax.

“The retail contribution was also down on the prior period. Higher levels of customer acquisition in the current half has seen a pleasing increase of 39,000 customers over the prior year, the acquisition costs of which are expensed thereby reducing profit in the current half’s results.”

Commenting on the outlook for the full year, Mr King said, “Origin Energy’s earnings are typically higher in the first half and this is expected to be the case again this year, particularly given the one-off contribution from the sale of Valley Power.

“The BassGas Project is in the final stages of commissioning and will progressively contribute to earnings as the plant reaches full production in the fourth quarter of this financial year.

“Oil production in the Perth Basin has returned to target levels and will make an increased contribution to the second half of the year.

“We announced at the Annual General Meeting in October last year that we expected our earnings for the full year to be 10 to 15% higher than the recurring A-IFRS earnings in the prior year. Based on results for the first half and given current market conditions we expect results to be consistent with that announcement.”

For further information on this media release, please contact:

Mr Grant King
Managing Director
Origin Energy
Telephone: (02) 8345 5435

Mr Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone: (02) 8345 5558

Origin Energy Key Financials

Half year ended 31 December	2005 ($m)	2004 ($m)	% change
Sales revenue and other income	3,008	2,291	31
EBITDA	589	441	34
EBIT	442	327	35
Profit before tax	355	267	33
Profit after tax	263	194	36
Profit after tax and outside equity interests	194	170	14
Free cash flow[1]	328	247	33
OCAT ratio (calendar year)	13.6%	13.6%[2]	
Capital expenditure (including acquisitions)	426	1,192	(64)
Total assets	8,905	8,049	11
Net debt	2,633	2,742	(4)
Total equity	3,782	3,389	12
Key Ratios			
Earnings per share	25.5¢	24.6¢	4
Normalised earnings per share	25.5¢	23.0¢	11
Free cash flow[1] per share	43.2¢	36.8¢	17
Interim dividend per share	9.0¢	7.0¢	28
Net asset backing per share	$4.78	$5.03	(5)
Net debt to capitalisation	41%	45%	(9)
Net debt to equity	70%	81%	14
EBIT Interest cover (times)	4.5	4.9	(7)
Return on equity	7.1%	7.0%[3]	(24)
Segment Analysis (EBITDA)			
Exploration & Production	98.7	117.7	(16)
Retail	142.2	158.9	(10)
Generation	43.1	29.7	45
Networks	15.8	18.8	(16)
Contact	289.5	115.5	151
Total	**589.3**	**440.6**	**34**

[1] Cash flow available for funding growth and distributions to shareholders
[2] Excludes Contact
[3] Return on equity calculation treats Convertible Undated Preference Shares (CUPS) used to fund the acquisition of Contact as equity

082-34934

Origin energy

20 February 2006

Directors' Report for the six months ended 31 December 2005

In accordance with the Corporations Act, the Directors of Origin Energy Limited (the Company or Origin) submit their report together with the consolidated financial report on the consolidated entity, being the Company and its controlled entities, for the half year ended 31 December 2005 and the review report of the auditors thereon.

Except where otherwise stated, all figures in this report relate to Origin's businesses for the six months ended 31 December 2005 compared with the six months ended 31 December 2004. All reference to $ is a reference to Australian dollars unless specifically marked otherwise.

Financial review

Profit and dividend declaration

Origin reported a net profit after tax and outside equity interests (NPAT) of $193.7 million for the six months ended 31 December 2005, an increase of 14% on the prior corresponding period. Increased contribution from Generation and the consolidation of Contact's results for a full six months (compared with the prior corresponding period when Contact's result was consolidated only for the period 1 October to 31 December 2004) have contributed to the increased profit.

In April 2005, 112.5 million shares were issued through a Renounceable Rights Issue to finance the acquisition of 51.4% of Contact Energy, expanding Origin's capital base by 16.6%. Normalised basic earnings per share (calculated on the assumption that the additional shares were issued at the time of the investment in Contact on 1 October 2004) increased 10.9% from 23.0 to 25.5 cents per share over the prior corresponding period.

Basic earnings per share increased 4% from 24.6 to 25.5 cents per share.

An interim fully franked dividend of 9 cents per share will be paid on 20 March 2006 to shareholders of record on 1 March 2006 (compared with 7 cents in the prior corresponding period). Origin shares will trade ex-dividend from 23 February 2006.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Financial highlights

Six months ended 31 December	2005 ($m)	2004 ($m)	Change %
Sales Revenue and other income	3,008	2,291	31%
EBITDA	589.3	440.6	34%
Net profit after tax	193.7	169.8	14%
Free cash flow	328	247	33%
Capital expenditure	426	1,192	(64%)
Normalised earnings per share[(1)]	25.5 cents	23.0 cents	11%
Basic earnings per share	25.5 cents	24.6 cents	4%
Net debt/capitalisation	41%	45%	
OCAT/funds employed (calendar year)[(2)]	13.6%	13.6%	-

(1) Assuming Rights Issue occurred on 1 October 2004.
(2) Calculated over calendar year 2005.

The main factors impacting the results include increased contributions from:

- A full six month contribution from Contact Energy compared to three months in the prior corresponding period; and
- Increased earnings from Generation attributable to higher plant availabilities and additional supplementary capacity payments from the Mt Stuart power station of $5.3 million.

These increases were offset by:

- Lower contribution from Exploration and Production than the prior corresponding period which was boosted by $19.9 million in non-recurring items. Higher prices and additional receipts from the settlement of the insurance claim associated with the Moomba incident in January 2004 ($11.5 million) were largely offset by production shortfalls in the Perth Basin;
- Lower electricity retail margins from lower volumes and an additional land tax charge. In addition, customer acquisition costs were higher as a competitive position was built in New South Wales and customer numbers were maintained in existing markets; and
- A change in accounting treatment has reduced the amount of Envestra distribution recorded as profit. The amount of the cash distribution remains unchanged.

A number of one-off items are also included in the result:

- Sale by Contact of its interest in the Valley Power peaker station which contributed $14.5 million to net profit after tax; and

Origin energy

- The adoption of "successful efforts" accounting policy for exploration activity has resulted in a reduction of net profit after tax by $6.8 million in the December 2005 half year period and $5.9 million in the December 2004 half year period.

Group financial performance

Sales revenue and other income increased 31% to $3,008 million from $2,291 million in the prior corresponding period.

This increase was due to increased contribution from Generation, the consolidation of Contact's results for a full six month period, increased revenues from Exploration and Production and higher aggregate retail sales over the half year.

EBITDA increased 34% to $589 million from $441 million, of which segment contributions were:

Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)

Six months ended 31 December	2005 $m	2004 $m	% change
Exploration & Production	98.7	117.7	(16)
Retail	142.2	158.9	(10)
Generation	43.1	29.7	45
Networks	15.8	18.8	(16)
Contact*	289.5	115.5	151
Total	589.3	440.6	34

* 100% of Contact's EBITDA is included in the consolidated statement of financial performance.

Contribution from **Exploration and Production** was down from the December 2004 half which had been boosted by the non-recurring items of the sale of the Carpentaria pipeline ($10.5 million) and recognition of the proceeds from the Moomba insurance claim ($9.4 million) which was required by the adoption of A-IFRS.

The adoption of "successful efforts" accounting policy has resulted in higher exploration expenses and write-offs of $15 million and $14 million for this half and the prior corresponding period respectively. This was partially offset by a $5 million decrease in depreciation and amortisation in both periods, resulting from reduced capitalised exploration ($124 million) on adoption of the policy.

The development of scale precipitates caused the Jingemia field to be shut-in during July and August 2005. It was brought on stream in September, with the resulting shortfall in production being approximately 120,000 barrels of oil compared to the prior corresponding period. Production at target levels is expected to continue for the balance of the current year.

Origin energy

In Retail, earnings were lower as a result of reduced electricity margins which resulted from lower volumes and an additional land tax charge. Higher customer acquisition costs have been expensed as the business has continued to build a competitive position in the growing market of New South Wales and retained customers in existing markets.

Increased **Generation** earnings were attributable to higher plant availabilities and additional supplementary capacity payments from the Mt Stuart power station.

Networks earnings were lower due to a change in the accounting treatment of distributions from Envestra. The cash distribution remains unchanged.

The consolidation of **Contact Energy** for a full six months period, compared to three months in the prior corresponding period, lifted earnings. The sale of Contact's interest in Valley Power made a $31 million contribution to EBITDA over the half year.

Depreciation and amortisation expense increased by 30% to $147.6 million reflecting the additional three months contribution of Contact now consolidated within Origin.

EBIT was up $114.7 million to $441.7 million.

Net interest expense for the half year was $87.1 million, up from $59.8 million in the prior period. The increase was largely due to a full six months of interest expense for Contact's debt and borrowings to fund the Contact acquisition.

Taxation

Tax expense for the half year was $92 million, an increase of 25% over the prior corresponding period primarily resulting from the consolidation of Contact. This represents an effective tax rate of 25.9%, down from 27.6% for the prior corresponding period.

Funding and capital management

The Company's net debt to capitalisation ratio was 41% as at 31 December 2005. This compares with 45% as at 31 December 2004. A total of $11.35 million in equity was raised through the Dividend Reinvestment Plan and $1.19 million from the exercise of options during the half year. Interest cover including capitalised interest is 4.5 times EBIT.

Capital expenditure

Capital expenditure on growth and stay-in-business projects was $359 million.

Stay-in-business capital expenditure associated with the maintenance of ongoing operations was $105 million of which $53 million was attributable to the consolidation of Contact.

Growth capital expenditure was $254 million, $86 million higher than in the prior period. This included expenditure in the following areas:

- Coal seam gas (CSG) assets in Queensland ($31 million);
- The BassGas Project ($58 million);
- The offshore Otway Basin including the Thylacine and Geographe fields ($95 million); and
- Perth Basin oil and gas assets in Western Australia ($25 million).

Capital expenditure on acquisitions totalled $66.5 million, comprising the acquisition of an additional interest in the BassGas joint venture ($33 million), an additional 1% interest in the Offshore Otway ($19 million) and the acquisition of two LPG ships ($13 million) previously subject to a charter arrangement.

Total capital expenditure including acquisitions was $426 million, compared with $1,192 million in the prior corresponding period (which included $943 million for the acquisition of a 51.4% interest in Contact Energy).

Cash flow

On a consolidated basis the operating cash flow after tax has grown from $301 million to $421 million for the half year primarily due to the inclusion of Contact's cash flows for a full six months.

Cash flow available for funding growth and distributions to shareholders (free cash flow) was $328 million compared with $247 million in the prior period.

The OCAT Ratio in respect of the Origin business for the 2005 calendar year was 13.6%.[1]

Risk management

Origin manages its risk exposure in energy markets through a combination of natural hedges in the business, contracts and financial hedges. Risk exposure is assessed and managed against policy limits for each commodity or relevant variable which have been established by management and approved by the Board. Regular reporting is provided to the Board to review exposures and compliance with these limits.

Consistent with this policy framework Origin hedges a significant portion of its exposure to electricity, oil and LPG prices and the USD exchange rate.

In the electricity market Origin assesses its policy limits against extreme events. Within the policy limits determined as acceptable by the Board, Origin has arrangements in place to cover extreme price and demand events as well as average forecast demand for the near term.

[1] Origin's primary performance measure is operating cash flow after tax over average funds employed (referred to as the OCAT Ratio). OCAT is calculated from EBITDA as the primary source of cash contribution, but adjusted for stay-in-business capital expenditure, changes in working capital, non-cash items and tax paid. Funds employed are averaged over the relevant period.

Origin energy

Origin has a policy of hedging between 30% and 80% of its anticipated production of crude oil and condensate over a rolling 12 month period. The delays to start up of the BassGas project and lower Perth Basin production have resulted in the level of hedging being approximately 60% of actual production for the half year. The average price received for sales of oil, condensate and naphtha increased from $45.55 to $59.39 per barrel, inclusive of oil price and foreign exchange hedging.

With regard to foreign exchange, Origin is significantly hedged over the next 12 months because of a combination of external hedging and ongoing US dollar expenditure associated with major development projects. Origin expects that variability in the USD exchange rate will have minimal impact on group profitability.

Returns to shareholders

An interim fully franked dividend of nine cents per share has been declared, payable on 20 March 2006 to shareholders of record on 1 March 2006. The Dividend Reinvestment Plan (DRP) will apply to the current dividend without discount.

Employee Share and Option Plans

The Company issued 3,390,000 options under the Senior Executive Option Plan at an exercise price of $7.21 each.

Under the Employee Share Plan up to $1,000 of shares are granted to all eligible employees as long as the Company achieves its financial and safety targets. In 2005 all full-time qualifying employees were granted 138 shares each. These shares were acquired by the Company on-market for $2.2 million and this amount appears as an expense in the accounts for the six months ended 31 December 2005.

Issued capital

An additional 1,919,656 shares were issued during the period. Of these 1,574,656 shares were issued as a result of the Company's Dividend Reinvestment Plan and 345,000 shares were issued as a result of the exercise of options.

As at 31 December 2005, Origin had 791,636,325 shares on issue.

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Origin energy

Segment results

Exploration and Production

Six months ended	Dec 05 $m	Dec 04 $m	% Change
Sales Revenue and other income	183.3	178.6	3
EBITDA	98.7	117.7	(16)
EBIT	48.2	69.8	(31)

Sales volumes

	Dec 05	Dec 04	% Change
Natural gas (PJ)	32.2	34.5	(7)
Crude oil (kbbls)	935.3	1,064.5	(12)
Condensate/naphtha (kbbls)	247.5	319.9	(23)
LPG (ktonnes)	29.2	23.1	26
Ethane (ktonnes)	22.1	22.8	(3)
Total (PJe)	41.6	44.8	(7)

The relative financial performance of the Exploration and Production business across the two halves is impacted by a number of factors. The result for the six months to December 2004 included:

- a $9.4 million positive adjustment on reclassification of a contingent asset for proceeds from the Moomba insurance claim as a result of the implementation of A-IFRS; and
- a $10.5 million benefit from the sale of the Carpentaria gas pipeline.

Adjusting for these two items ($19.9 million) would bring the EBITDA result for December 2004 to $97.8 million, marginally lower than the $98.7 million recorded this year.

The 2005 result has benefited from a further $11.5 million from the insurance claim for the Moomba fire in January 2004. This has been offset by reduced production from the Jingemia oil field which was shut in for much of the September quarter as an unexpected development of scale precipitates temporarily closed production from the field. Production from Jingemia is increasing back to target levels.

Total production for the half of 39.7 PJe was 8% lower than the prior corresponding period. Higher gas production from coal seam gas assets with the ramp up of the Spring Gully field was more than offset by declines due to Jingemia shut-in, the sale of the Tubridgi field in the prior year, natural field

decline from the Katnook area in the Otway Basin and lower sales volumes from the Cooper Basin.

Higher prices realised for all commodities offset the lower production levels, leading to a 5.4% increase in total sales revenue to $214 million (including intersegmental sales).

The average prices realised for gas and ethane sales rose in real terms, while the average price received for sales of oil, condensate and naphtha increased from $45.55 to $59.39 per barrel, inclusive of oil price and foreign exchange hedging. The average price received for sales of LPG increased by 3% to $627 per tonne.

Origin Energy has chosen to adopt a successful efforts accounting policy for exploration activities. Under this policy all expenditure associated with exploration geoscience studies, seismic exploration and unsuccessful exploration wells will be expensed. Previously such expenditure may have been capitalised and carried forward.

This change in accounting policy is required to be made effective 1 July 2004. The impacts of adopting this policy are:

- increase in exploration expense by $15.2 million to $24.2 million in the six months ended 31 December 2005 (increase of $13.9 million in the prior corresponding period); and
- capitalised exploration reduced by $124 million, resulting in lower amortisation of $5.4 million in both periods.

Depreciation and amortisation charges amounted to $50.4 million, $1.9 million higher than during the corresponding period last year. The commencement of depreciation charges against the Spring Gully asset and higher depletion rates from the Perth Basin are the main contributors to the rise, offsetting some modest declines in other areas.

EBIT was $48.2 million compared to $69.8 million in the six months ended 31 December 2004.

During the half Origin participated in the drilling of 69 exploration, appraisal, development and water injection wells across its areas of interests. Of these 51 wells were cased for future production, evaluation or (in the case of one well) water injection.

For several years Origin Energy has been pursuing a strategy of exploring for and developing gas resources close to markets. This strategy has been designed to ensure the predicted decline in production from mature areas such as the Cooper, Surat, Bowen, and onshore Otway Basins is replaced by new sources of gas in which Origin has generally higher equity stakes.

While production decline in these mature areas is expected to continue significant progress has been made by the company in new developments.

In Central Queensland the Spring Gully coal seam gas development commenced production in June 2005 and is significantly ahead of expectation. Production

Origin energy

capacity has reached 35 TJ/d and the facility regularly delivers gas at these volumes into both contracts and spot sales, well in excess of the scheduled capacity of 23 TJ/d. Production capacity will continue to increase as the facility ramps up to service contracts with AGL, Queensland Alumina and Incitec Pivot over the next two years.

The Talinga pilot project is now fully commissioned, and Origin has purchased a 42% interest in the adjacent Argyle project which will commence supplying gas to Incitec Pivot in Brisbane in mid 2007.

Progress continues to be made at the BassGas Project where commissioning of the onshore plant has commenced. Raw gas from the offshore platform will be introduced into the facility during March with first product sales expected shortly thereafter. Full production is expected to be achieved during April and will add over 8 PJ of gas and 730,000 barrels of liquids (5.3 PJe) to Origin's annual production.

The Otway Gas Project operated by Woodside has made steady progress with installation of the offshore platform jacket completed in January. Production from the project is scheduled to commence in mid 2006 and will add a further 18 PJ of gas production and around 500,000 barrels of liquids (3 PJe) to Origin's net annual production.

A final investment decision on the Kupe Gas Project is expected to be addressed by the Kupe Joint Venture in the first half of 2006. Should the Joint Venture decide to proceed with the development in line with current plans, the project is expected to commence delivering gas during the course of 2008. This would potentially add a further 10 PJ of gas production and around 1,000,000 barrels of liquids (5.6 PJe) to Origin's annual production.

Origin energy

Retail

Six months ended	Dec 05 $m	Dec 04 $m	% Change
Sales Revenue and other income	1,617.7	1,615.4	-
EBITDA	142.2	158.9	(11)
EBIT	119.2	135.9	(12)

Sales volumes

	Natural Gas	Electricity	LPG
Revenue ($m)	460	843	277
Gross Margin ($m)	85	139	73
Sales - (PJ)	62		
Sales - (TWh)		7.8	
Sales - (ktonnes)			267
Total Sales (PJe)	62	28	13
Customer # ('000)	904	909	290

Total sales volume across natural gas, electricity and LPG was 103 PJe, in line with 104 PJe last year. A 5% reduction in electricity volumes was due to milder weather across Origin's customer portfolio and was offset by modestly higher sales of natural gas and LPG.

Total sales revenue from the Retail division increased marginally to $1,618 million reflecting the marginally lower volumes and modestly higher prices received.

The cost of goods sold increased by 1% as the impact of tightening prices in the wholesale electricity market and the higher international contract price for LPG increased unit purchasing costs when compared with the prior corresponding period. Compared to the previous corresponding period, an additional charge of $8.8 million was incurred following the introduction of land tax charges in Victoria to replace the smelter levy discontinued in the prior period. Consequently the total gross margin from product sales decreased by 3%.

Natural gas and electricity customer numbers were significantly higher at the end of this half (1,813,000) versus the prior corresponding period (1,774,000). In the December 2004 half, competition from interstate retailers moving into Victorian markets resulted in a sharp fall in customer numbers at the end of the period. In response to this increased competition, Origin had already established a competitive capability in South Australia and has recently established the same capability in New South Wales. The Company has now established 108,000 electricity customers across these markets, with 17,000 new customers acquired in New South Wales alone during this half. The cost of customer acquisition and

retention programs has increased accordingly. Consequently EBITDA decreased 11% to $142.2 million.

EBIT for the Retail segment decreased by 12% to $119.2 million.

Overall the EBITDA margin for the Retail business decreased from 9.9% in the half-year ended December 2004 to 8.8% in this half reflecting a decrease in electricity sales (which are higher margin on average than gas sales) and tight LPG margins owing to increased purchasing costs. EBIT margins decreased from 8.4% to 7.4%.

Customer churn remains a significant factor in both the gas and electricity markets, averaging around 20%. In the gas market Origin has continued to lose customers in South Australia where it was the incumbent retailer but has gained higher margin customers in the Victorian market. Electricity losses in Victoria have been offset by gains in New South Wales and South Australia.

Origin energy

Generation

Six months ended	Dec 05 $m	Dec 04 $m	% Change
External Sales Revenue and other income	48.9	43.9	11
EBITDA	43.1	29.7	45
EBIT	32.3	17.5	85

Sales Volumes

	Dec 05	Dec 04	% Change
Total Sales (MWh)	828,042	945,247	(12)

External sales revenue and other income was up 11% compared with last year to $48.9 million, principally reflecting higher running hours at Osborne.

EBITDA for the Generation segment increased by 45% to $43.1 million. This was primarily due to higher supplementary capacity payments and lower operating costs at Mt Stuart (+$5.3 million), higher earnings from Osborne (+$2.6 million) and the sale of an option to purchase an interest in the Challicum Hills wind farm (+$2.4 million) which more than offset minor declines in other areas of operation.

Lower depreciation charges were incurred due to life-extension capital works at the Roma power station and the connection of a new gas supply to the Ladbroke Grove region allowed the effective life of that plant to also be extended. As a result depreciation and amortisation charges decreased by 12% from $12.2 million to $10.8 million.

Consequently EBIT increased 85% from $17.5 million to $32.3 million.

Power Developments

In late 2005, the environmental effects and impact statements for the 1000 MW proposed gas power projects in Mortlake, Victoria and at Spring Gully, Queensland were released for public comment and formal assessments.

Nine submissions concerning the Mortlake project have been received from landowners and government departments with a formal panel to be convened at the end of March 2006.

Final investment decisions for both projects are expected to be able to be made by late 2006.

Renewables

During the period development work at the SLIVER photovoltaic demonstration plant in South Australia continued with a focus on the manufacture of the 70W module design which is undergoing extensive reliability testing. In addition a

series of larger modules of up to 150W were built. Plans for the sourcing of additional equipment and personnel required to increase the production capacity are progressing.

In December 2005, a $5 million Renewable Energy Development Initiative (REDI) grant was awarded for the future development of our SLIVER technology. Geodynamics Limited also received a $5 million grant towards the development of a demonstration Kalina Cycle plant for the Cooper Basin, South Australia.

Origin energy

Networks

Six months ended	Dec 05 $m	Dec 04 $m	% Change
Sales Revenue and other income	87.9	87.9	-
EBITDA	15.8	18.8	(16)
EBIT	15.4	18.1	(15)

Sales revenue and other income for the networks segment were in line with the prior corresponding period at $87.9 million.

EBITDA of $15.8 million represented a 16% decrease on the prior corresponding period while EBIT decreased by $2.7 million or 15% to $15.4 million.

While the distribution received from Origin's investment in Envestra has remained unchanged across the two periods, in December 2004 the full value of the distribution was recognised as revenue. For the December 2005 half year, the distribution is now recognised on an effective interest basis and accordingly only a part of the distribution received is recognised as revenue. This has an impact of approximately $3 million at the EBITDA and EBIT level.

Contributions from Origin's asset management business and the SEA Gas pipeline were essentially in line with the prior corresponding period.

Total natural gas connections for gas networks under management increased by 1.2% during the half to 958,000.

All key performance targets for the joint venture between Origin and United Utilities, which is managing the assets of Coliban Water in Victoria, were met or exceeded.

Origin energy

Contact

	Six months ended Dec 05 $m	Three months ended Dec 04* $m	% Change
Sales Revenue and other income	1,070.1	364.9	193
EBITDA	289.4	115.5	151
EBIT	226.5	85.7	164

Performance of operations

	Six months ended Dec 05	Three months ended Dec 04*	% Change
Gas Sales (PJ)	12.3	4.0	N/A
Retail Electricity Sales (GWh)	3,793	1,762	N/A
Electricity Generated (GWh)	5,591	2,548	N/A
Electricity Customers	512,000	509,000	1
Gas Customers	81,000	88,000	(8)

* Origin acquired its 51.4% interest in Contact Energy on 1 October 2004.

Origin completed the acquisition of a 51.4% interest in Contact on 1 October 2004. The half-year result last year included the consolidation of Contact's financial performance for the three months from that date, whereas the half-year to December 2005 includes a full six months.

In consolidating Contact's results Origin has used an average exchange rate for the period of NZ$1.0794 to the A$. Normally, the September quarter will exhibit the highest quarterly profit for the year, and the significant increase in the results consolidated in Origin's accounts reflects this.

This resulted in the contribution of $289.4 million EBITDA (100% of Contact's adjusted EBITDA converted to A$), and $226.5 million EBIT. This compares with $115.5 million EBITDA and $85.7 million EBIT in the prior corresponding period. As well as reflecting the addition of the strong September quarter to the result, the half-year also benefited from the sale of the Valley Power generator in Victoria for a profit of $31 million recorded in EBITDA and EBIT.

After the recognition of outside equity interests and deducting Origin's acquisition debt funding expenses of $33.1 million (before tax), and excluding the one-off Valley Power sale, Contact contributed $32 million to Origin's net profit after tax. This compares to $12 million in the prior corresponding period.

Origin energy

People, Health, Safety & Environment (HSE)

Employee numbers increased during the half-year by 205 to 3,357 mostly due to staffing requirements for the Spring Gully, Kupe and BassGas Projects.

The Lost Time Injury Frequency Rate decreased from 2.7 at 31 December 2004 to 2.5 at 31 December 2005. The Total Reportable Case Frequency Rate, which includes medical treatment injuries as well as lost time injuries, fell from 20.4 to 19.6.

During the half-year there were no significant environmental incidents and no breaches of significant environmental regulations that relate to Origin's operations.

Outlook

For seasonal reasons Origin's earnings are typically higher in the first half and this is expected to be the case again this year.

At the Annual General Meeting in October 2005 it was announced that the earnings for the full year will be 10-15% higher than the recurring A-IFRS earnings in the prior year. Based on the results for the first half and given current market expectations, Directors expect the results to be consistent with that announcement.

Origin energy

082-34934

Directors

The names of the Directors of the Company holding office during the half year ended 31 December 2005 and up until the date of this report are as follows:

H Kevin McCann	Non-executive Chairman since February 2000
Grant A King	Managing Director since February 2000
Bruce G Beeren	Executive Director, Commercial from March 2000 Non-executive Director since 1 February 2005
Trevor Bourne	Non-executive Director since February 2000
Helen M Nugent	Non-executive Director since March 2003
Colin B Carter	Non-executive Director since February 2000
J Roland Williams	Non-executive Director since February 2000

Lead Auditor's Independence Declaration

The lead auditor's independence declaration under Section 307C of the Corporations Act 2001 is set out on the following page and forms part of the Directors' Report for the half-year ended 31 December 2005.

Rounding

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors:

Mr H Kevin McCann
Chairman

Sydney, 20 February 2006

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To the directors of Origin Energy Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 December 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

Duncan McLennan
Partner

Sydney

20 February 2006

082-34934

Origin Energy Limited and its Controlled Entities

ABN 30 000 051 696

Appendix 4D

31 December 2005

APPENDIX 4D

Results for announcement to the market:				A$'000
Sales revenue	up	30.4%	to	2,955,826
Net profit for the period attributable to members	up	14.1%	to	193,672
Earnings per share - basic	up	3.7%	to	25.5¢
Earnings per share - diluted	up	4.1%	to	25.4¢
Normalised earnings per share - basic	up	10.9%	to	25.5¢
Normalised earnings per share - diluted	up	10.9%	to	25.4¢

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend declared	9 cents	9 cents
Previous corresponding period	7cents	7 cents

Record date for determining entitlements to the dividend: 1 March 2006

Brief explanation of any of the figures reported above or other item(s) of importance not previously released to the market:

Refer to the Directors' Report included in the condensed consolidated interim financial report for explanations.

Discussion and Analysis of the results for the half year ended 31 December 2005:

Refer to the Directors' Report included in the condensed consolidated interim financial report for commentary.

Origin energy

Origin Energy Limited and its Controlled Entities
ABN 30 000 051 696

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORT
31 December 2005

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

Origin Energy Limited and its Controlled Entities

for half year ended 31 December	Note	Consolidated 2005 $'000	Consolidated 2004 $'000
Sales revenue	3(a)	2,955,826	2,266,955
Other income	3(a)	52,177	23,833
Expenses excluding financing costs	3(b)	(2,575,344)	(1,971,009)
Net financing costs	3(c)	(87,063)	(59,800)
Share of net profits of associates and joint venture entities accounted for using the equity method	8	9,062	7,257
Profit before income tax expense		354,658	267,236
Income tax expense	4	(91,970)	(73,666)
Profit for the period		262,688	193,570
Profit attributable to minority interests		69,016	23,765
Profit attributable to members of the parent entity		193,672	169,805
Basic earnings per share	11	**25.5¢**	**24.6¢**
Diluted earnings per share	11	**25.4¢**	**24.4¢**
Normalised earnings per share - basic	11	25.5¢	23.0¢
Normalised earnings per share - diluted	11	25.4¢	22.9¢

The Income Statement should be read in conjunction with the notes to the interim financial statements.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF RECOGNISED INCOME AND EXPENSE

Origin Energy Limited and its Controlled Entities

for half year ended 31 December	Note	Consolidated 2005 $'000	2004 $'000
Available for sale investments:			
Valuation gain taken to equity on initial adoption of AASB 132 and AASB 139, net of tax	10	39,843	-
Valuation gain taken to equity for the half year ended 31 December 2005	10	2,933	-
Cash flow hedges:			
Loss taken to equity on initial adoption of AASB 132 and AASB 139, net of tax	10	(25,594)	-
Gain taken to equity for the half year ended 31 December 2005	10	25,423	-
Share of decrease in reserves attributable to equity accounted entities for the half year ended 31 December 2005	10	(1,417)	-
Net gain/(loss) on hedge of net investment in foreign subsidiary:			
Gain/(loss) taken to equity for the half year ended 31 December 2005	10	(4,349)	4,842
Translation of foreign operations:			
Exchange differences taken to equity	10	41,593	(14,464)
Actuarial gain/(loss) on defined benefit superannuation plans	10	2,560	(3,984)
Net income/(expense) recognised directly in equity		**80,992**	**(13,606)**
Profit for the period		262,688	193,570
Total recognised income and expense for the period		**343,680**	**179,964**
Total recognised income and expense for the period attributable to minority interests	10	79,553	17,913
Total recognised income and expense for the period attributable to members of the parent entity		**264,127**	**162,051**

The Statement of Recognised Income and Expense should be read in conjunction with the notes to the interim financial statements.
Other movements in equity arising from transactions with owners as owners are set out in note 10.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

Origin Energy Limited and its Controlled Entities

as at	Note	Consolidated 31 December 2005 $'000	30 June 2005 $'000	31 December 2004 $'000
CURRENT ASSETS				
Cash and cash equivalents		261,062	87,793	116,330
Trade and other receivables		867,621	828,705	739,323
Inventories		106,857	95,594	93,442
Other financial assets		121,216	-	-
Other		44,764	59,555	63,360
TOTAL CURRENT ASSETS		1,401,520	1,071,647	1,012,455
NON-CURRENT ASSETS				
Trade and other receivables		5,272	5,503	6,301
Investments accounted for using the equity method		72,044	114,369	114,708
Other financial assets		310,643	174,092	179,809
Property, plant and equipment		5,516,872	5,170,825	5,113,195
Exploration and evaluation expenditure		117,254	181,962	170,726
Development expenditure		82,889	90,958	76,788
Intangible assets		1,271,917	1,265,451	1,265,477
Deferred tax assets		107,351	102,349	91,405
Other		19,465	19,313	18,887
TOTAL NON-CURRENT ASSETS		7,503,707	7,124,822	7,037,296
TOTAL ASSETS		8,905,227	8,196,469	8,049,751
CURRENT LIABILITIES				
Trade and other payables		769,428	688,465	568,639
Interest-bearing liabilities		246,276	239,566	812,139
Other financial liabilities		104,706	-	-
Current tax liabilities		49,851	9,112	73,512
Employee benefits		59,205	60,096	41,489
Provisions		24,808	27,518	41,063
TOTAL CURRENT LIABILITIES		1,254,274	1,024,757	1,536,842
NON-CURRENT LIABILITIES				
Trade and other payables		7,198	6,698	7,107
Interest-bearing liabilities		2,392,905	2,590,745	2,045,828
Other financial liabilities		361,641	-	-
Deferred tax liabilities		933,501	898,498	898,576
Employee benefits		5,949	10,253	7,736
Provisions		167,799	149,690	164,460
TOTAL NON-CURRENT LIABILITIES		3,868,993	3,655,884	3,123,707
TOTAL LIABILITIES		5,123,267	4,680,641	4,660,549
NET ASSETS		**3,781,960**	**3,515,828**	**3,389,202**
EQUITY				
Issued capital	9	1,143,156	1,133,890	483,858
Reserves	10	96,693	(2,567)	580
Retained earnings	10	1,497,310	1,392,933	1,336,424
Total parent entity interest		2,737,159	2,524,256	1,820,862
Minority interests	10	1,044,801	991,572	1,568,340
TOTAL EQUITY	10	**3,781,960**	**3,515,828**	**3,389,202**

The Balance Sheet should be read in conjunction with the notes to the interim financial statements.

Net Tangible Asset Backing	Consolidated December 2005	June 2005	December 2004
Net tangible asset backing per ordinary security	$ 1.85	$ 1.59	$ 0.82

082-34934

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

Origin Energy Limited and its Controlled Entities

for half year ended 31 December	Note	Consolidated 2005 $'000	2004 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash receipts in the course of operations		3,154,652	2,540,930
Cash payments in the course of operations		(2,655,472)	(2,134,905)
Net cash receipts in the course of operations		499,180	406,025
Dividends/distributions received from associates/joint venture entities		37,584	9,537
Other dividends received		688	867
Income taxes paid		(43,760)	(64,234)
Net cash provided by operating activities		493,692	352,195
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for property, plant and equipment		(93,724)	(59,415)
Payments for exploration, development and producing areas of interest		(222,481)	(172,582)
Payments for investments		-	(2,321)
Purchases of businesses and other assets		(53,544)	(22,573)
Purchase of controlled entities (net of cash acquired)	6(c)	(8)	(942,629)
Loans to associated entities		-	(848)
Repayment of loans by associated entity		32,964	275
Interest received		9,428	2,452
Net proceeds from disposal of investments		66,725	1,198
Net proceeds from sale of non-current assets		4,731	1,767
Net cash used in investing activities		(255,909)	(1,194,676)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings		1,451,597	2,153,813
Repayment of borrowings		(1,331,239)	(1,734,542)
Financing costs paid		(102,781)	(56,341)
Dividends paid		(83,170)	(52,872)
Proceeds from issues of share capital		1,192	5,521
Proceeds from issue of convertible undated preference shares (net of transaction costs)		-	593,520
Net cash provided by financing activities		(64,401)	909,099
NET INCREASE IN CASH AND CASH EQUIVALENTS		173,382	66,618
Cash and cash equivalents at the beginning of the half year		79,032	44,318
Effect of exchange rate changes on cash		802	(424)
CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	6 (a)	253,216	110,512

The Statement of Cash Flows should be read in conjunction with the notes to the interim financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Origin Energy Limited (the "Company") is a company domiciled in Australia. The condensed consolidated interim financial report of the Company for the six months ended 31st December 2005 comprised the Company and its subsidiaries (together referred to as the "consolidated entity") and the consolidated entity's interest in associates and jointly controlled entities. The condensed consolidated interim financial report was authorised for issue by the directors on 20 February 2006.

Statement of Compliance

The condensed consolidated interim financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001.

International Financial Reporting Standards ("IFRS") form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS ("A-IFRS"). The interim financial report of the consolidated entity also complies with IFRS and interpretations adopted by the International Accounting Standards Board.

This is the consolidated entity's first A-IFRS condensed consolidated interim financial report. It is for part of the period covered by the first A-IFRS annual financial report and AASB 1 *First time adoption of Australian equivalents to International Financial Reporting Standards*. The condensed consolidated interim financial report does not include all of the information required for a full annual financial report.

The condensed consolidated interim financial report is to be read in conjunction with the most recent annual financial report, however, the basis of preparation is different to that of the most recent annual financial report due to the first time adoption of A-IFRS. This report must also be read in conjunction with any public announcements made by Origin Energy Limited during the half year ended 31 December 2005 in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

An explanation of how the transition to A-IFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity is provided in note 13. This note includes reconciliations of equity and profit or loss for comparative periods reported under Australian GAAP (previous GAAP) to those reported for those periods under A-IFRS.

Basis of preparation

The financial report is presented in Australian dollars.
The entity has elected to early adopt the following revised accounting standards:

- AASB 119 Employee Benefits (December 2004);
- AASB 2004-3 Amendments to Australian Accounting Standards (December 2004) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 101 Presentation of Financial Statements, AASB 124 Related Party Disclosures;
- AASB 2005-1 Amendments to Australian Accounting Standards (May 2005) amending AASB 139 Financial Instruments: Recognition and Measurement;
- AASB 2005-3 Amendments to Australian Accounting Standards (June 2005) amending AASB 119 Employee Benefits (either July or December 2004);
- AASB 2005-4 Amendments to Australian Accounting Standards (June 2005) amending AASB 139 Financial Instruments: Recognition and Measurement, AASB 132 Financial Instruments: Disclosure and Presentation, AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), AASB 1023 General Insurance Contracts, AASB 1038 Life Insurance Contracts;
- AASB 2005-5 Amendments to Australian Accounting Standards (June 2005) amending AASB 1 First time Adoption of Australian Equivalents to International Financial Reporting Standards (July 2004), and AASB 139 Financial Instruments: Recognition and Measurement;
- AASB 2005-6 Amendments to Australian Accounting Standards (June 2005) amending AASB 3 Business Combinations;
- UIG 4 Determining whether an Arrangement contains a Lease; and
- UIG 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The condensed consolidated interim financial report is prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivatives financial instruments, financial instruments held for trading and financial assets classified as available-for-sale.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 (updated by CO 05/641 effective 28 July 2005) and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The preparation of an interim financial report in conformity with AASB 134 *Interim Financial Reporting* requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

This condensed consolidated interim financial report has been prepared on the basis of A-IFRS on issue that are effective or available for early adoption at the consolidated entity's first A-IFRS annual reporting date, 30 June 2006. Based on these A-IFRS, the Board of Directors have made assumptions about the accounting policies expected to be adopted when the first A-IFRS annual financial report is prepared for the year ended 30 June 2006.

The Australian Accounting Standards and UIG Interpretations that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 30 June 2006 are still subject to change and so cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first A-IFRS financial statements are prepared at 30 June 2006.

The preparation of the condensed consolidated interim financial report in accordance with AASB 134 resulted in changes to the accounting policies as compared to the most recent annual financial statements prepared under previous GAAP. Except for the change in accounting policy relating to classification, recognition and measurement of financial instruments (refer note 13), the accounting policies set out below have been consistently applied to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening A-IFRS balance sheet at 1 July 2004 for the purposes of the transition to A-IFRS as required by AASB 1. The impact of the transition from previous GAAP to A-IFRS is explained in note 13. Where relevant the accounting policies applied to the comparative period have been disclosed if they differ from the current period policy.

Change in accounting policy: Adoption of AASB 132 and AASB 139:

In the current financial year the consolidated entity adopted AASB 132: *Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement.* This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity [retained earnings, hedging reserve and fair value reserve] at 1 July 2005.

The impact on the balance sheet in the comparative period is set out in note 13 as an adjustment to the opening balance sheet at 1 July 2005.

Change in accounting policy: Exploration and Evaluation Expenditure:

The consolidated entity has implemented a change in accounting policy for its exploration and evaluation expenditure. The new partial capitalisation ('successful efforts') policy has been adopted effective from 1 July 2005. In accordance with the requirements of AASB 108: *Accounting Policies, Changes in Accounting Estimates and Errors*, comparative information for all periods presented in the condensed consolidated interim financial report has been restated in accordance with the new accounting policy, and the balance of opening retained earnings at 1 July 2004 has been adjusted for the cumulative impact of applying the policy retrospectively to all periods prior to this date.

The financial impact of this change in accounting policy is disclosed in note 13 for all comparative financial periods presented in the condensed consolidated interim financial report.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of consolidation: The consolidated financial statements of the consolidated entity include the financial statements of Origin Energy Limited and all entities in which it had a controlling interest. The effects of transactions between entities incorporated in the consolidated financial statements are eliminated. Outside interests in the contributed equity, reserves, retained earnings and results of entities that are under the control of Origin Energy Limited are shown as a separate item in the consolidated financial statements. Where control of entities commenced or ceased during the year, the results are included only from the date control commenced or up to the date control ceased. Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles.

Receivables: Receivables are recorded at cost less accumulated impairment losses. The collectibility of debts is assessed at balance date and a specific provision is made for any doubtful accounts. Unbilled debtors are net of realisation costs.

Cash and cash equivalents: Cash and cash equivalents comprise cash balances and call deposits with an original maturity of less than three months. Bank overdrafts which are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Inventories and work in progress: Inventories and work in progress are valued at the lower of cost and net realisable value. Cost is determined predominantly on the first-in-first-out basis of valuation.

Deferred expenses: Expenditure is deferred to the extent that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenses are amortised on a straight-line basis over the period in which the related benefits are expected to be realised.

Impairment: The carrying amounts of assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, intangible assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each reporting date.

An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognised directly in equity is recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed. An impairment loss in respect of assets other than goodwill is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment had been recognised.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Calculation of recoverable amount: The recoverable amount of investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (i.e., the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment. Impairment testing of significant receivables that are not assessed as impaired individually is performed by placing them into portfolios of significant receivables with similar risk profiles and undertaking a collective assessment of impairment. Non-significant receivables are not individually assessed. Instead, impairment testing is performed by placing non-significant receivables in portfolios of similar risk profiles, based on objective evidence from historical experience adjusted for any effects of conditions existing at each reporting date.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Intangibles:

Goodwill:

Business combinations prior to 1 March 1999:
Goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 March 1999 have not been reconsidered in preparing the consolidated entity's opening A-IFRS balance sheet at 1 July 2004 (see note 13).

Business combinations since 1 March 1999:
All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate. Negative goodwill arising on an acquisition is recognised directly in profit or loss.

Other intangible assets :
Other intangible assets that are acquired are stated at cost less accumulated amortisation and impairment losses.

Research and development:
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised as an expense as incurred. Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the consolidated entity has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of the assets unless such lives are indefinite.

Exploration and evaluation expenditure: Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. The application of this method is based on a partial capitalisation model closely aligned to the 'successful efforts' approach.

All exploration and evaluation costs, including direclty attributable overheads, general permit activity, geological and geophysical costs are expensed as incurred except the cost of drilling exploration wells and the cost of acquiring new interests. The costs of drilling exploration wells are initially capitalised pending the determination of the success of the well. Costs are expensed where the well does not result in a successful discovery.

Capitalised costs are reviewed at each reporting date to determine whether economic quantities of reserves have been found or whether further exploration and evaluation work is underway or planned to support the continued carry forward of the capitalised costs.

Upon approval for the commercial development of a project, the accumulated expenditure is transferred to oil and gas - development assets.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Oil and Gas assets:

Development assets:

The costs of oil and gas assets in the development phase are separately accounted for and include transferred exploration and evaluation costs, all development drilling and other subsurface expenditure, surface plant and equipment and any associated land and buildings. When production commences the accumulated costs are transferred to producing properties.

Producing properties:

The costs of oil and gas assets in production are separately accounted for and include transferred exploration and evaluation costs, transferred development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depreciation and depletion in accordance with the policy outlined below.

Investments in debt and equity securities:

Current period:

Financial instruments held for trading are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement. The consolidated entity has not designated any other financial instrument assets or liabilities as measured at fair value through profit or loss.

Other financial assets held by the consolidated entity are classified as being available-for-sale and are stated at fair value, with any resultant gain or loss recognised directly in equity, except for impairment losses and, in the case of monetary items such as debt securities, foreign exchange gains and losses. Where these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement.

The fair value of financial assets classified as held for trading and available-for-sale is their quoted bid price at the balance sheet date.

Financial instruments classified as held for trading or financial assets classified as available-for-sale investments are recognised/derecognised by the consolidated entity on the date it commits to purchase/sell the investments. Securities held to maturity are recognised/derecognised on the day they are transferred to / by the consolidated entity.

Comparative period:

The policy of the comparative period was disclosed in the 30 June 2005 Annual Report.

Property, plant and equipment: Items of property, plant and equipment are initially recorded at cost. Depreciation and amortisation are charged at rates which provide for the write-down from cost over the anticipated period of their useful life to the consolidated entity. Predominantly the straight line method of depreciation and amortisation has been used for items of property, plant and equipment.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 July 2004, the date of transition to Australian Accounting Standards - A-IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

Leased plant and equipment: Leases of plant and equipment which are classified as finance leases (where the consolidated entity assumes substantially all the risks and rewards of ownership of the assets) are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed on a straight line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased assets.

Generation property, plant and equipment: A new class of asset, Generation property, plant and equipment, was disclosed for the first time at 30 June 2005 to provide more detailed disclosure subsequent to the acquisition of Contact Energy Limited on 1 October 2004.

Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

Depreciation and amortisation: Depreciation is charged to the income statement on a straight-line basis over the estimated useful economic lives of each part of an item of property, plant and equipment. Land is not depreciated. The carrying values of producing properties are amortised on a units of production basis using the proved and probable reserves to which they relate, together with the estimated future development expenditure required to develop those reserves. The average depreciation rate in the current and comparative periods are:

	2005	*2004*
Generation property, plant and equipment	4.80%	4.80%
Other buildings	2.30%	2.30%
Other plant and equipment	5.50%	5.80%
Oil and Gas Assets - Producing properties	7.60%	6.10%

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Finance leases: A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by the repayments of principal. The interest components of the lease payments are expensed.

Operating leases: Payments made under operating leases are expensed on a straight line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property. Lease incentives are recognised in the income statement as the integral part of total lease expense spread over the lease term.

Joint venture operations: The consolidated entity's interests in unincorporated joint ventures are brought to account by including its proportionate share of the joint ventures' assets, liabilities and expenses and the consolidated entity's revenue from the sale of its share of output on a line-by-line basis, from the date joint control commences to the date joint control ceases.

Payables: Liabilities are recognised for amounts to be paid in the future for goods and services received and are recorded at cost.

Interest-bearing liabilities

Current policy:

Interest-bearing liabilities are initially recognised at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of borrowings on an effective interest basis.

Comparative period:

The policy of the comparative period was disclosed in the 30 June 2005 Annual Report.

Defined benefit superannuation plans : The consolidated entity has early adopted the revised AASB119 *Employee Benefits* (December 2004). The consolidated entity's net obligation in respect of defined benefit pension plans, is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on Commonwealth Government bonds that have maturity dates approximating the terms of the consolidated entity's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved , the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

When the calculation results in plan assets exceeding liabilities to the consolidated entity, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur, and are presented in the statement of recognised income and expense.

Long-term service benefits: The Company's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the Company's obligations.

Wages, salaries, annual leave, sick leave and non-monetary benefits: Liabilities for employee benefits for wages, salaries, annual leave and sick leave that are expected to be settled within 12 months of the reporting date represent present obligations resulting from employees' services provided to reporting date calculated at undiscounted amounts based on remuneration wage and salary rates that the Company expects to pay as at reporting date including related on-costs, such as workers compensation insurance and payroll tax. Non-accumulating non-monetary benefits, such as medical care, housing, cars and free or subsidised goods and services, are expensed based on the net marginal cost to the Company as the benefits are taken by the employees.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provisions: A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being risk free rates on Commonwealth Government bonds most closely matching the expected future payments, except where noted below. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the Income Statement, the expense recognised in respect of a provision is presented net of the recovery.

In the Balance Sheet, the provision is recognised net of the recovery receivable only when the entity has a legally recognised right to set-off the recovery receivable and the provision, and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously. A provision for dividend payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Restoration and environmental rehabilitation: Provisions for the estimated present value of costs relating to future restoration, removal and rehabilitation activities are recognised as liabilities when a legal or constructive obligation arises. Where the obligation arises as a result of the construction or installation of an asset or assets, an amount equal to the initial liability is capitalised as a component of the asset. At each reporting date the restoration liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred. Any changes in the liability in future periods are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest expense in the income statement as it occurs. The costs, which include field site rehabilitation and restoration, remediation of soil, groundwater and untreated waste, dismantling and removal of infrastructure, are determined on the basis of current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. Uncertainties exist as to the amount of the restoration obligations that will be incurred due to uncertainty as to the remaining life of existing operating sites and the impact of changes in environmental legislation.

Revenue recognition:

Sales revenue: Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the consolidated entity. Sales revenue is recognised in accordance with the contractual arrangements where applicable and only once the significant risks and rewards of ownership of the goods passes from the company to the customer or when services have been rendered to the customer and collectibility is reasonably assured. In practice the above revenue recognition approach is applied to the company's business segments as follows:

- Revenue from the sale of oil and gas in the Exploration and Production business segment is recognised when the commodities have been loaded for shipment and title passes to the customer.
- Revenue from electricity and gas supplied by our Retail business segment is recognised once the electricity and gas has been delivered and is measured through a regular review of usage meters.
- The Generation business segment recognises revenues from the generation of electricity when the electricity has been supplied to customers. A tolling arrangement is in place at commercial rates between the Retail and Generation business segments in relation to the consolidated entity's merchant power stations. The external revenue generated by the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.
- The revenues earned by the Networks business segment for managing gas distribution networks are recognised once the management services have been rendered.

Interest revenue: Interest revenue is recognised as it accrues.

Dividends: Revenue from distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities. Revenue from dividends from associates and other investments is recognised when dividends are received. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

Goods and services tax: Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the tax authorities is included as a current asset or liability in the Balance Sheet. Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax:
Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or as part of a business combination, in which case it is recognised in equity or as part of the business combination respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation: The company and its wholly-owned Australian resident entities have formed a tax consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax consolidated group is Origin Energy Limited.

Foreign currency transactions: Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Financial statements of foreign operations: The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, generally are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transactions. The revenues, expenses, assets and liabilities of foreign operations in hyperinflationary economies are translated to Australian dollars at the foreign exchange rates ruling at the reporting date. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

Net investment in foreign operations: Exchange differences arising from the translation of the net investment in foreign operations, and of related hedges are taken to the translation reserve. They are released into the income statement upon disposal.

In respect of all foreign operations, any differences that have arisen before 1 July 2004, the date of transition to A-IFRS, have been transferred to retained earnings as allowed under AASB 1 transitional rules.

Derivative financial instruments
Current accounting policy:
The consolidated entity uses derivative financial instruments to hedge its exposure to foreign exchange, interest rate, electricity price and certain commodity price risks arising from operational, financing and investment activities. In accordance with its treasury and energy risk management policies, the consolidated entity does not hold or issue derivative financial instruments for speculative or trading purposes. However, derivatives that do not qualify for hedge accounting are required to be accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value on the date the instrument is entered into. Subsequent to initial recognition, derivative financial instruments are remeasured to fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition of profit or loss depends on the nature of the hedging relationship. The consolidated entity designates certain derivatives as either hedges of the exposure to fair value changes in recognised assets or liabilities or firm commitments (fair value hedges); hedges of the exposure to variability in cash flows attributable to a recognised asset or liability or highly probable forecast transactions (cash flow hedges); or hedges of net investments in foreign operations.

Comparative period policy:
The policy for the comparative period was disclosed in the 30 June 2005 Annual Report.

NOTES TO THE FINANCIAL STATEMENTS

Origin Energy Limited and Controlled Entities

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Hedging

Current accounting policy:

Cash flow hedges:

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e., when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the Income Statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the Income Statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the Income Statement.

Fair value hedges:

Where a derivative financial instrument is designated as a hedge of exposure to changes in fair value of a recognised asset or liability, the changes in fair value of the derivative are recognised in profit or loss immediately, together with the changes in fair value of the hedged asset or liability attributable to the hedged risk.

Hedge of net investment in foreign operations:

The portion of the gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the Income Statement.

Comparative period policy:

The policy for the comparative period was disclosed in the 30 June 2005 Annual Report.

Equity-based compensation: Equity-based compensation benefits are provided to employees via the Senior Executive Option Plan, Employee Share Plan and the Executive Share Plan. The accounting policies regarding each of these plans is as follows:

-Senior Executive Option Plan: the fair value of the options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date using a binomial model, taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

- Employee Share Plan and the Executive Share Plan: Where shares allocated to the benefit of employees are purchased by the company on market, the fair value of the shares is recognised as a liability in the Balance Sheet until paid and included in employee benefit costs in the Income Statement.

Earnings per share: Basic earnings per share is determined by dividing net profit after tax attributable to members of the company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of financing costs associated with dilutive potential shares and the effect on revenue and expenses of conversion to ordinary shares associated with the dilutive potential ordinary shares, by the weighted average number of shares.

Revisions of accounting estimates: Revisions to accounting estimates are recognised prospectively in current and future periods only.

Origin Energy Limited and its Controlled Entities

2. SEGMENTS

(a) Primary reporting - geographical segments

	Australia **		New Zealand ***		Consolidated	
	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004
	$'000	$'000	$'000	$'000	$'000	$'000
SALES REVENUE AND OTHER INCOME						
Total sales	1,873,263	1,860,387	1,082,563	406,568	2,955,826	2,266,955
Intersegment sales elimination *	-	-	-	-	-	-
External sales revenue	1,873,263	1,860,387	1,082,563	406,568	2,955,826	2,266,955
Other income	18,612	20,593	33,565	3,240	52,177	23,833
Total segment revenue and other income	1,891,875	1,880,980	1,116,128	409,808	3,008,003	2,290,788
RESULT						
Segment result	198,406	225,213	234,253	94,566	432,659	319,779
Share of net profits/(losses) of associates and joint venture entities	9,483	6,721	(421)	536	9,062	7,257
EARNINGS BEFORE INTEREST AND TAX (EBIT)	207,889	231,934	233,832	95,102	441,721	327,036
Net financing costs					(87,063)	(59,800)
Profit before income tax					354,658	267,236
Income tax expense					(91,970)	(73,666)
Profit for the period					262,688	193,570
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	289,898	313,405	299,387	127,221	589,285	440,626
DEPRECIATION AND AMORTISATION	82,009	81,471	65,555	32,119	147,564	113,590
ACQUISITIONS OF NON-CURRENT ASSETS (includes capital expenditure)	344,802	212,440	80,761	979,089	425,563	1,191,529

2. SEGMENTS (continued)
(a) Primary reporting - geographical segments (continued)

	Australia **		New Zealand ***		Consolidated	
	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004
	$'000	$'000	$'000	$'000	$'000	$'000
ASSETS						
Segment assets	4,003,532	3,317,374	4,461,238	4,409,934	8,464,770	7,727,308
Equity accounted investments	69,053	111,807	2,991	2,901	72,044	114,708
Total segment assets	4,072,585	3,429,181	4,464,229	4,412,835	8,536,814	7,842,016
Cash and current and deferred tax assets					368,413	207,735
Total assets					8,905,227	8,049,751
LIABILITIES						
Segment liabilities	969,685	592,989	531,049	237,505	1,500,734	830,494
Interest bearing liabilities and current and deferred tax liabilities					3,622,533	3,830,055
Total liabilities					5,123,267	4,660,549

* Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation.

** The Australian geographic segment includes operations in Australia and the Pacific.

*** The New Zealand geographic segment includes LPG and Exploration and Production activities as well as the operations of Contact Energy Limited and its controlled entities. The December 2004 comparative period includes Contact Energy Limited and its controlled entities for the three months from the date of acquisition (1 October 2004) to the end of the half year.

Origin Energy Limited and its Controlled Entities

2. SEGMENTS (continued)
(b) Secondary reporting - business segments

	Exploration and Production		Retail		Generation		Networks		Contact **		Consolidated	
	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
SALES REVENUE AND OTHER INCOME												
Total sales	214,430	203,348	1,613,626	1,612,672	60,348	70,106	83,147	79,589	1,038,967	363,684	3,010,518	2,329,399
Intersegment sales elimination *	(40,194)	(35,881)	-	-	(14,498)	(26,563)	-	-	-	-	(54,692)	(62,444)
External sales revenue	174,236	167,467	1,613,626	1,612,672	45,850	43,543	83,147	79,589	1,038,967	363,684	2,955,826	2,266,955
Other income	9,057	11,180	4,123	2,739	3,074	416	4,747	8,313	31,176	1,185	52,177	23,833
Total segment revenue and other income	183,293	178,647	1,617,749	1,615,411	48,924	43,959	87,894	87,902	1,070,143	364,869	3,008,003	2,290,788
RESULT												
Segment result	48,237	69,784	119,191	135,899	26,052	14,267	12,201	14,671	226,978	85,158	432,659	319,779
Share of net profits/(losses) of associates and joint venture entities	-	-	43	35	6,279	3,249	3,204	3,472	(464)	501	9,062	7,257
EARNINGS BEFORE INTEREST AND TAX (EBIT)	48,237	69,784	119,234	135,934	32,331	17,516	15,405	18,143	226,514	85,659	441,721	327,036
EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)	98,687	117,692	142,229	158,898	43,125	29,733	15,817	18,789	289,427	115,514	589,285	440,626
DEPRECIATION AND AMORTISATION	50,450	47,908	22,995	22,964	10,794	12,217	412	646	62,913	29,855	147,564	113,590
ACQUISITIONS OF NON-CURRENT ASSETS (includes capital expenditure)	310,456	186,000	41,930	30,420	8,014	6,323	4	531	65,159	968,255	425,563	1,191,529

2. SEGMENTS (continued)
(b) Secondary reporting
- business segments(continued)

	Exploration and Production		Retail		Generation		Networks		Contact **		Consolidated	
	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004	Dec 2005	Dec 2004
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
ASSETS												
Segment assets	1,765,531	1,320,264	1,823,198	1,554,547	336,609	316,180	208,354	230,783	4,331,078	4,305,534	8,464,770	7,727,308
Equity accounted investments	-	-	163	156	54,074	56,453	14,979	55,354	2,828	2,745	72,044	114,708
Total segment assets	1,765,531	1,320,264	1,823,361	1,554,703	390,683	372,633	223,333	286,137	4,333,906	4,308,279	8,536,814	7,842,016
Cash and current and deferred tax assets											368,413	207,735
Total assets											8,905,227	8,049,751
LIABILITIES												
Segment liabilities	318,726	168,151	592,968	386,281	23,853	23,656	62,255	52,482	502,932	199,924	1,500,734	830,494
Interest bearing liabilities and current and deferred tax liabilities											3,622,533	3,830,055
Total liabilities											5,123,267	4,660,549

* Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation. A tolling arrangement operates between the Australian Retail and Generation operations in relation to the consolidated entity's three Australian merchant power stations. The tolling arrangement pricing is at commercial rates. The external revenue from the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.

** *The December 2004 comparative period includes Contact Energy Limited and its controlled entities for the three months from the date of acquisition (1 October 2004) to the end of the half year.*

Australian corporate revenue and expenses are allocated across all business segments, excluding Contact, on the basis of external sales revenue. Australian corporate assets and liabilities, excluding unallocated assets and liabilities, are allocated across all business segments, excluding Contact, based on their share of total assets and liabilities.

Business segments:	**Products and services:**
Exploration and Production	Natural gas and oil exploration and production in Australia and New Zealand.
Retail	Natural gas, electricity and energy related products and services in Australia. LPG and related products and services in Australia and New Zealand.
Generation	Natural gas-fired cogeneration and power generation in Australia.
Networks	Infrastructure investment and management services in Australia.
Contact	Natural gas and electricity energy related products and services in New Zealand. Power generation in New Zealand.

Seasonality of operations
The consolidated entity's Retail segment is subject to seasonal fluctuations as a result of weather conditions. The entity attempts to minimise the seasonal impact through hedging activities. Historically, the profit for the first half of the financial year is marginally higher than the second half of the financial year.

Origin Energy Limited and its Controlled Entities

	Consolidated	
	Dec 2005 $'000	Dec 2004 $'000
3. PROFIT		
(a) Sales revenue and other income		
Sales revenue		
Revenue from sale of goods	2,872,383	2,187,310
Revenue from rendering of services	83,443	79,645
Total sales revenue	2,955,826	2,266,955
Other income:		
Profit on sale of Valley Power asset	30,942	-
Other	21,235	23,833
	52,177	23,833
Total	3,008,003	2,290,788
(b) Expenses excluding financing costs		
Expenses by nature:		
Raw materials and consumables used, and changes in finished goods and work in progress	1,980,489	1,486,693
Advertising	12,387	12,597
Bad and doubtful debts	7,498	6,514
Consultancy costs	18,176	5,075
Contracting costs	52,757	57,316
Depreciation and amortisation	147,564	113,590
Employee expenses	157,099	126,079
Exploration and production costs	55,985	39,733
Loss on derivative instruments	11,371	7,952
Motor vehicle expenses	8,376	8,968
Occupancy expenses	16,024	16,158
Repairs and maintenance	20,879	14,039
Royalties	16,761	15,878
Administration and other expenses from ordinary activities	69,978	60,417
Total expenses from ordinary activities excluding financing costs	2,575,344	1,971,009
(c) Net financing costs		
Interest income	(6,252)	(3,548)
Interest expense on unwinding of discount on provisions	5,728	6,493
Net interest income on derivative instruments	(5,621)	-
Interest expense other	93,208	56,855
	87,063	59,800

4. INCOME TAX EXPENSE

Tax expense for the interim periods presented is the expected tax payable, calculated as the estimated annual effective income tax rate applied to the pre-tax income of the interim period, adjusted for specific one-off events that have occurred during the interim period.

The effective tax rate for the period ended 31 December 2005 is 25.9% (27.6% prior period) compared to the Australian tax rate of 30% and overseas tax rate of approximately 33%. Tax expense has been primarily affected by the recognition of revenue and capital losses previously not brought to account, non assessable profit on the sale of assets and under provision of prior period tax.

5. DIVIDENDS

	Note	Consolidated Dec 2005 $'000	Consolidated Dec 2004 $'000
(a) Dividend reconciliation			
Final dividend of 8 cents per share, fully franked at 30%, paid 26 September 2005 (2004: final dividend of 7 cents per share, fully franked at 30%, paid 15 September 2004).	10	63,334	46,974
(b) Subsequent event			
Since 31 December 2005 the Directors have declared an interim dividend of 9 cents per share, fully franked at 30%, payable 20 March 2006.		71,247	

The financial effect of this dividend has not been brought to account in the financial statements for the half year ended 31 December 2005 and will be recognised in subsequent financial reports.

Origin Energy Limited and its Controlled Entities

6. NOTES TO THE STATEMENT OF CASH FLOWS

	Consolidated	
	Dec 2005	Dec 2004
	$'000	$'000
(a) Reconciliation of cash and cash equivalents		
Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the half year as shown in the Statement of Cash Flows is reconciled to the related items in the Balance Sheet as follows:		
Cash	261,062	116,330
Bank overdrafts	(7,846)	(5,818)
	253,216	110,512
(b) The following non-cash financing and investing activities have not been included in the Statement of Cash Flows:		
Issue of shares in respect of the Dividend Reinvestment Plan	11,351	15,129

6. NOTES TO THE STATEMENT OF CASH FLOWS (continued)

(c) Acquisition of controlled entities

During the half year ended 31 December 2005, the consolidated entity acquired entites for a total consideration of $13,317,000.

On 1 October 2004 the consolidated entity acquired a number of companies, including an interest in Contact Energy Limited, from Edison Mission Energy (refer note 7) and additional shares in Contact Energy Limited pursuant to the subsequent Takeover Offer for a total consideration of $1,023,864,000.
Details of the acquisition and the fair value of the assets and liabilities acquired are as follows:

	Consolidated Dec 2005 $'000	Consolidated Dec 2004 $'000
Current assets		
Cash and cash equivalents	310	79,925
Trade and other receivables	-	142,054
Inventories	-	29,688
Other	-	6,361
Total current assets	310	258,028
Non-current assets		
Investments accounted for using the equity method		2,256
Property, plant and equipment	13,042	3,646,602
Other	-	15,486
Total non-current assets	13,042	3,664,344
Total assets	13,352	3,922,372
Current liabilities		
Trade and other payables	-	154,116
Interest-bearing liabilities	-	50,623
Bank overdraft	-	2,833
Current tax liabilities	35	35,949
Provisions	-	5,124
Total current liabilities	35	248,645
Non-current liabilities		
Interest-bearing liabilities	-	1,487,249
Deferred tax liabilities	-	666,919
Provisions	-	33,280
Total non-current liabilities	-	2,187,448
Total liabilities	35	2,436,093
Net assets	13,317	1,486,279
Minority interests	-	(968,895)
Goodwill on acquisition	-	506,480
Fair value of net assets acquired	13,317	1,023,864
Cashflow Reconciliation:		
Total consideration	13,317	1,023,864
Cash acquired, net of bank overdraft	(310)	(77,092)
Other amount payable	(12,999)	(4,143)
Consideration (net of cash acquired and amount payable)	8	942,629

082-34934

Origin Energy Limited and its Controlled Entities

7. ACQUISITION OF CONTROLLED ENTITIES

Dec 2005

Name	Date acquired	Percentage interest acquired	Consideration $'000	Contribution to consolidated net profit before minority interest $'000
Origin Energy American Samoa Inc	21 October 2005	0.01%	8	410
Boral Leasing NV	31 December 2005	100.00%	13,309	-

Dec 2004

Name	Date acquired	Percentage interest acquired	Consideration $'000	Contribution to consolidated net profit before minority interest $'000
Mission Energy Universal Holdings	1 October 2004	100.00%		
Mission Energy Five Star Holdings	1 October 2004	100.00%		
Mission Contact Finance Limited	1 October 2004	100.00%	1,023,864	43,834
Mission Energy Pacific Holdings	1 October 2004	100.00%		
Contact Energy Limited and its controlled entities	1 October 2004	51.36%		

Name changes during the half year ended 31 December 2004:

Mission Energy Universal Holdings	to	Origin Energy Universal Holdings
Mission Energy Five Star Holdings	to	Origin Energy Five Star Holdings
Mission Contact Finance Limited	to	Origin Energy Contact Finance Ltd
Mission Energy Pacific Holdings	to	Origin Energy Pacific Holdings

8. INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES

	Percentage of ownership interest held at the end of the period		Share of net profits/(losses)	
	Consolidated		Consolidated	
	Dec 2005 %	Dec 2004 %	Dec 2005 $'000	Dec 2004 $'000
Equity accounted associates and joint venture entities:				
BIEP Pty Ltd	50.0	50.0	-	-
BIEP Security Pty Ltd	50.0	50.0	-	-
Bulwer Island Energy Partnership	50.0	50.0	3,044	2,592
Campaspe Asset Management Services Pty Ltd	50.0	50.0	182	145
CUBE Pty Ltd*	50.0	50.0	3,236	657
Gas Industry Superannuation Pty Ltd	50.0	50.0	-	-
Oakey Power Holdings Pty Ltd	25.0	25.0	(464)	501
Rockgas Timaru Ltd	50.0	50.0	43	35
SEA Gas Partnership	33.3	33.3	3,021	3,327
Vitalgas Pty Ltd	50.0	50.0	-	-
Total			9,062	7,257
Other material interests:				
Envestra Limited	17.14	17.53	4,272	7,692

* Osborne Cogeneration Pty Ltd , a company incorporated in SA, is a wholly owned controlled entity of CUBE Pty Ltd.

	Note	Consolidated Dec 2005 $'000	June 2005 $'000	Dec 2004 $'000
9. ISSUED CAPITAL				
Issued and paid-up capital				
- 791,636,325 (June 2005: 789,716,669; Dec 2004: 674,330,397) ordinary shares, fully paid		1,143,156	1,133,890	483,858
Ordinary share capital				
Balance at the beginning of the financial period		1,133,890	463,208	463,208
Shares issued:				
- 345,000 (June 2005: 3,804,700; Dec 2004: 3,069,700) shares in accordance with the Senior Executive Option Plan		1,192	7,808	5,521
- 1,574,656 (June 2005: 4,692,486; Dec 2004: 2,572,337) shares in accordance with the Dividend Reinvestment Plan		11,351	29,442	15,129
- Nil shares (June 2005: 112,531,123 shares in accordance with the Rights Issue, pursuant to a prospectus, including tax impacts)		(3,277)	633,432	-
Total movements in ordinary share capital	10	9,266	670,682	20,650
Ordinary share capital at the end of the financial period		1,143,156	1,133,890	483,858

Rights Issue

During the June 2005 year, the Company offered all existing shareholders a pro-rata renounceable Rights Issue on the basis of one new share for every six existing shares. On 1 April 2005, the Company issued 112,531,123 shares at a price of $5.70 per share, raising $633,432,000 net of costs.

Options	Number	Exercise price	Expiry date
On issue at 31 December 2005	110,000	$2.58	31 Aug 2006
	2,210,000	$3.04	16 Dec 2006
	2,310,000	$3.40	19 Dec 2007
	3,890,000	$4.15	19 Dec 2008
	775,000	$5.98	6 Aug 2009
	2,596,000	$5.72	26 Nov 2009
	200,000	$6.75	20 May 2010
	3,390,000	$7.21	7 Sep 2010
Issued during the half year ended 31 December 2005	3,390,000	$7.21	7 Sep 2010
Exercised during the half year ended 31 December 2005	70,000	$3.04	16 Dec 2006
	275,000	$3.40	19 Dec 2007
Expired during the half year ended 31 December 2005	-	-	-
Forfeited during the half year ended 31 December 2005	-	-	-

10. RETAINED EARNINGS AND TOTAL EQUITY	Note	Issued capital $'000	Share based remuneration reserve $'000	Asset revaluation reserve $'000	Foreign currency translation reserve $'000	Hedging reserve $'000	Investments fair value reserve $'000	Retained earnings $'000	Minority interests $'000	Total equity $'000
		Consolidated								
Balance at 30 June 2005 as reported under AGAAP		**1,133,890**	**-**	**103,670**	**(820)**	**-**	**-**	**1,503,566**	**1,249,556**	**3,989,862**
Net adjustments on adoption of A-IFRS at 1 July 2004 and A-IFRS adjustments for the year ended 30 June 2005	13	-	6,691	(103,670)	(8,438)	-	-	(13,926)	(257,984)	(377,327)
Adjustment resulting from a change in accounting policy (successful efforts)		-	-	-	-	-	-	(96,707)	-	(96,707)
Balance at 30 June 2005 under A-IFRS		**1,133,890**	**6,691**	**-**	**(9,258)**	**-**	**-**	**1,392,933**	**991,572**	**3,515,828**
Adjustment on initial adoption of AASB 132 and AASB 139, net of tax		-	-	-	-	11,011	39,843	(28,521)	(8,084)	14,249
Opening balance as at 1 July 2005 under IFRS		**1,133,890**	**6,691**	**-**	**(9,258)**	**11,011**	**39,843**	**1,364,412**	**983,488**	**3,530,077**
Profit after tax expense for the period								193,672	69,016	262,688
Movement in share capital	9	9,266								9,266
Net gain/(loss) on translation of assets and liabilities of overseas controlled entities					24,183				17,410	41,593
Net gain/(loss) on translation of long-term borrowings and foreign currency forward contracts net of tax					(4,349)					(4,349)
Fair value adjustment on available for sale financial assets, net of tax							2,933			2,933
Fair value adjustment on cash flow hedges, net of tax						24,212			1,211	25,423
Share of decrease in reserves attributable to equity accounted entities						(1,417)				(1,417)
Share-based payments			2,844							2,844
Actuarial gain/(loss) on defined benefit plans, net of tax								2,560		2,560
Dividends paid								(63,334)	(26,324)	(89,658)
Balance at 31 December 2005		**1,143,156**	**9,535**	**-**	**10,576**	**33,806**	**42,776**	**1,497,310**	**1,044,801**	**3,781,960**
Balance at 30 June 2004 as reported under AGAAP		**463,208**	**-**	**103,676**	**8,565**	**-**	**-**	**1,356,922**	**7,084**	**1,939,455**
Net adjustments on adoption of A-IFRS on 1 July 2004	13	-	2,404	(103,676)	(8,565)	-	-	(52,299)	-	(162,136)
Adjustment resulting from a change in accounting policy (successful efforts)		-	-	-	-	-	-	(86,836)	-	(86,836)
Balance at 1 July 2004 under A-IFRS		**463,208**	**2,404**	**-**	**-**	**-**	**-**	**1,217,787**	**7,084**	**1,690,483**
Profit after tax expense for the period								169,805	23,765	193,570
Movement in share capital	9	20,650								20,650
Net gain/(loss) on translation of assets and liabilities of overseas controlled entities					(8,612)				(5,852)	(14,464)
Net gain/(loss) on translation of long-term borrowings and foreign currency forward contracts net of tax					4,842					4,842
Share-based payments			1,736							1,736
Actuarial gain/(loss) on defined benefit plans, net of tax								(3,984)		(3,984)
Dividend paid								(46,974)	(21,015)	(67,989)
Transfers from reserves to retained earnings					210			(210)		-
Outside equity interest in Contact Energy Limited on acquisition									968,895	968,895
Issue of convertible undated preference shares (net of transaction costs)									595,463	595,463
Balance at 31 December 2004		**483,858**	**4,140**	**-**	**(3,560)**	**-**	**-**	**1,336,424**	**1,568,340**	**3,389,202**

082-34934

Origin Energy Limited and Controlled Entities

11. EARNINGS PER SHARE (EPS)

	Consolidated	
	Dec 2005	Dec 2004
Details of basic and diluted EPS reported separately in accordance with *AASB 133 "Earnings Per Share"* are as follows.		
Basic EPS	**25.5 cents**	**24.6 cents**
Diluted EPS	**25.4 cents**	**24.4 cents**
NORMALISED EARNINGS PER SHARE*		
Basic EPS	25.5 cents	23.0 cents
Diluted EPS	25.4 cents	22.9 cents

Weighted average number of shares used as the denominator

	Dec 2005 Number	Dec 2004 Number
Ordinary Shares	758,468,679	671,558,186
Adjustment due to Rights Issue in April 2005	-	19,241,104
Number of ordinary shares for basic earnings per share calculation	758,468,679	690,799,290
Effect of executive share options on issue	4,999,648	5,230,930
Number of ordinary shares for diluted earnings per share calculation	763,468,327	696,030,220
NORMALISED WEIGHTED AVERAGE NUMBER OF SHARES*		
Ordinary Shares	758,468,679	690,799,290
Adjustment due to Rights Issue	-	46,110,850
Number of ordinary shares for basic earnings per share calculation	758,468,679	736,910,140
Effect of executive share options on issue	4,999,648	5,230,930
Number of ordinary shares for diluted earnings per share calculation	763,468,327	742,141,070

* To provide a more meaningful comparison, normalised basic and diluted earnings per share have also been disclosed. In December 2004, the weighted average number of shares was notionally adjusted for the Rights Issue as if it occurred on 1 October 2004 when Contact Energy was acquired, rather than on 1 April 2005. The earnings for both basic and dilluted earnings per share remain unchanged.

Reconciliation of earnings used in calculating EPS:

	Dec 2005 $'000	Dec 2004 $'000
Basic and diluted EPS		
Net profit	262,688	193,570
Less: Outside equity interests	69,016	23,765
Amount used as numerator in calculating basic and diluted EPS	193,672	169,805

Information concerning the classification of securities

(a) Fully paid ordinary shares
Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

(b) Share Options
Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

12. CONTINGENT LIABILITIES

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the Directors consider should be disclosed. The Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

	Consolidated		
	December 2005 $'000	June 2005 $'000	December 2004 $'000
Bank guarantees - unsecured	205,231	205,323	204,253
Letters of credit - unsecured*	980	-	1,689
	206,211	205,323	205,942

* The Origin group has provided overseas suppliers letters of credit to facilitate the importation of equipment.

The Origin group has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, all of which are subject to ongoing environmental management programmes to ensure appropriate controls are in place and clean-up requirements are implemented. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for.
The contamination has generally resulted from the manufacture of gas from coal and the treatment of the associated by-products, conducted at the sites. These activities ceased in the 1970's when manufactured gas was replaced with natural gas from oil and gas fields.

Certain entities within the consolidated entity are subject to various lawsuits and claims, including claims for stamp duty, penalties and native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a have a material adverse effect on the consolidated financial statements.

Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint venturers are currently engaged in an arbitration pursuant to the terms of the EPIC Contract that relates to the construction of the BassGas Project. Origin remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin in this or any future financial period.

A Demerger Deed was entered into in the 2000 year containing certain indemnities and other agreements between Origin Energy Limited and Boral Limited and their respective controlled entities covering the transfer of the businesses, investments, debt and assets of Boral Limited and some temporary shared arrangements.

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, Australian entities reporting under the Corporations Act 2001 must comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) as issued by the Australian Accounting Standards Board. Accordingly, Origin is required to prepare its financial report for the half year ended 31 December 2005 under A-IFRS for the first time. This financial report therefore represents Origin's first financial report prepared in accordance with A-IFRS.

Origin has implemented A-IFRS with effect from 1 July 2005. In order to comply with A-IFRS for the first time, Origin must also restate its comparative balances applying A-IFRS, except for financial instruments (including derivatives and hedging arrangements, where comparative information is not required to be restated - refer to Item 14 below for details of the application of A-IFRS financial instruments requirements). The application of A-IFRS to comparative balances requires a restatement of the opening balances as at 1 July 2004 incorporating initial A-IFRS transitional adjustments, as well as a restatement of the closing balances at 31 December 2004 and 30 June 2005. Net profit during these periods is also restated. Adjustments required to restate the balance sheet as at 1 July 2004 are made directly to opening retained earnings. The adjustments required to restate the balance sheet as at 1 July 2005, for the adoption of A-IFRS for financial instruments, are recognised in opening retained earnings or equity reserves as appropriate.

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

The accounting policies that have been adopted by the consolidated entity under A-IFRS are disclosed in Note 1.

Table 1 - Impact on Origin's Balance Sheet of Initial Transition to A-IFRS at 1 July 2004

CONSOLIDATED ENTITY	Equity (incl Reserves) $'000	Total Assets $'000	Total Liabilities $'000
Total reported under Australian GAAP at 30 June 2004	**1,939,455**	**3,707,346**	**1,767,891**
A-IFRS adjustments (net of tax where appropriate):			
1. Contingent asset	(6,579)	(9,399)	(2,820)
2. Acquisition of minority interests	(28,225)	(28,225)	-
3. Dismantling, removal & restoration provisions	(34,459)	72,017	106,476
4. Business combinations restatement	(43,562)	(41,311)	2,251
5. Deferred tax	(49,034)	2,762	51,796
6. Investments in equity accounted entities	(277)	(216)	61
15. Successful Efforts Change in Accounting Policy	(86,836)	(124,062)	(37,226)
Total A-IFRS adjustments	(248,972)	(128,434)	120,538
Total restated under A-IFRS at 1 July 2004	**1,690,483**	**3,578,912**	**1,888,429**

Origin Energy Limited and Controlled Entities

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Table 2 - Impact on Origin's Equity Balances on Initial Transition to A-IFRS at 1 July 2004

CONSOLIDATED ENTITY	Contributed Equity $'000	Reserves $'000	Retained Earnings $'000	Minority Interests $'000	Total Equity $'000
Total reported under Australian GAAP at 30 June 2004	**463,208**	**112,241**	**1,356,922**	**7,084**	**1,939,455**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	-	-	(6,579)	-	(6,579)
2. Acquisition of minority interests	-	-	(28,225)	-	(28,225)
3. Dismantling, removal & restoration provisions	-	-	(34,459)	-	(34,459)
4. Business combinations restatement	-	-	(43,562)	-	(43,562)
5. Deferred tax	-	-	(49,034)	-	(49,034)
6. Investments in equity accounted entities	-	-	(277)	-	(277)
8. Share based payments	-	2,404	(2,404)	-	-
10. Property, plant and equipment	-	(103,676)	103,676	-	-
11. Foreign currency translation reserve	-	(8,565)	8,565	-	-
15. Successful Efforts Change in Accounting Policy	-	-	(86,836)	-	(86,836)
Total A-IFRS adjustments	-	(109,837)	(139135)	-	(248,972)
Total restated under A-IFRS at 1 July 2004	**463,208**	**2,404**	**1,217,787**	**7,084**	**1,690,483**

Table 3 - Impact of A-IFRS on Origin's Balance Sheet as at 31 December 2004 and Profit for the half-year ended 31 December 2004

CONSOLIDATED ENTITY	Equity (incl Reserves) $'000	Total Assets $'000	Total Liabilities $'000	EBIT $'000	Net Profit after Tax & Minority Interests $'000
Total reported under Australian GAAP at 31 December 2004	**3,914,685**	**7,838,435**	**3,923,750**	**304,639**	**152,061**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	-	-	-	9,399	6,579
2. Acquisition of minority interests	(27,783)	(27,783)	-	442	442
3. Dismantling, removal & restoration provisions	(37,079)	70,002	107,081	247	(2,618)
4. Business combinations restatement	(43,562)	(41,311)	2,251	-	-
5. Deferred tax	(339,424)	324,150	663,574	-	1,617
6. Investments in equity accounted entities	(306)	(246)	60	(33)	(29)
7. Goodwill and licence amortisation	17,962	17,962	-	17,962	17,962
8. Share based payments	-	-	-	(1,737)	(1,737)
9. Defined benefit superannuation plan	(2,521)	1,081	3,602	4,594	1,462
15. Successful Efforts Change in Accounting Policy	(92,770)	(132,539)	(39,769)	(8,477)	(5,934)
Total A-IFRS adjustments	(525,483)	211,316	736,799	22,397	17,744
Total restated under A-IFRS at 31 December 2004	**3,389,202**	**8,049,751**	**4,660,549**	**327,036**	**169,805**

Origin Energy Limited and Controlled Entities

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Table 4 - Impact of A-IFRS on Origin's Balance Sheet as at 30 June 2005 and Profit for the year ended 30 June 2005

CONSOLIDATED ENTITY	Equity (incl Reserves) $'000	Total Assets $'000	Total Liabilities $'000	EBIT $'000	Net Profit after Tax & Minority Interests $'000
Total reported under Australian GAAP at 30 June 2005	**3,989,862**	**8,014,663**	**4,024,801**	**615,189**	**266,020**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	-	-	-	9,399	6,579
2. Acquisition of minority interests	(26,978)	(26,978)	-	1,247	1,247
3. Dismantling, removal & restoration provisions	(39,707)	68,677	108,384	(459)	(5,250)
4. Business combinations restatement	(43,562)	(41,311)	2,251	-	-
5. Deferred tax	(302,070)	279,436	581,506	-	4,823
6. Investments in equity accounted entities	(335)	(277)	58	(66)	(58)
7. Goodwill and licence amortisation	38,892	38,892	-	38,892	38,892
8. Share based payments	-	-	-	(4,287)	(4,287)
9. Defined benefit superannuation plan	(3,567)	1,529	5,096	9,474	3,126
15. Successful Efforts Change in Accounting Policy	(96,707)	(138,162)	(41,455)	(14,101)	(9,871)
Total A-IFRS adjustments	(474,034)	181,806	655,840	40,099	35,201
Total restated under A-IFRS at 30 June 2005	**3,515,828**	**8,196,469**	**4,680,641**	**655,288**	**301,221**

Table 5 - Impact on Origin's Balance Sheet of Initial Transition to A-IFRS Financial Instruments at 1 July 2005

CONSOLIDATED ENTITY	Equity (incl Reserves) $'000	Total Assets $'000	Total Liabilities $'000
Total reported under A-IFRS at 30 June 2005	**3,515,828**	**8,196,469**	**4,680,641**
A-IFRS financial instruments adjustments (net of tax where appropriate):			
14. Derivative Financial Instruments	(174,862)	294,618	469,480
14. Interest-bearing liabilities	161,496	-	(161,496)
14. Available for Sale Financial Assets	27,615	39,448	11,833
Total A-IFRS financial instruments adjustments	14,249	334,066	319,817
Total restated under A-IFRS at 1 July 2005	**3,530,077**	**8,530,535**	**5,000,458**

Origin Energy Limited and Controlled Entities

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

Table 6 - Impact on Origin's Equity Balances on Initial Transition to A-IFRS Financial Instruments at 1 July 2005

CONSOLIDATED ENTITY	Contributed Equity $'000	Reserves $'000	Retained Earnings $'000	Minority Interests $'000	Total Equity $'000
Total reported under A-IFRS at 30 June 2005	**1,133,890**	**(2,567)**	**1,392,933**	**991,572**	**3,515,828**
A-IFRS financial instruments adjustments (net of tax where appropriate):					
14. Derivative Financial Instruments	-	11,011	(113,659)	(72,214)	(174,862)
14. Interest-bearing liabilities	-	-	97,366	64,130	161,496
14. Available for Sale Financial Assets	-	39,843	(12,228)	-	27,615
Total A-IFRS financial instruments adjustments	-	50,854	(28,521)	(8,084)	14,249
Total restated under A-IFRS at 1 July 2005	**1,133,890**	**48,287**	**1,364,412**	**983,488**	**3,530,077**

Table 7 - Impact of A-IFRS on Origin's Statement of Cash Flows for the half year ended 31 December 2004

CONSOLIDATED ENTITY	Net cash provided by operating activities $'000	Net cash used in investing activities $'000	Net cash provided by financing activities $'000
Total reported under Australian GAAP at 31 December 2004	**298,308**	**(1,197,128)**	**965,440**
A-IFRS adjustments:			
16. Reclassification of Financing costs paid	56,341	-	(56,341)
16. Reclassification of Interest received	(2,452)	2,452	-
Total A-IFRS adjustments	53,889	2,452	(56,341)
Total restated under A-IFRS at 31 December 2004	**352,197**	**(1,194,676)**	**909,099**

Table 8 - Impact of A-IFRS on Origin's Statement of Cash Flows for the year ended 30 June 2005

CONSOLIDATED ENTITY	Net cash provided by operating activities $'000	Net cash used in investing activities $'000	Net cash provided by financing activities $'000
Total reported under Australian GAAP at 30 June 2005	**555,478**	**(1,413,836)**	**893,341**
A-IFRS adjustments:			
16. Reclassification of Financing costs paid	158,812	-	(158,812)
16. Reclassification of Interest received	(8,553)	8,553	-
Total A-IFRS adjustments	150,259	8,553	(158,812)
Total restated under A-IFRS at 30 June 2005	**705,737**	**(1,405,283)**	**734,529**

1. Contingent asset

The recognition threshold for recognising contingent assets on the balance sheet increased from a "more probable than not" test under Australian GAAP to a "virtual certainty" test under A-IFRS.

At 30 June 2004, under Australian GAAP, Origin had recognised a receivable in relation to the Moomba insurance claim. As indemnity had not been received from all insurers by 30 June 2004, the receivable recorded at 1 July 2004 and the related tax adjustment are derecognised through opening retained earnings at that date under A-IFRS.

Origin Energy Limited and Controlled Entities

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

As full indemnity was received by 31 December 2004 the net profit amount, including tax, is recognised in A-IFRS profit for the half year ended 31 December 2004 and the year ended 30 June 2005.

2. Acquisition of minority interests in previously controlled entity

On 30 September 2003 Origin acquired the remaining 14.77% minority interest in Oil Company of Australia Limited (OCA). Under Australian GAAP the acquisition of the remaining minority interests was treated as an incremental business acquisition and resulted in a fair value adjustment to assets and additional goodwill being recognised.

Under A-IFRS, once control of an entity is obtained, further share acquisitions are not considered to be business combinations but rather equity transactions with owners. Accordingly, any excess amounts paid over the recorded carrying values attributed to minority interests are reflected in equity (i.e. retained earnings), and the fair value adjustments recorded under Australian GAAP are transferred to retained earnings.

For the consolidated entity, at 1 July 2004 property, plant and equipment (producing areas of interest) and goodwill decrease with a corresponding adjustment to retained earnings. The depreciation and amortisation expense in the half year ended 31 December 2004 and year ended 30 June 2005 decrease as a result of the lower carrying values.

3. Dismantling, removal and restoration provisions

Under Australian GAAP, provisions were made for restoration and environmental rehabilitation on an incremental basis during the course of the field or asset life. The provisions were determined on an undiscounted basis based on current costs, current legal requirements and current technology.

Under A-IFRS, the present value of the restoration obligations in relation to dismantling, removal and restoration, is recognised when a legal or constructive obligation arises through an asset's construction. The provision is recognised as a liability with a corresponding amount capitalised as a component of the asset. At each reporting date the restoration liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred. As the assets are not revalued any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest expense in the income statement as it occurs.

At 1 July 2004, the provisions made for restoration and environmental rehabilitation under Australian GAAP have been adjusted to the present value of the required dismantling, removal and restoration obligations under A-IFRS. Additional components of assets have been recognised for the amount of the liabilities discounted to the date the obligations arose, and accumulated depreciation has been recalculated as at transition date. The net adjustment in the consolidated entity at 1 July 2004 resulted in:

- an increase in dismantling, removal and restoration provisions;
- an increase in property, plant and equipment at cost;.
- an increase in accumulated depreciation;
- an increase in deferred tax assets;
- an increase in deferred tax liabilities; and
- a net decrease in retained earnings.

The change impacts the consolidated profit for the half year ended 31 December 2004 and 30 June 2005 with increases in interest expense and depreciation expense, and decreases in restoration expense and tax expense, resulting in an overall reduction in profit after tax for the consolidated entity as outlined in the tables above.

4. Business combinations restatement

AASB 1 permits companies applying A-IFRS for the first time to restate any prior business combinations using the principles outlined in A-IFRS as if they had been in place at the time of the original acquisition. Origin has elected to apply this election and has restated all business combinations which occurred after March 1999. All business combinations that occurred on or after 1 July 2004 have also been restated to comply with A-IFRS, as described in Item 13 below.

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

The adjustments in the consolidated entity are detailed below, with the net effect being a reduction in intangible assets at 1 July 2004. All adjustments discussed below, unless otherwise stated, are made through opening retained earnings at the date of transition:

- reversal of restructuring provisions recognised as part of the acquisition accounting under current Australian GAAP which do not meet the recognition requirements under A-IFRS;
- recognition of additional amortisation for Origin's retail gas and electricity licences, recognised as separate intangible assets under Australian GAAP, and the reclassification of the remaining value of all retail gas and electricity licences to goodwill as they fail to meet the criteria for separate recognition under A-IFRS;
- recognition of deferred tax liabilities and resultant goodwill attributable to the recognition of the separately identifiable intangible assets acquired;
- reversal of subsequent adjustments that had been made to the original acquisition accounting under current Australian GAAP outside the 12 month window, which are not permitted under A-IFRS; and
- reversal of accumulated amortisation of goodwill recorded under current Australian GAAP, as goodwill is no longer amortised under A-IFRS.

In June 2005, the International Accounting Standards Board (IASB) released an exposure draft with proposed amendments to IFRS 3 *Business Combinations.* The effect of these proposed amendments, if any, have not been included in the financial impacts presented above, as it is not known whether the proposed amendments will be formally adopted in their current form, and there are alternatives available in the application to historical business combinations.

5. Deferred tax

On transition to A-IFRS the balance sheet method of tax effect accounting has been adopted, rather than the liability method applied previously under Australian GAAP. Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or as part of a business combination, in which case it is recognised in equity or as part of the business combination respectively.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill for which amortisation is not tax deductible; the initial recognition of assets and liabilities that affect neither accounting or taxable profit; and differences relating to investments in controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent it is no longer probable that the related tax benefit will be realised.

The impact on the consolidated entity at 1 July 2004, of the change in basis and the transition adjustments on the deferred tax balances and the previously reported tax expense is an increase in deferred tax assets and deferred tax liabilities and a decrease in retained earnings.

The impact of the change in basis on the tax expense for the half year ended 31 December 2004 and for the financial year ended 30 June 2005 is a decrease in tax expense for the consolidated entity. The increase in the deferred tax liabilities was predominantly attributable to the acquisition of Contact Energy Limited, as outlined in Item 13 below.

6. Investments in equity accounted entities

The application of A-IFRS by the equity accounted entities results in a direct impact on the value of the investment recognised by the consolidated entity. The impact on the consolidated entity at 1 July 2004 is a decrease in retained earnings, a decrease of investments in equity accounted entities, an increase in deferred tax assets and increase in deferred tax liabilities. These adjustments in the equity accounted entities are predominantly the result of recognising the impact of dismantling, removal and restoration provisions and the related deferred tax effects.

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

For the half year ended 31 December 2004 and the financial year ended 30 June 2005, the share of equity accounted entities' profit and investments in equity accounted entities both decrease.

7. *Goodwill and licence amortisation*

Under Australian GAAP goodwill was amortised on a straight-line basis over the period during which the benefits are expected to be received, but not exceeding twenty years. Under A-IFRS goodwill is no longer amortised but instead is subject to annual impairment testing focusing on the discounted cash flows of the related cash generating unit. Goodwill will only be written down to the extent that it is impaired.

As the consolidated entity restated business combinations, the transition adjustments to goodwill and licence amortisation have been included in Item 4 above. For the half year ended 31 December 2004 and the financial year ended 30 June 2005, goodwill and licence amortisation expense decreases.

8. *Share based payments*

Under Australian GAAP no expense was recognised for options issued to employees. Under A-IFRS, the fair value of the options granted under the Senior Executive Option Plan must be recognised as an employee benefit expense with a corresponding increase in equity (reserves). The fair value is measured at grant date taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustment has been made for options granted before 7 November 2002 which vested prior to 1 January 2005. Options granted after 7 November 2002 remaining unvested at 1 January 2005 have been recognised in the opening balance sheet through retained earnings resulting in a nil overall impact to equity on transition.

For the consolidated entity, at 1 July 2004 reserves increase with a corresponding adjustment to retained earnings. As the adjustment is between equity accounts there is no overall impact on total equity.

For the half year ended 31 December 2004 and the financial year ended 30 June 2005, employee benefits expense and reserves are increased, representing the options expense for the period. There is no overall impact on total equity.

9. *Defined benefit superannuation plan*

Under A-IFRS, the consolidated entity's net obligation in respect of its defined benefit superannuation plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is then deducted. Actuarial gains and losses that arise subsequent to transition date are recognised directly in retained earnings.

The Australian GAAP accounting policy was only to recognise deficits where there was a present obligation to make good that deficit, and to release the provision as and when additional contributions were made to eliminate the deficit or when the defined benefit superannuation plan returns to surplus.

The AASB 119 *Employee Benefits* election to recognise full actuarial gains and losses through retained earnings has been adopted. At 1 July 2004 the plan had a surplus, however as the consolidated entity is not entitled to reduced contributions in respect of this surplus (as it does not exceed certain minimum levels prescribed in the Trust Deed) no asset is recognised at transition.

At 30 June 2005, the plan had a deficit under the measurement principles of AASB 119. AASB 119 prescribes the use of "market yields on government bonds" to discount post employment benefit obligations, whereas Australian GAAP required the use of "current market-determined, risk-adjusted discount rate appropriate to the plan". The difference in discount rates is the primary cause of the difference between the surplus reported under Australian GAAP and the deficit reported under A-IFRS for the defined benefit plan at 30 June 2005.

For the half year ended 31 December 2004 and the financial year to 30 June 2005, the superannuation expense decreases while interest expense and tax expense increase.

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

10. Property, plant and equipment and asset revaluation reserve

Property, plant and equipment is measured at cost under A-IFRS. However, as permitted by the election available under AASB 1, at transition date certain items of property, plant and equipment have been recognised at deemed cost, being a revalued amount prior to transition date that approximated fair value at that prior date. Accordingly, the asset revaluation reserve balance relating to prior revaluations has been derecognised at transition date and adjusted against retained earnings.

For the consolidated entity, at 1 July 2004 the asset revaluation reserve has been transferred to retained earnings. As the reclassification is between equity accounts there is no overall impact on total equity.

11. Foreign operations and foreign currency translation reserve

Under A-IFRS each entity in the consolidated entity is required to determine its functional currency, the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity. There are no changes in functional currency for any entities in the consolidated entity.

In accordance with the election under AASB 1, the foreign currency translation reserve balance at the date of transition has been reset to nil and the previous Australian GAAP balance at that date transferred to retained earnings.

As the reclassification is between equity accounts there is no overall impact on total equity.

12. Impairment

Under Australian GAAP the carrying amounts of non-current assets valued on a cost basis, other than exploration and evaluation expenditure carried forward, were reviewed at each reporting date to determine whether they were in excess of their recoverable amount. Origin used discounted cash flows to determine recoverable amounts under Australian GAAP.

Origin has reviewed all assets for impairment under the requirements of A-IFRS and no adjustments were identified at transition date, 31 December 2004 or 30 June 2005.

13. Business combination – Contact Energy Limited

The acquisition of a controlling stake in Contact Energy Limited on 1 October 2004 is a business combination post-transition to A-IFRS. Accordingly, the acquisition has been restated to A-IFRS in the half year ended 31 December 2004 and the financial year ended 30 June 2005 with the only significant adjustment being an increase in net deferred tax liabilities recognised on acquisition, thereby increasing goodwill on acquisition and reducing minority interests.

The impact on the A-IFRS result for the half year ended 31 December 2004 and the financial year ended 30 June 2005 is a reduction in tax expense (and hence an increase in profit after tax) due to the removal of the permanent difference associated with the non-deductible depreciation (included in Item 5 above).

There is no impact on profit before tax as the additional goodwill is no longer amortised under A-IFRS (the benefit from the cessation of amortising the existing goodwill under A-IFRS is included in the goodwill and licence amortisation adjustment disclosed at Item 7 above).

In June 2005, the International Accounting Standards Board (IASB) released an exposure draft with proposed amendments to IFRS 3 *Business Combinations*. The effect of these proposed amendments, if any, have not been included in the financial impacts presented above, as it is not known whether the proposed amendments will be formally adopted in their current form, and there are alternatives available in the application to historical business combinations.

13. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

14. Financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement', as permitted on the first-time adoption of A-IFRS. The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 July 2005 are shown in Table 5 and Table 6 above.

The main adjustments necessary to make the comparative financial statements comply with AASB 132 and AASB 139 are listed below. Similar adjustments were made at 1 July 2005 to restate the opening financial position of the consolidated entity to a position consistent with the accounting policies specified in Note 1:

(i) the measurement of financial assets designated as fair value through profit or loss or available-for-sale at fair value, with changes in fair value recognised in profit or loss or equity as appropriate, rather than at cost in accordance with the superseded policy
(ii) the measurement of financial liabilities at amortised cost, rather than at cost in accordance with the superseded policy
(iii) the recognition and measurement of all derivatives (including any embedded derivatives) at fair value
(iv) the recognition in profit or loss of the movement in the fair value of derivatives which did not qualify for hedge accounting or were not designated as hedging instruments
(v) the derecognition of other deferred hedging gains and losses recognised as assets and liabilities
(vi) the deferral in equity of the effective portion of the movement in fair value of hedging instruments accounted for as cash flow hedges
(vii) the recognition in profit or loss of the ineffective portion of the movement in fair value of hedging instruments accounted for as cash flow hedges
(viii) the recognition in profit or loss of the movement in fair value of derivatives accounted for as fair value hedges and the underlying hedged items
(ix) the adjustment to the carrying amount of items that would qualify as fair value hedges under A-IFRS and were designated as a hedge under previous GAAP for the lower of the cumulative change in fair value of the hedged item for the designated hedged risk and the cumulative change in fair value of the hedging instrument
(x) the recognition of any current or deferred taxes in relation to the adjustments described above

The following transitional provisions have an effect on future periods:

(i) the effectiveness of hedging relationships are assessed from 1 July 2005; no adjustment is made in relation to hedges under the superseded policies which were not highly effective before 1 July 2005.

15. Successful Efforts Change in Accounting Policy

The consolidated entity has implemented a change in accounting policy for its exploration and evaluation expenditure. The new partial capitalisation ('successful efforts') policy has been adopted effective from 1 July 2005. In accordance with the requirements of AASB 108: *Accounting Policies, Changes in Accounting Estimates and Errors*, comparative information for all periods presented in the interim financial report has been restated in accordance with the new accounting policy, and the balance of opening retained earnings at 1 July 2004 has been adjusted for the cumulative impact of applying the policy retrospectively to all periods prior to this date.

The new partial capitalisation policy leads to an increase in the exploration and evaluation expenditure and a decrease in the amortisation expense in each comparative period in the interim financial report as outlined in Table 3 and Table 4 above.

16. Reclassification of Finance costs paid and Interest received in the Statement of Cash Flows

Finance costs paid have been reclassified from operating activities to financing activities in the Statement of Cash Flows as this more appropriately reflects the nature of these cash flows – being cash flows directly attributable to obtaining financial resources.

Interest received has been reclassified from operating activities to investing activities in the Statement of Cash Flows as this more appropriately reflects the nature of these cash flows – being cash flows provided by the return on investments.

14. EVENTS SUBSEQUENT TO REPORTING DATE

Refer Note 5 for dividends declared subsequent to 31 December 2005.

On 1 February 2006 Origin Energy announced that Origin Energy CSG Ltd had acquired the following interests in Pangaea Oil and Gas Pty Ltd:

Permit or license area	Interest acquired
ATP 620P, PLs 179, 228, 229 and PLA 180	40.625%
PPL 107	40.625%
ATP 610P	29.375%
ATP 648P	31.250%

These assets cover the coal seams of the Walloons Subgroup in Queensland which are highly prospective for coal seam gas development. The consideration for the acquisition of these interests is $70 million.

Origin Energy Limited and Contact Energy Limited entered into a conditional Merger Implementation Agreement dated 20 February 2006 pursuant to which those companies propose to effect a dual listed company merger. The merger is subject to regulatory, shareholder and New Zealand court approvals.

The financial effects of these transactions have not been brought to account in the financial statements for the half year ended 31 December 2005 and will be recognised in subsequent financial reports.

082-34934

DIRECTORS' DECLARATION

Origin Energy Limited and its Controlled Entities

In the opinion of the Directors of Origin Energy Limited:

a) the financial statements and notes, set out on pages 1 to 38, are in accordance with the Corporations Act 2001, including:

   i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2005 and of its performance, as represented by the results of its operations and cash flows, for the half year ended on that date; and

   ii) complying with Australian Accounting Standard AASB 134 *"Interim Financial Reporting"* and the Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:

Kevin McCann
Chairman
Sydney, 20 February 2005

KPMG

Independent review report to the members of Origin Energy Limited

Scope

The financial report and directors' responsibility

The financial report comprises the condensed consolidated interim statements of income, statement of changes in recognised income and expense, balance sheet, statement of cash flows, accompanying notes to the financial statements (1 to 14), and the directors' declaration for the Origin Energy Limited Consolidated Entity ("the consolidated entity"), for the half-year ended 31 December 2005. The consolidated entity comprises Origin Energy Limited ("the company") and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding adjustments required under the Australian Accounting Standard AASB 1 *First-Time Adoption of Australian equivalents to International Financial Reporting Standards.*

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 134 *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

082-34934

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Origin Energy Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

(ii) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

KPMG

Duncan McLennan
Partner

Sydney

20 February 2006

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

20 February 2006

Origin Energy Limited

TRADING HALT

The securities of Origin Energy Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 22 February 2006 or when the announcement is released to the market.

Security Code: ORG

Emma Badhni
Adviser, Issuers (Sydney)

Origin

20 February 2006

Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

ATTENTION: Kim-Ly Nguyen *By Facsimile: (02) 9241 7620*

Dear Ms Nguyen

ORIGIN ENERGY LIMITED - REQUEST FOR TRADING HALT

Origin Energy Limited ("Origin") requests a trading halt in respect of the quoted ordinary securities of Origin (ASX Code: ORG) pursuant to Listing Rule 17.1 immediately.

For the purpose of Listing Rule 17.1, Origin confirms:

- that it expects to make an announcement to the ASX at approximately 9.30am regarding a major transaction;
- that it is not aware of any reason why the trading halt should not be granted.

The company will hold a media conference at approximately 10.00am and a briefing with investors at approximately 11.30am.

If you have any queries concerning the above, please do not hesitate to contact me.

Yours sincerely

Bill Hundy
Company Secretary

02-8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	20 February 2006
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY CEO RESIGNATION**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

contact

MEDIA RELEASE

20 February 2006

CHIEF EXECUTIVE TENDERS RESIGNATION

Contact today announced that the company's Chief Executive, Mr David Hunt, had tendered his resignation.

"Although the timing of my decision coincides with the announcement of the proposed merger between Contact and Origin, my choice is entirely motivated by personal reasons," said Mr Hunt.

"When I raised this intention with the Board, it was made clear that I would be offered an opportunity to manage the New Zealand business, assuming the proposed merger proceeds.

"However, I concluded that I want to take my career in a new direction, and have tendered my resignation," said Mr Hunt.

"I want to emphasise that this decision should in no way be construed as an indicator of my views on the merits of the proposal," said Mr Hunt.

"Compared with the status quo, the proposed merger has the potential to yield worthwhile benefits to the group over time, especially by aligning the companies' activities and interests in the NZ upstream sector."

"Ultimately, it will be a decision for shareholders, and they will need to assess the benefits and risks inherent in the proposal versus the alternative."

Contact's Chairman, Mr Grant King, said "David has made an outstanding contribution to the development and growth of the company over the last ten years, reflected most recently in his appointment as Chief Executive."

"The Board had hoped David would continue in this role but respects his decision, and has initiated a process for appointing a successor."

He also noted that Mr Hunt will continue in his current role for a period to assist with the transition to a new Chief Executive.

Ends

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	21 February 2006
From	Bill Hundy	Pages	66
Subject	**CONTACT ENERGY HALF YEAR RESULTS**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

contact

20 February 2006

Diverse generation portfolio delivers strong half year result

Contact Energy today reported Operating Profit (earnings before interest, tax, depreciation and amortisation - EBITDA) for the six month period ended 31 December 2005 of $284.7 million, up from $250.7 million for the same period in 2004. This excludes the gain on disposal of Contact's interest in Valley Power.

This result is Contact's first since adopting the New Zealand equivalents to International Financial Reporting Standards (NZIFRS). As an NZIFRS comparison for the six month period to December 2004 is not available, information for this period is provided under NZ Generally Agreed Accounting Practices (NZ GAAP).

Contact's profit for the six month period to 31 December 2005 was $146.6 million, up $61.9 million from the same period in 2004 reported under NZ GAAP. The 2005 net surplus was boosted by a one-off $33.4 million gain through the sale of Contact's 40 percent stake in the Valley Power peaking plant in Australia. A gain on the fair value of financial derivatives now reported under NZIFRS also contributed to the result.

The board has declared a fully imputed interim dividend of 10 cents per share.

Contact Energy Chief Executive, David Hunt, said Contact's strong financial performance for the six month period reflected a combination of higher wholesale electricity prices, strong thermal generation output and a good balance between Contact's generation and retail businesses.

Mr Hunt said the result was particularly pleasing given that Contact's large thermal station at Otahuhu was out of service for seven weeks during the period as it was undergoing a planned major overhaul.

Low hydro lake inflows combined with outages of key thermal generation in the market resulted in higher wholesale electricity prices. The average electricity price received for generation for the six month period to 31 December 2005 was $81.70 per MWh, up 148 percent from the average of $32.95 per MWh in the same period in 2004.

Contact's total electricity generation for the six months ending 31 December 2005 was 5,591GWh, up 11 per cent from the same period in 2004.

While Contact's generation from its hydro assets was down 30 percent due to lower hydro inflows, this created opportunities for Contact to utilise its thermal generation assets. Electricity production for the six month period to 31 December 2005 from Contact's thermal plant was up 58 percent from the same period in 2004.

Higher wholesale electricity prices had an adverse effect on purchase costs for Contact's retail business. Electricity purchase costs were up 162 percent from the six months to 31 December 2004, at $355.4 million.

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

Contact's gas revenue from wholesale customers was $41.5 million for the six months to 31 December 2005, up 51 percent from the same period in 2004. This increase was driven by a 2.6 petajoule increase in wholesale gas sales.

Gas revenue from retail customers reduced from $70.3 million for the six months ended 31 December 2004 to $64.7 million to the six months ending 31 December 2005. Gas customer numbers decreased slightly as Contact adjusted retail gas tariffs to reflect the increased opportunity cost of gas. Contact's retail gas customer base decreased from 88,000 as at 31 December 2004 to 81,000 as at 31 December 2005.

Contact's total retail electricity customer base increased to 512,000 in the six months to 31 December 2005, up from 509,000 as at 31 December 2004.

"This six month result again underlines the flexibility and diversity of Contact's generation portfolio, and the natural hedge created through the integration of Contact's retail and generation business," said Mr Hunt.

For more information:

Pattrick Smellie
Corporate Communications
Contact Energy
Phone: 04 499 4001
Cell: 021 588 203

082-34934

CONTACT ENERGY LIMITED

contact

Management Discussion of Unaudited Consolidated Financial Results for the Six Months Ended 31 December 2005

Management Discussion of Unaudited Consolidated Financial Results for the Six Months Ended 31 December 2005

This report presents the first financial result since Contact's implementation of New Zealand equivalents of International Financial Reporting Standards (NZIFRS). Contact implemented NZIFRS with effect from 1 July 2005. Contact's date of transition to NZIFRS was 1 October 2004 and therefore only a three month comparative period (1 October 2004 to 31 December 2004) is retrospectively restated in the statutory financial statements in accordance with NZIFRS. While NZIFRS comparators for the entire six month period ended 31 December 2004 are not available, information has been provided for the six month period ended to 31 December 2004 under previous NZ GAAP. Key differences between previous NZ GAAP and NZIFRS are highlighted where appropriate.

All data presented in this report is unaudited.

Financial Review

Contact has achieved Operating Profit (Earnings before interest, tax, depreciation and amortisation) for the six month period ended 31 December 2005 of $284.7 million, compared to $250.7 million for the six month period ended 31 December 2004, an increase of 14%.

The main operating factors, which underpinned this financial performance, are:

- Higher wholesale electricity revenue driven by increased thermal generation levels and higher average wholesale prices. These in turn were caused by low levels of hydro inflows through much of the six month period ended 31 December 2005, as compared to the corresponding period in 2004. South Island inflows during the three months to 31 December 2005 were the lowest recorded in the last 29 years;
- A continued contribution from retail electricity and gas tariff increases, which reflect increases in wholesale energy costs in New Zealand. This longer term upward shift in wholesale energy costs is caused by the transition to new higher cost sources of primary energy, especially from the New Zealand gas sector; and
- Lower routine operating expenditure for the six month period ended 31 December 2005. Routine operating expenses for the six months to 31 December 2005 were $101.2 million, a 9% fall on the $110.9 million recorded for the six months ended 31 December 2004. The period ended 31 December 2004 included expenses associated with an Australian operation that was divested in that prior period.

Profit for the six month period ended 31 December 2005 was $146.6 million, and included a one-off gain on disposal of subsidiaries of $33.4 million.

082-34934

Key financial Information

	Six months ended 31 December 2005 NZIFRS	Six months ended 31 December 2004 Previous NZ GAAP
Revenue	$1,127.1m	$832.2m
Operating expenses[1]	($842.4m)	($581.5m)
Operating Profit (EBITDA)	**$284.7m**	**$250.7m**
Depreciation	($67.7m)	($60.8m)
Amortisation[2]	-	($6.1m)
Change in Fair Value of Financial Instruments[3]	$4.8m	-
Equity Accounted (Loss)/Earnings or Associate	($0.5m)	$0.9m
Gain on Disposal of Subsidiaries[4]	$33.4m	-
Profit Before Finance Expense and Income Tax (EBIT)	**$254.7m**	**$184.7m**
Finance Expense	($42.2m)	($44.6m)
Income Tax Expense[5]	($65.9m)	($55.4m)
Profit for the Period	**$146.6m**	**$84.7m**
Shareholders' equity[6]	$2,456.8m	$2,984.2m

1. Includes retail electricity purchases.
2. In accordance with NZIFRS, goodwill is no longer amortised, but is instead subject to an annual impairment test.
3. Represents net increase in the fair value of certain financial instruments accounted for in accordance with NZIFRS.
4. Disposal of Contact Peaker (NZ) Limited and its 100% owned subsidiary, Contact Peaker Australia Pty Limited. Contact Peaker Australia Pty Limited leased 40% of the generation plant from Valley Power Pty Limited and was a 40% partner in the ValCon Joint Venture that operated the generation plant.
5. Tax expense for the interim period presented under NZIFRS is calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the period. Tax expense for the interim period under previous NZGAAP was calculated on the taxable income for that discrete period. Under previous NZGAAP, Contact did not recognise deferred tax and therefore income tax expense represented current tax payable only.
6. Changes due to IFRS resulted in a significant decrease in equity when compared to the treatment of equity under NZGAAP. Refer to Note 11 of the interim financial statements for the six months ended 31 December 2005 for further information.

Segment Contributions

In accordance with NZIFRS, Contact is required to report segmental information. Contact's primary reporting format is business segments. As these segments are fully integrated within New Zealand this disclosure does not attempt to present the segments as stand-alone entities.

Contact comprises the following two main business segments:

- Retail - the retail segment encompasses any activity that is associated with Contact's supply of energy to end user customers as well as related services.
- Wholesale - the wholesale segment encompasses any activity that is associated with Contact's generation of electricity or steam and Contact's sales to the wholesale electricity market.

Segment result (Operating Profit less Depreciation) includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Wholesale electricity purchase costs for the Retail segment are based on spot prices prevailing in the New Zealand wholesale electricity market at the relevant time and purchase node. Similarly, the revenues received by the Wholesale segment are determined by the spot prices received at the relevant grid injection points.

The cost of gas purchases across the portfolio is allocated between the segments in proportion to consumption. Gas transmission and distribution charges are allocated to the segments for which they are incurred.

Retail Segment

	Six months ended 31 December 2005 NZIFRS	**Six months ended 31 December 2004 Previous NZ GAAP**
Retail electricity revenue	$550.9m	$526.6m
Gas revenue wholesale customers	$41.5m	$27.5m
Gas revenue retail customers	$64.7m	$70.3m
Other retail revenue	$3.3m	$2.1m
Total Retail Revenue	**$660.4m**	**$626.5m**
Retail electricity purchases	($355.4m)	($135.8m)
Electricity transmission and distribution costs	($194.3m)	($190.0m)
Gas purchase and transmission	($74.0m)	($71.9m)
Other operating expenses[1]	($58.4m)	($66.5m)
Total Operating Expenses	**($682.1m)**	**($464.2m)**
Depreciation	($7.3m)	($5.7m)
Amortisation[2]	-	($6.1m)
Segment Result (Operating Profit less Depreciation)	**($29.0m)**	**$150.5m**

082-34934

Average electricity purchase price ($/MWh)	$89.50	$35.08
Retail electricity sales	3,793GWh	3795GWh
Gas sales wholesale customers	7.8PJ	5.2PJ
Gas sales retail customers	4.5PJ	5.4PJ

1. The significant reduction in operating expenses partly reflects the disposal of Red Energy Limited on 12 November 2004.
2. In accordance with NZIFRS goodwill is no longer amortised, but is instead subject to an annual impairment test.

The overall performance of the Retail segment was negatively impacted by high wholesale electricity prices during the period. Retail electricity purchase costs were $355.4 million for the six month period ended 31 December 2005, 162% higher than the $135.8 million incurred in the six month period ended 31 December 2004.

The average electricity purchase price was $89.50 per MWh for the six month period ended 31 December 2005. This was 155% higher than the corresponding period the previous year when the average electricity purchase price was $35.08 per MWh.

Partly offsetting this higher cost was an increase in average revenue per unit of electricity sold of 5% across Contact's customer base for the six month period ended 31 December 2005 compared with the six month period ended 31 December 2004.

Retail electricity customer numbers reduced slightly from 513,000 as at 30 September 2005, to 512,000 as at 31 December 2005. However, customer numbers were higher than at 31 December 2004 when they were 509,000.

Gas revenue from wholesale customers was $41.4 million for the six month period ended 31 December 2005, 51% higher than for the six month period ended 31 December 2004. This was driven by a 2.6PJ increase in sales volume over the corresponding period in 2004.

Gas revenue from retail customers reduced from $70.3 million for the six month period ended 31 December 2004 to $64.7 million for the period ended 31 December 2005. Gas customer numbers and volumes continue to reduce as Contact adjusts tariffs to reflect the rising value of gas. Contact had 81,000 gas customers as at 31 December 2005, compared with 88,000 as at 31 December 2004.

Wholesale Segment

	Six months ended 31 December 2005 NZIFRS	Six months ended 31 December 2004[1] Previous NZGAAP
Wholesale electricity revenue	$455.9m	$192.4m
Steam sales	$5.1m	$4.9m
Other wholesale revenue	$0.5m	$2.3m
Total Wholesale Revenue	**$461.5m**	**$199.6m**
Electricity transmission and distribution	($13.3m)	($12.8m)
Gas purchase and transmission	($98.2m)	($58.6m)
Other operating expenses	($48.8m)	($48.5m)
Total Operating Expenses	**($160.3m)**	**($119.9m)**
Depreciation	($60.4m)	($55.1m)
Segment Result (Operating Profit less Depreciation)	**$240.8m**	**$24.6m**
Average Wholesale Electricity Price ($/MWh)[1]	$81.70	$32.95
Gas used in internal generation	26.3PJ	16.5PJ
Thermal generation	3,182GWh	2,010GWh
Geothermal generation	919GWh	898GWh
Hydro generation	1,490GWh	2,119GWh
Total generation	5,591GWh	5,027GWh
1. This price excludes contracts for difference		

Low levels of hydro inflows, combined with planned outages of key thermal assets including Contact's Otahuhu B thermal power station in Auckland, resulted in higher wholesale electricity prices during the six months ended 31 December 2005. The average price received by Contact for its generation was $81.70/MWh for the six month period ended 31 December 2005, compared to $32.95/MWh for the six month period ended 31 December 2004.

These wholesale market conditions created additional opportunities for Contact to use its thermal generation assets. Contact's total generation was 5,591 GWh for the six month period ended 31 December 2005, which was 11% higher than for the same period last year. Thermal generation for the six month period ended 31 December 2005 was 3,182 GWh compared with 2,010 GWh in the previous corresponding period, despite the maintenance outage at the Otahuhu B station. This increased thermal generation more than offset the reduction in hydro inflows and generation over the period.

Production from Contact's geothermal assets was 919 GWh for the six month period ended 31 December 2005 compared with 898 GWh for the six month period ended 31 December 2004. Geothermal production was higher following the commissioning of the Wairakei Binary plant, which has a confirmed nominal capacity of 16MW.

The overall increase in generation meant that Contact's overall hedge level (retail electricity sales and hedge contracts as a proportion of total actual generation) in the six month period ended 31 December 2005 was 85%, significantly lower than the 97% recorded in the six month period ended 31 December 2004.

The planned outage at Contact's Otahuhu B thermal power station was successfully completed between October and December 2005. During the outage an upgrade to the plant was completed. The upgrade was similar to that which occurred at the Taranaki Combined Cycle Plant in 2005, and added approximately 20 MW of capacity. In addition, a significant increase in flexibility was obtained with the plant being able to operate in combined cycle mode at lower levels of output.

High levels of thermal generation lifted gas consumption to 26.3PJ for the six month period ended 31 December 2005, compared to 16.5PJ for the six month period ended 31 December 2004. This flowed through to the costs of gas purchases and transmission at $98.2 million for the six month period to 31 December 2005, compared with $58.6 million for the previous corresponding period.

During the six month period ended 31 December 2005, Contact exercised its rights of first refusal (ROFR) under agreements with the Maui Mining Companies to acquire additional gas. These arrangements give Contact a right of first refusal to any additional gas which Maui Mining Companies may wish to sell over and above commitments to the Crown and Methanex. These purchases are at current market prices which are significantly higher than the levels prevailing in Contact's historic Maui contracts. The Company will continue to assess future gas purchase opportunities as they arise.

A seismic survey of Contact's offshore Taranaki exploration permit PEP38943 was completed in January 2006, and interpretation of the results will occur over the next few months.

Looking forward, recent hydro inflows have resulted in an increase in national hydro storage levels. However, storage levels at the time of writing, especially in New Zealand's principal reservoirs, remain well below mean for the time of year. This continues to exert upward pressure on electricity spot prices and near term hedge prices.

Taxation Expense

Tax provided for the six month period ended 31 December 2005 was $65.9 million, compared with $51.2 million for the six month period ended 31 December 2004.

The current tax expense for the six months ended 31 December 2005 was calculated based on the estimated average annual effective income tax rate of 31%. The difference between the estimated average annual effective income tax rate and the statutory rate is principally due to the non-taxable gain on disposal of subsidiaries.

The effective tax rate for the six months ended 31 December 2004 was 40%. Under previous NZGAAP, tax expense for the interim period was calculated on the taxable income for that discrete period and did not recognise deferred tax. Therefore income tax expense for the six months ended 31 December 2004, under previous NZGAAP, represented current tax payable only.

Disposal of Subsidiaries

On 17 October 2005, Contact disposed of its entire interest in Contact Peaker (NZ) Limited and its 100% owned subsidiary Contact Peaker Australia Pty Limited. Contact Peaker Australia Pty Limited leased 40% of the generation plant from Valley Power Pty Limited and was a 40% partner in the ValCon Joint Venture that operated the generation plant.

Sales proceeds of $70.5 million were received from the disposal. The disposal gave rise to a gain on disposal of $33.4 million to the Group. The net assets disposed of were $37.4 million, which included $8.2 million for the fair value of a derivative instrument, net of deferred tax. Further detail is provided in Note 2 of the interim financial statements for the six months ended 31 December 2005.

Funding and capital management

Contact's level of net debt[1] has fallen from $1,042.2 million as at 31 December 2004 to $827.7 million as at 31 December 2005. This reduction in net debt of $214.5 million was primarily due to an increase in Contact's net short-term deposits

Total capital expenditure was $66.8 million for the six months ended 31 December 2005. Of this, $38.4 million related to business as usual capital expenditure, with the remainder applied principally to geothermal development options.

Commitments

Total capital and investment commitments at 31 December 2005 are $182.2 million compared to $200.6 million at 31 December 2004.

Dividend declaration

The Board has resolved to pay a 10 cent per share fully imputed interim dividend for the six months ended 31 December 2005. This dividend will be paid on 23 March 2006.

Approved for release by the Board of Contact Energy Limited
20 February 2006

---

[1] Calculated as the sum of NZ$ equivalent non-current borrowings and payables, finance lease liability and bank overdraft less short-term deposits.

082-34934

CONTACT ENERGY LIMITED AND SUBSIDIARIES

INCOME STATEMENT

FOR THE SIX MONTHS ENDED 31 DECEMBER 2005

	Note	GROUP UNAUDITED NZIFRS 6 MONTHS ENDED 31-Dec-05 $000	GROUP UNAUDITED NZIFRS (1) 3 MONTHS ENDED 31-Dec-04 $000	GROUP UNAUDITED PREVIOUS NZ GAAP (1) 3 MONTHS ENDED 30-Sep-04 $000	GROUP UNAUDITED NZIFRS (1) 9 MONTHS ENDED 30-Jun-05 $000
Operating Revenue					
Wholesale Electricity Revenue		455,909	107,685	84,698	459,833
Retail Electricity Revenue		550,933	240,858	285,732	728,387
Gas Revenue		106,160	41,676	56,156	116,725
Steam Sales		5,121	3,002	1,871	6,500
Other Revenue		9,029	4,212	6,341	12,086
		1,127,152	**397,433**	**434,798**	**1,323,531**
Operating Expenses					
Retail Electricity Purchases		(355,423)	(72,061)	(63,694)	(320,886)
Electricity Transmission and Distribution		(213,615)	(94,569)	(112,690)	(289,275)
Gas Purchases and Transmission		(172,205)	(60,904)	(69,599)	(190,415)
Labour Costs		(28,353)	(13,323)	(14,997)	(43,083)
Other Operating Expenses		(72,853)	(34,131)	(45,558)	(108,187)
		(842,449)	**(274,989)**	**(306,538)**	**(951,846)**
Operating Profit		284,703	122,444	128,260	371,685
Depreciation		(67,696)	(31,756)	(29,053)	(94,304)
Amortisation		-	-	(3,039)	-
Change in Fair Value of Financial Instruments	7	4,800	-	-	-
Equity Accounted (Loss) / Earnings of Associate		(501)	543	358	1,237
Gain on Disposal of Subsidiaries	2	33,399	-	-	-
		(29,998)	**(31,213)**	**(31,734)**	**(93,067)**
Profit Before Finance Expense and Income Tax		**254,705**	91,231	96,526	278,618
Finance Expense	3	(42,164)	(21,244)	(23,405)	(63,865)
Profit Before Income Tax		212,541	69,987	73,121	214,753
Income Tax Expense	4	(65,934)	(21,486)	(29,708)	(66,004)
Profit for the Period	9	**146,607**	**48,501**	**43,413**	**148,749**
Adjusted Earnings Per Share (Cents) (2)		**19.07**	**8.41**	**7.53**	**25.80**
Earnings Per Share (Cents)		**25.42**	**8.41**	**7.53**	**25.80**
Earnings Per Share - diluted (Cents)		**25.42**	**8.41**	**7.53**	**25.80**

STATEMENT OF MOVEMENTS IN EQUITY

FOR THE SIX MONTHS ENDED 31 DECEMBER 2005

	Note	GROUP UNAUDITED NZIFRS 6 MONTHS ENDED 31-Dec-05 $000	GROUP UNAUDITED NZIFRS (1) 3 MONTHS ENDED 31-Dec-04 $000	GROUP UNAUDITED PREVIOUS NZ GAAP (1) 3 MONTHS ENDED 30-Sep-04 $000	GROUP UNAUDITED NZIFRS (1) 9 MONTHS ENDED 30-Jun-05 $000
Profit for the Period		**146,607**	**48,501**	**43,413**	**148,749**
Movement in Foreign Currency Translation Reserve		(931)	506	(939)	455
Movement in Asset Revaluation Reserve		1,297	-	550,327	-
Movement in Cash Flow Hedge Reserve	7	4,354	-	-	-
Movement in Deferred Tax Liability attributable to Equity		(1,437)	51,692	-	51,692
Total Recognised Revenues and Expenses		**149,890**	**100,699**	**592,801**	**200,896**
Ordinary Dividends Paid	5	(57,663)	(46,131)	(57,664)	(92,262)
Movements in Equity for the Period		**92,227**	**54,568**	**535,137**	**108,634**
Equity at Start of the Period		2,373,954	2,265,320	2,453,371	2,265,320
Application of NZ IAS 39 - Financial Instruments	7	(9,381)	-	-	-
Restated equity at Start of the Period		2,364,573	2,265,320	2,453,371	2,265,320
Equity at End of the Period		**2,456,800**	**2,319,888**	**2,988,508**	**2,373,954**

(1) Subsequent to a change in balance date from 30 September to 30 June, Contact implemented NZIFRS with effect from 1 July 2005. Compliance with NZIFRS requires the retrospective application of NZIFRS from the 'date of transition'. Contact's date of transition was 1 October 2004, instead of 1 July 2004, given the change in balance date.

(2) Adjusted Earnings Per Share excludes Gain on Disposal of Subsidiaries and Change in Fair Value of Financial Instruments.

The accompanying notes form an integral part of these financial statements.

CONTACT ENERGY LIMITED AND SUBSIDIARIES

BALANCE SHEET
AS AT 31 DECEMBER 2005

	Note	GROUP UNAUDITED NZIFRS 31-Dec-05 $000	GROUP UNAUDITED NZIFRS 31-Dec-04 $000	GROUP UNAUDITED NZIFRS 30-Jun-05 $000
SHAREHOLDERS' EQUITY		**2,456,800**	**2,319,888**	**2,373,954**
Represented by:				
Current Assets				
Cash and Short Term Deposits		210,012	58,373	44,434
Receivables and Prepayments		224,567	148,773	214,576
Taxation Receivable		-	-	4,943
Inventories		30,081	31,916	30,442
Derivative Financial Instruments	7	892	-	-
Total Current Assets		**465,552**	**239,062**	**294,395**
Non-current Assets				
Property, Plant & Equipment		3,821,338	3,903,336	3,891,603
Goodwill		178,778	178,778	178,778
Investment in Associates		3,026	2,968	3,527
Deferred Taxation		-	498	704
Derivative Financial Instruments	7	4,516	-	-
Other Non-current Assets		12,632	13,412	13,054
Total Non-current Assets		**4,020,290**	**4,098,992**	**4,087,666**
TOTAL ASSETS		**4,485,842**	**4,338,054**	**4,382,061**
Current Liabilities				
Bank Overdraft and Short Term Loans		13,435	6,292	20,271
Current Portion of Term Borrowings		-	29,511	-
Finance Lease Liability		-	4,618	4,917
Payables and Accruals		248,064	149,225	219,715
Taxation Payable		20,700	66,552	-
Provisions		9,632	8,248	12,192
Total Current Liabilities		**291,831**	**264,446**	**257,095**
Non-current Liabilities				
Borrowings and Payables		803,714	1,029,351	1,029,351
Finance Lease Liability		-	33,644	31,360
Provisions		22,855	23,563	22,002
Deferred Taxation		662,065	667,162	668,299
Derivative Financial Instruments	7	248,577	-	-
Total Non-current Liabilities		**1,737,211**	**1,753,720**	**1,751,012**
TOTAL LIABILITIES		**2,029,042**	**2,018,166**	**2,008,107**
NET ASSETS		**2,456,800**	**2,319,888**	**2,373,954**

The accompanying notes form an integral part of these financial statements.

082-34934

CONTACT ENERGY LIMITED AND SUBSIDIARIES

STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2005

	Note	GROUP UNAUDITED NZIFRS 6 MONTHS ENDED 31-Dec-05 $000	GROUP UNAUDITED NZIFRS 3 MONTHS ENDED 31-Dec-04 $000	GROUP UNAUDITED PREVIOUS NZ GAAP 3 MONTHS ENDED 30-Sep-04 $000	GROUP UNAUDITED NZIFRS 9 MONTHS ENDED 30-Jun-05 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash Provided from:					
Receipts from Customers		1,107,784	400,477	437,375	1,265,233
Interest Received		3,209	1,477	2,227	5,139
		1,110,993	401,954	439,602	1,270,372
Cash Applied to:					
Payments to Suppliers and Employees		(807,570)	(277,896)	(300,432)	(887,697)
Taxation Paid		(31,800)	(35,157)	-	(145,788)
Interest Paid		(41,047)	(20,359)	(21,678)	(61,978)
		(880,417)	(333,412)	(322,110)	(1,095,463)
Net Cash Inflow from Operating Activities	6	230,576	68,542	117,492	174,909
CASH FLOWS FROM INVESTING ACTIVITIES					
Cash Provided from:					
Proceeds from Disposal of Property, Plant & Equipment		-	1,241	-	1,241
Proceeds from Disposal of Subsidiaries		70,642	-	-	-
Loan from Associate		723	352	316	801
Loan from Investee		63	-	-	-
		71,428	1,593	316	2,042
Cash Applied to:					
Purchase of Property, Plant & Equipment		(70,329)	(27,784)	(19,925)	(68,937)
Loan to Investee		-	(250)	-	(250)
		(70,329)	(28,034)	(19,925)	(69,187)
Net Cash Inflow / (Outflow) to Investing Activities		1,099	(26,441)	(19,609)	(67,145)
CASH FLOWS FROM FINANCING ACTIVITIES					
Cash Provided from:					
Gross Proceeds from Borrowings		-	29,511	-	81,448
		-	29,511	-	81,448
Cash Applied to:					
Ordinary Dividend paid to Shareholders	5	(57,663)	(46,131)	(57,664)	(92,262)
Supplementary Dividend paid to Shareholders	5	(6,219)	(4,884)	(6,074)	(9,846)
Gross Repayment of Borrowings		-	(50,000)	(53,334)	(131,448)
Repayment of Finance Lease Liability		(1,180)	(1,056)	(1,048)	(3,300)
		(65,062)	(102,071)	(118,120)	(236,856)
Net Cash (Outflow) to Financing Activities		(65,062)	(72,560)	(118,120)	(155,408)
Net Increase / (Decrease) in Cash Balance		166,613	(30,459)	(20,237)	(47,644)
Add: Cash Balance at the Start of the Period		34,896	82,540	102,777	82,540
Effect of Exchange Rate Fluctuations on Cash Held		108	-	-	-
Cash Balance at the End of the Period		201,617	52,081	82,540	34,896
Cash Balance is Comprised of:					
Bank Overdraft		(8,395)	(6,292)	(5,647)	(9,538)
Short Term Deposits		210,012	58,373	88,187	44,434
		201,617	52,081	82,540	34,896

The accompanying notes form an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2005

1 STATEMENT OF ACCOUNTING POLICIES

REPORTING ENTITY
Contact Energy Limited (the Company) is a company domiciled in New Zealand, registered under the Companies Act, 1993 and listed on the New Zealand Stock Market. The Company is an issuer in terms of the Financial Reporting Act, 1993. The Consolidated Interim Financial Statements of the Company for the six months ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as Contact) and Contact's interests in associates.

Contact is a diversified and integrated energy company, focusing on the wholesale generation of electricity and the retail sale of electricity and gas, and related services in New Zealand.

STATEMENT OF COMPLIANCE
In complying with New Zealand Equivalents to International Financial Reporting Standards (NZIFRS) Contact is in compliance with International Financial Reporting Standards (IFRS). These unaudited Consolidated Interim Financial Statements have been prepared in accordance with *NZIAS 34 Interim Financial Reporting*.

These are Contact's first NZIFRS Consolidated Interim Financial Statements for part of the period covered by the first NZIFRS annual financial statements and *NZIFRS 1 First-time Adoption of New Zealand Equivalent to International Financial Reporting Standards* (NZIFRS 1) has been applied.

Contact changed its balance date from 30 September to 30 June effective 30 June 2005. Contact implemented NZIFRS with effect from 1 July 2005. Contact's date of transition to NZIFRS was 1 October 2004 and therefore for the six month period ended 31 December 2005, only a three month comparative period (1 October 2004 to 31 December 2004) has been retrospectively restated in accordance with NZIFRS 1.
Contact's date of transition to accounting for financial instruments in accordance with NZ IFRS was 1 July 2005. Contact has taken advantage of the exemption available in NZIFRS 1 not to restate comparatives for *NZIAS 32 Financial Instruments: Disclosure and Presentation* and *NZIAS 39 Financial Instruments: Recognition and Measurement).*

An explanation of how the transition to NZIFRS affected the reported financial position and financial performance of Contact was included in Note 32 of Contact's 2005 Annual Report. This note included reconciliations of previous NZ GAAP to NZIFRS for equity as at 1 October 2004 (being the date of transition) and 30 June 2005 together with a reconciliation of profit for the nine months ended 30 June 2005.

Note 11 to these interim financial statements includes a reconciliation of equity and profit for the comparative three month interim period ended 31 December 2004 reported under previous NZ GAAP to those reported under NZIFRS.

082-34934

BASIS OF PREPARATION

The reporting currency used in preparation of these Consolidated Interim Financial Statements is New Zealand dollars, rounded to the nearest thousand.

The Consolidated Interim Financial Statements are prepared on the historical cost basis except as modified by the valuation of certain assets. The following assets and liabilities are stated at their fair value, property, plant & equipment, and derivative financial instruments. Recognised assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The preparation of Interim Financial Statements in conformity with *NZIAS 34 Interim Financial Reporting* requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

These Consolidated Interim Financial Statements have been prepared on the basis of NZIFRS in issue that are effective or available for early adoption at Contact's first annual reporting date, 30 June 2006. Based on these NZIFRS, the Board of Directors have made assumptions about the accounting policies expected to be adopted when the first NZIFRS Annual Financial Statements are prepared for the year ending 30 June 2006.

The NZIFRS that will be effective or available for voluntary early adoption in the Annual Financial Statements for the period ending 30 June 2006 are still subject to change and to the issue of additional interpretation(s) and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first NZIFRS Financial Statements are prepared at 30 June 2006.

The preparation of the Consolidated Interim Financial Statements in accordance with NZIAS 34 resulted in changes to the accounting policies previously reported in Contact's Annual Report for the nine months ended 30 June 2005 under previous NZGAAP.

The accounting policies set out below have been applied consistently to all periods presented in these Consolidated Interim Financial Statements, except for the three months ended 30 September 2004 which have been prepared in accordance with the accounting policies set out in Contact's 2005 Annual Report.

BASIS OF CONSOLIDATION

SUBSIDIARIES

Subsidiaries are those entities controlled, directly or indirectly, by the Company. The purchase method of accounting is used to account for the acquisition of subsidiaries by Contact. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of Contact's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the Income Statement.

ASSOCIATES

Associates are entities in which Contact has significant influence, but not control, over the operating and/or financial policies. Associates are reflected in the Consolidated Financial Statements by applying the equity accounted method. The equity accounting method recognises Contact's share of the current period retained surpluses or deficits in the Consolidated Income Statement and its share of post acquisition increases or decreases in net assets in the Consolidated Balance Sheet.

JOINTLY CONTROLLED ASSETS

Jointly controlled assets are joint arrangements with other parties in which Contact jointly controls or owns one or more assets and is consequently entitled to a share of the future economic benefits through its share of the jointly controlled asset. Contact's share of the assets, liabilities, outputs (revenues) and expenses of jointly controlled assets is incorporated into Contact's consolidated financial statements on a proportionate line-by-line basis.

ACQUISITION OR DISPOSAL DURING THE PERIOD

Where an entity becomes or ceases to be part of Contact during the period, the results of that entity are included in the consolidated results from the date of acquisition or up to the date of disposal.

TRANSACTIONS ELIMINATED ON CONSOLIDATION

The effects of intra-group transactions are eliminated in preparing the Consolidated Financial Statements.

PROPERTY, PLANT & EQUIPMENT

INITIAL RECORDING

The cost of purchased property, plant and equipment is the value of the consideration given to acquire the assets and the value of other directly attributable costs, which have been incurred in bringing the assets to the location and condition necessary for their intended service.

The cost of assets constructed by Contact, including capital work in progress, includes the cost of all materials used in construction, direct labour specifically associated, resource management consent costs, and an appropriate proportion of variable and fixed overheads. Financing costs on uncompleted capital work in progress are capitalised at the specific project finance interest rate, where these meet certain time and monetary materiality limits. Costs cease to be capitalised as soon as the asset is ready for productive use and do not include any inefficiency costs.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditure, is capitalised. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment and can be

reliably measured. All other expenditure is recognised in the Income Statement as an expense as incurred.

REVALUATIONS

Contact's generation plant and equipment (including land and buildings) are stated at fair value as determined on transition to NZIFRS and subsequently every three years by an independent valuer, with interim revaluations where there is deemed to be significant change to the valuation of these assets. The basis of the valuation is the net present value of the future earnings of the assets, excluding any reduction for costs associated with restoration and environmental rehabilitation. Any increase in the value is recognised directly in equity. Any decrease in value that offsets a previous increase in value of the same asset is charged against reserves in equity, any other decrease in value is charged to the Income Statement.

LEASED ASSETS

Leases in which Contact assumes substantially all the risks and rewards of ownership are classified as finance leases. Any asset acquired by the way of finance lease is stated initially at an amount equal to the lower of its fair value and present value of the future minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

DEPRECIATION

Depreciation is charged to the Income Statement on a straight line basis so as to allocate the cost of the assets, or the revalued amounts, less estimated residual value, over their expected remaining useful lives. The range of annual depreciation rates for each classification of asset are:

Generation Plant and Equipment (including buildings)	1 to 33%
Other Buildings and Improvements	1 to 18%
Leased Generation Plant	4%
Other Plant and Equipment	1 to 33%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each Balance Sheet date.

OPERATING LEASES

Contact leases certain plant, equipment, land and buildings. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Operating lease payments are representative of the pattern of benefits derived from the leased assets and accordingly are charged to the Income Statement in the periods of expected benefit.

RESEARCH AND DEVELOPMENT EXPENDITURE

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the Income Statement as an expense as incurred.

Expenditure on development activities is capitalised if the process is technically and commercially feasible and Contact has sufficient resources to complete development. The expenditure capitalised includes costs of materials, direct labour and an appropriate proportion of overheads.

Other development expenditure is recognised in the Income Statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Development assets are amortised from the commencement of commercial operations on a straight-line basis over the period of their expected economic benefit.

GAS ENTITLEMENTS
Where Contact has take-or-pay gas sale contracts such receipts are recorded as short or long term liabilities respectively depending on the contracted terms applicable to such tranche quantities. These liabilities are credited to the Income Statement as customers uplift their prepaid gas.

INVENTORIES
Inventories are stated at the lower of cost and net realisable value. The cost of materials, consumable supplies and maintenance spares are determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

ACCOUNTS RECEIVABLE
Accounts Receivable are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less impairment loss. An impairment loss is recognised when there is objective evidence that Contact will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment loss is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the impairment loss is recognised in the Income Statement.

RESTORATION AND ENVIRONMENTAL REHABILITATION
Liabilities are estimated for the abandonment and site restoration of areas from which natural resources are extracted. Such estimates are valued at the present value of the expenditures expected to be required to settle the obligation. The cost primarily represents geothermal field restorations.

Estimations are also made for the expected cost of environmental rehabilitation of commercial sites, which require reinstatement of conditions resulting from present obligations. The liability is immediately recognised when exposure is identified and rehabilitation costs can be reasonably estimated.

BORROWINGS
Borrowings are recognised initially at fair value less attributed transaction costs.
Borrowings designated as hedged items are subject to measurement under hedge accounting requirements. Refer accounting policy for Derivative Financial Instruments and Hedging.
Discounts, premiums and prepaid interest and borrowing costs such as origination, commitment and transaction fees are amortised to interest expense on a yield-to-maturity basis over the period of the borrowing. Any difference between the cost and redemption value is recognised in the Income Statement over the period of the borrowings on an effective interest basis.

TAXATION
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the Income Statement except to the extent that it relates to items recognised directly in equity, in which case the income tax is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period using tax rates enacted or substantially enacted at the Balance Sheet date, together with any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the Balance Sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the Balance Sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

EMPLOYEE ENTITLEMENTS

Annual, long service and retirement leave entitlements estimated to be payable to employees are accounted for on the basis of statutory and contractual requirements.

LONG-TERM SERVICE BENEFITS

Contact's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using an actuarial technique.

SHARE BASED PAYMENTS

The shares for share based payments which remunerate Contact's directors and employees with shares of the Company are acquired at market price for cash and no outstanding obligation is recognised.

REVENUE

Revenue comprises the amounts received and receivable at balance date, for gas, electricity and related services supplied to customers in the ordinary course of business, including estimated amounts for unread meters.

Other income from meter leases is recognised in the Income Statement on a straight-line basis over the term of the lease.

Interest income is recognised in the Income Statement as it accrues.

Dividend income is recognised in the Income Statement on the date that the dividend is declared.

FOREIGN CURRENCIES

Foreign currency transactions are recorded at the exchange rates in effect at the date of the transaction. Monetary assets and liabilities denominated in a foreign currency are translated at the rates of exchange ruling at balance date.

Hedged assets and liabilities are translated at the spot rate with the underlying hedge contract being separately recorded on the Balance Sheet at the hedge rate.

GROUP COMPANIES

The results and financial position of all the group entities (none of which has a currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- income and expenses for each Income Statement are translated at average exchange rates; and
- assets and liabilities for each Balance Sheet presented are translated at the closing rate at the date of that Balance Sheet;
-
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve account. When a foreign operation is sold, such exchange differences are recognised in the Income Statement as part of the gain or loss on sale.

INSURANCE

Contact has property, plant and equipment, which is predominantly concentrated at power station locations that have the potential to sustain major losses through damage to plant with resultant consequential costs.

To minimise the financial impact of such exposures, the major portion of the risk is insured by taking out appropriate insurance policies with appropriate counterparties.

Any uninsured loss is charged to the Income Statement in the year in which the loss is incurred.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are periodically remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Contact designates certain derivatives as either:

- hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge);
- hedges of highly probable forecast transactions (cash flow hedges); or
- hedges of net investments in foreign operations.

FAIR VALUE HEDGE

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Income Statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

CASH FLOW HEDGE

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the Income Statement.

Amounts accumulated in equity are recycled to the Income Statement in the periods when the hedged item will affect the Income Statement. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in profit or loss.

NET INVESTMENT HEDGE

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the Income Statement.

Gains and losses accumulated in equity are included in the Income Statement when the foreign operation is disposed of.

DERIVATIVES THAT DO NOT QUALIFY FOR HEDGE ACCOUNTING

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the Income Statement.

GOODWILL

Goodwill represents the excess of the cost of an acquisition over the fair value of Contact's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For the purpose of impairment testing goodwill is allocated to individual cash-generating units to which it relates. Each cash-generating unit represents Contact's lowest level of assets generating revenue independent of each other.

IMPAIRMENT

The carrying amount of Contact's assets other than inventories and deferred tax assets are reviewed at each Balance Sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the Income Statement unless the asset is recorded at a revalued amount. Impairment losses on revalued assets are first taken to the revaluation reserve if there is a surplus in respect of that asset.

The recoverable amount of receivables is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the Balance Sheet.

STATEMENT OF CASH FLOWS
The following are the definitions used in the Statement of Cash Flows:

- cash is considered to be cash on hand and current accounts in banks, net of bank overdrafts;
- operating activities include all transactions and other events that are not investing or financing activities;
- investing activities are those activities relating to the acquisition, holding and disposal of property, plant & equipment and of investments;
- financing activities are those activities, which result in changes in the size and composition of the capital structure of Contact. This includes both equity and debt not falling within the definition of cash. Dividends paid in relation to the capital structure are included in financing activities.

INVESTMENTS
Contact classifies its investments in the following categories: financial assets at fair value through the Income Statement and held to maturity financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

FINANCIAL ASSETS AT FAIR VALUE THROUGH INCOME STATEMENT
Financial assets may be held for trading or designated at fair value through the Income Statement at inception. A financial asset is classified as a financial asset at fair value if it is acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the Balance Sheet date.

HELD TO MATURITY
Held to maturity financial assets are stated at amortised cost less impairment losses.

GOODS AND SERVICES TAX (GST)
The Income Statement and Statement of Cash Flows have been prepared so that all components are stated exclusive of GST. All items in the Balance Sheet are stated net of GST, with the exception of receivables and payables, which include GST invoiced.

082-34934

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies except as required by adoption of NZIFRS.

2 DISPOSAL OF SUBSIDIARIES

On 17 October 2005, Contact disposed of its entire interest in Contact Peaker (NZ) Limited and its 100% owned subsidiary Contact Peaker Australia Pty Limited. Contact Peaker Australia Pty Limited leased 40% of the generation plant from Valley Power Pty Limited and was a 40% partner in the ValCon Joint Venture that operated the generation plant.

The disposal gave rise to a gain on disposal of $33,399,000 to the Group.

Summary of the effect of the disposal of subsidiaries:

	NZIFRS GROUP UNAUDITED 6 MONTHS ENDED 31 DEC 05 $000
Net Assets Disposed Of	
Receivables & Prepayments	205
Property, Plant & Equipment	66,397
Payables and Accruals	(2,433)
Deferred Taxation	(417)
Finance Lease Liability	(34,511)
Net Assets [1]	29,241
Fair value of derivative instrument net of deferred tax	8,150
Total Net Assets disposed of	37,391
Sales proceeds	**70,483**
Gain on disposal of net assets	33,092
Transfer foreign currency translation reserve on disposal of foreign subsidiary	307
Total Gain on Disposal of Subsidiaries	33,399

[1] Prior to recognition of financial instruments in accordance with NZ IAS 39

3 FINANCE EXPENSE

	GROUP UNAUDITED NZIFRS 6 MONTHS ENDED 31-Dec-05 $000	GROUP UNAUDITED NZIFRS 3 MONTHS ENDED 31-Dec-04 $000	GROUP UNAUDITED PREVIOUS NZ GAAP 3 MONTHS ENDED 30-Sep-04 $000	GROUP UNAUDITED NZIFRS 9 MONTHS ENDED 30-Jun-05 $000
Interest Expense - Finance Lease	620	710	709	2,034
Interest Expense - Other	41,544	20,534	22,696	61,831
Interest Capitalised	-	-	-	-
Finance Expense	**42,164**	**21,244**	**23,405**	**63,865**

4 INCOME TAX EXPENSE

CURRENT TAX

Current tax expense for the interim period is the expected tax payable on the taxable income for the period, calculated as the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

Current tax for current and prior periods is classified as a current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as a current asset.

DEFERRED TAX

The primary components of the entity's recognised net deferred tax liability include temporary differences related to revalued generation property, plant & equipment, provisions and derivative financial instruments.

Deferred tax expense arises from the origination and reversal of temporary differences. The primary component of the deferred tax expense for the six months ended 31 December 2005 is related to the decrease in the deferred tax on the fair value of derivative financial instruments.

RECONCILIATION OF EFFECTIVE TAX RATE

The current tax expense for the six months ended 31 December 2005 was calculated based on the estimated average annual effective income tax rate of 31.0% (three months ended 31 December 2004: 30.7%) as compared to the Statutory tax rate expected of 33.0%.

The difference between the estimated average annual effective income tax rate and statutory rate for the six months ended 31 December 2005 is principally due to the non taxable gain on disposal of subsidiaries (refer note 2).

5 ORDINARY DIVIDENDS PAID

The Company paid the following fully imputed dividends during the period.

	GROUP UNAUDITED NZIFRS 6 MONTHS ENDED 31-Dec-05		GROUP UNAUDITED NZIFRS 3 MONTHS ENDED 31-Dec-04		GROUP UNAUDITED PREVIOUS NZGAAP 3 MONTHS ENDED 30-Sep-04		GROUP UNAUDITED NZIFRS 9 MONTHS ENDED 30-Jun-05	
	$000	CENTS PER SHARE	$000	CENTS PER SHARE	$000	CENTS PER SHARE	$000	CENTS PER SHARE
Prior Period Final Dividend	57,663	10.0	46,131	8.0	-	-	46,131	8.0
Current Period Interim Dividend	-	-	-	-	-	-	46,131	8.0
Current Period Special Dividend	-	-	-	-	57,664	10.0	-	-
Supplementary Dividend	6,219		4,884		6,074		9,846	
Foreign Investor Tax Credit	(6,219)		(4,884)		(6,074)		(9,846)	
Total Ordinary Dividends Paid	57,663		46,131		57,664		92,262	
Current period fully imputed dividend on ordinary shares, declared subsequent to reporting period	57,663	10.0	46,131	8.0	46,131	8.0	57,663	10.0

6 RECONCILIATION OF PROFIT FOR THE PERIOD TO CASH FLOWS FROM OPERATING ACTIVITIES

	GROUP UNAUDITED NZIFRS 6 MONTHS ENDED 31-Dec-05 $000	GROUP UNAUDITED NZIFRS 3 MONTHS ENDED 31-Dec-04 $000	GROUP UNAUDITED PREVIOUS NZ GAAP 3 MONTHS ENDED 30-Sep-04 $000	GROUP UNAUDITED NZIFRS 9 MONTHS ENDED 30-Jun-05 $000
Profit for the Period	**146,607**	**48,501**	**43,413**	**148,749**
Items Classified as Investing / Financing				
(Gain) on Disposal of Subsidiaries	(33,399)	-	-	-
Other	-	2,066	377	2,056
Non-cash Items				
Depreciation and Amortisation	67,898	31,756	32,032	34,304
Fair value movement in Financial Instruments	(4,800)	-	-	-
Bad and Doubtful Accounts	3,663	2,646	1,279	4,292
Provisions	1,785	(3,161)	(260)	(3,848)
(Decrease) in Deferred Taxation	-	(42,445)	(11,743)	(40,215)
Equity Accounted Loss / (Earnings) of Associates	501	(543)	(358)	(1,237)
Other	1,117	(3,682)	740	656
	69,957	(15,429)	21,730	50,192
Movement in Working Capital				
(Increase) / Decrease in Receivables and Prepayments	(18,125)	8,118	5,103	(58,795)
(Increase) / Decrease in Taxation Receivable	-	-	-	(33,739)
(Increase) / Decrease in Inventories	(177)	(31)	257	541
Increase / (Decrease) in Payables and Accruals	31,579	1,334	3,477	74,646
Increase / (Decrease) in Taxation Payable	34,134	32,794	43,135	-
	47,411	42,155	51,972	(17,347)
Movement in Other Non-current Assets	-	(6,741)	-	(8,741)
Net Cash Inflow from Operating Activities	**230,576**	**68,542**	**117,492**	**174,909**

7 FINANCIAL INSTRUMENTS

In the normal course of business Contact is exposed to the risk of financial loss through fluctuations in foreign currency exchange rates, interest rates and electricity spot prices, and the potential default by a counterparty to a transaction. Contact manages these risks by using various derivative financial instruments in accordance with risk management policies approved by the Board of Directors and monitored regularly against stipulated acceptable limits.

Note 23 of Contact's 2005 Annual Report included discussion of the extent to which derivative financial instruments are used, the associated risks and the business purposes served.

The significant types of derivative financial instruments outstanding as at 31 December 2005 together with the designation of their hedging relationship are summarised below.

Type of Derivative Financial Instrument	Hedge Accounting Designation
Cross Currency Interest Rate Swaps	Fair Value Hedge
Interest Rate Derivatives	No Hedge
Foreign Exchange Derivatives	Cash Flow Hedge
Foreign Exchange Derivatives on Cash Collateral	No Hedge
Electricity Price Hedges	Cash Flow Hedge

In relation to the Cross Currency Interest Rate Swaps (CCIRS), the hedged item is the foreign currency denominated borrowings which are now measured and reported in the financial statements at fair value in respect of the risk that is hedged. The NZD equivalent, after the effect of foreign exchange hedging of the borrowings is $1,025 million.

Comparative information represents accounting for financial instruments in accordance with previous NZGAAP, which did not require financial instruments to be recognised at fair value on the Balance Sheet.

Adoption of NZ IFRS for financial instruments on 1 July 2005 required all financial instruments to be recognised at fair value on the Balance Sheet. The fair value of financial instruments, net of tax, as at 1 July 2005 was adjusted against the opening balance of retained earnings and the cash flow hedge reserve. Refer to the Statement of Movements in Equity.

IMPACT ON CONTACT'S EQUITY, TOTAL LIABILITIES AND TOTAL ASSETS ON ADOPTION OF NZIAS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT ON 1 JULY 2005.

GROUP
UNAUDITED

	SHARE CAPITAL AND RESERVES $000	CASH FLOW HEDGE RESERVE $000	RETAINED EARNINGS $000	TOTAL EQUITY $000	TOTAL LIABILITIES $000	TOTAL ASSETS $000
Total Reported under NZIFRS	**2,328,596**	**-**	**45,358**	**2,373,954**	**2,008,107**	**4,382,061**
Adoption of NZIFRS 39 - Financial Instruments: Recognition and Measurement						
1 Derivative Financial Instruments	-	(18,037)	(205,653)	(223,690)	235,846	12,156
2 Borrowings	-	-	214,201	214,201	(214,201)	-
3 Cash and Short Term Deposits	-	-	108	108	-	108
Total NZIAS 39 Adjustments	-	(18,037)	8,656	(9,381)	21,645	12,264
Total Restated after NZIAS 39 adoption	**2,328,596**	**(18,037)**	**54,014**	**2,364,573**	**2,029,752**	**4,394,325**

8 COMMITMENTS

	GROUP UNAUDITED NZIFRS 31 DEC 2005 $000	GROUP UNAUDITED NZIFRS 31 DEC 2004 $000	GROUP UNAUDITED NZIFRS 30 JUN 2005 $000
Total Capital and Investment Commitments	182,191	200,563	181,747
Total Operating Lease Commitments	18,696	23,534	18,517

GAS COMMITMENTS

Contact holds contracts with a variety of counterparties relating to the right to uplift and transport gas. The nature of these commitments is disclosed in Contact's Annual Report for the nine months ended 30 June 2005.

The only significant change to these commitments as at 31 December 2005 is a new contract entered into with Maui Development Limited. Pursuant to Contact's rights under the Right of First Refusal Agreement entered into as part of the renegotiation of the Maui Gas Contract, Contact is required to purchase a fixed quantity of gas from the Maui Field with an expiry date of 31 May 2006.

9 SEGMENTAL REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services in a particular economic environment, where the risks and returns are different from those of segments operating in other economic environments.

Contact's primary reporting format is business segments. As these segments are fully integrated within New Zealand this disclosure does not attempt to present the segments as standalone entities.

Contact comprises the following main business segments:

RETAIL

The retail segment encompasses any activity that is associated with Contact's supply of energy to end user customers as well as related services.

WHOLESALE

The wholesale segment encompasses any activity that is associated with Contact's generation of electricity or steam and Contact's sales to the wholesale electricity market.

Segment result (Operating Profit less Depreciation) includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

FOR THE SIX MONTHS ENDED 31 DECEMBER 2005 UNAUDITED	RETAIL $000	WHOLESALE $000	OTHER $000	CONSOLIDATED TOTAL $000
Operating Revenue	660,380	461,542	5,230	**1,127,152**
Segment Result	(29,011)	240,788	5,230	**217,007**
Change in Fair Value of Financial Instruments			-	**4,800**
Equity Accounted (Loss) / Earnings of Associate				**(501)**
Gain on Sale of Subsidiaries				**33,399**
Finance Expense				**(42,164)**
Income Tax Expense				**(65,934)**
Profit for the Period				**146,607**
Segment Assets	319,035	3,926,738	240,069	**4,485,842**

FOR THE THREE MONTHS ENDED 31 DECEMBER 2004 UNAUDITED	RETAIL $000	WHOLESALE $000	OTHER $000	CONSOLIDATED TOTAL $000
Operating Revenue	283,656	110,688	3,090	**397,434**
Segment Result	62,494	22,543	5,651	**90,688**
Equity Accounted (Loss) / Earnings of Associate				**543**
Gain on Sale of Subsidiaries				-
Finance Expense				**(21,244)**
Income Tax Expense				**(21,486)**
Profit for the Period				**48,501**
Segment Assets	314,103	3,944,898	79,053	**4,338,054**

10 SUBSEQUENT EVENTS

Declaration of Dividend

On 20 February 2006, the Directors declared an interim dividend for the half year ended 31 December 2005 of approximately $57.7million, representing 10.0 cents per share, payable on 23 March 2006. Refer Note 5. The dividend will carry full imputation credits for resident shareholders. Non resident shareholders will receive a supplementary dividend of 0.0176 cents per share, which equates to the Non-Resident Withholding Tax payable.

Merger Implementation Agreement

On 20 February 2006, Contact and Origin Energy Limited entered into a Merger Implementation Agreement.

11 NEW ZEALAND EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in note 1, these are Contact's first Consolidated Interim Financial Statements prepared in accordance with NZIFRS.

The accounting policies in note 1 have been applied in preparing the:

- Consolidated Interim Financial Statements for the six months ended 31 December 2005;
- comparative information for the three months ended 31 December 2004;
- Financial Statements for the nine months ended 30 June 2005; and
- preparation of an opening NZIFRS Balance Sheet at 1 October 2004 (Contact's date of transition to NZIFRS)

In preparing the opening NZIFRS Balance Sheet, comparative information for the three months ended 31 December 2004 and financial statements for the nine months ended 30 June 2005, Contact has adjusted amounts reported previously in financial statements prepared in accordance with previous NZ GAAP.

Note 32 of Contact's 2005 Annual Report included discussion on the nature of the differences between previous NZ GAAP and NZIFRS together with the following reconciliations from previous NZ GAAP to NZIFRS:

- equity as at 1 October 2004 (being the date of transition) and as at 30 June 2005 (being the last annual report date)
- Income Statement for the nine months ended 30 June 2005 (being the latest period reported in Contact's most recent Annual Report)

No changes have been made to information previously presented in Note 32 of Contact's annual report.

A reconciliation of Contact's equity and Income Statement for the three months ended 31 December 2004 of that previously reported to that restated in accordance with NZIFRS in these financial statements is set out in the table below.

IMPACT ON CONTACT'S EQUITY, TOTAL LIABILITIES, TOTAL ASSETS AND EARNINGS ON TRANSITION TO NZIFRS FOR THE COMPARATIVE THREE MONTHS TO 31 DECEMBER 2004
GROUP
UNAUDITED

	EQUITY (INCL RESERVES) $000	TOTAL LIABILITIES $000	TOTAL ASSETS $000	PROFIT BEFORE FINANCE EXPENSE AND INCOME TAX $000	PROFIT FOR THE PERIOD $000
Total Reported under Previous NZGAAP	**2,984,181**	**1,352,046**	**4,336,227**	**88,183**	**41,298**
NZIFRS adjustments					
1 Deferred Tax	(666,926)	665,705	(1,221)	-	4,155
2 Goodwill	3,048	-	3,048	3,048	3,048
3 Employee Benefits	(415)	415	-	-	-
Total NZIFRS Adjustments	(664,293)	666,120	1,827	3,048	7,203
Total restated under NZIFRS at 31 December 2004	**2,319,888**	**2,018,166**	**4,338,054**	**91,231**	**48,501**

KPMG

Auditors' review report

To the shareholders of Contact Energy Limited

We have completed a review on the attached financial statements in accordance with the Review Engagement Standards issued by the New Zealand Institute of Chartered Accountants. The financial statements provide information about the past financial performance of Contact Energy Limited and its subsidiaries ("the Group") and financial position as at 31 December 2005.

Directors' responsibilities

The Directors of Contact Energy Limited are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Group as at 31 December 2005 and the results of its operations and cash flows for the six month period ended on that date.

Reviewers' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

A review is limited primarily to enquiries of company personnel and analytical review procedures applied to the financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the attached financial statements do not give a true and fair view of the financial position of the Group as at 31 December 2005 and the results of its operations and cash flows for the six month period ended on that date.

Our review was completed on 20 February 2006 and our opinion is expressed as at that date.

KPMG

Wellington

2005/06 Interim Financial Result

For the six months ended 31 December 2005

CONTACT

20 February 2006

Disclaimer

This presentation may contain projections or forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.

Technical Note

This result presents Contact's first financial result since the adoption of New Zealand equivalents of International Financial Reporting Standards (NZIFRS).

Contact implemented NZIFRS with effect from 1 July 2005. Contact's date of transition to NZIFRS was 1 October 2004 and therefore only a three month comparative period (1 October 2004 to 31 December 2004) is retrospectively restated in the statutory financial statements in accordance with NZIFRS.

While NZIFRS comparators for the entire six month period ended 31 December 2004 are not available, information has been provided for the six month period ended to 31 December 2004 under previous NZ GAAP. Key differences between previous NZ GAAP and NZIFRS are highlighted where appropriate.

The interim result highlights the benefits of the integrated energy business model in managing energy market risks...

Highlights for the Year

- EBITDA of $284.7m - up 14% on the same 6 month period last year. Core earnings continue to show the benefits of an integrated energy business model and a diverse asset base:
  - Higher wholesale revenue due to increased volumes and higher prices
  - Tariff increases to reflect the long term trend in fuel costs
  - Offset by higher electricity purchase costs for retail
  - Generation portfolio managing risks of outages and hydro inflows
- Net surplus of $146.6m strengthened by:
  - Gain on disposal of subsidiaries (Valley Power - $33.4m)
  - IFRS impacts including increase in fair value of derivatives ($4.8m pre tax)
- Solid progress on strategic development opportunities:
  - Seismic survey completed on offshore Taranaki exploration permit
  - Site selection studies for LNG importation terminal well advanced
  - Solid progress on incremental generation investment (particularly geothermal)
  - Long term generation options continue to be investigated

Overview of Financials

International Financial Reporting Standards

- In the main, changes resulting from these new financial reporting standards relate to the rules by which certain assets and liabilities are recognised:
  - non amortisation of goodwill, replacing this with an impairment test
  - the change in calculation of deferred taxation
  - the recognition at fair value of financial derivatives.

- These are changes in accounting definitions and will not change Contact's business strategy nor the way in which the business is managed on a day-to-day to basis. Importantly, the cash flows generated by the Company are unchanged as is the economic value in the business.

...with the Profit growth supported by gain on disposals, and IFRS changes including a reduction in the effective tax rate from 40% to 31%, EBITDA shows a clearer view of underlying performance.

Financial Result Summary

	6 Months ended 31 Dec 05 $m	6 Months ended 31 Dec 04 $m	Variance 2005 vs. 2004 $m	Variance 2005 vs. 2004 %
Revenue	1,127.1	832.2	294.9	35%
Operating Expenses	(842.4)	(581.5)	(260.9)	45%
Operating Profit (EBITDA)	**284.7**	**250.7**	**34.0**	**14%**
Depreciation	(67.7)	(60.8)	(6.9)	11%
Amortisation	0.0	(6.1)	6.1	
Change in FV of Derivatives	4.8	0.0	4.8	
Associates	(0.5)	0.9	(1.4)	-156%
Gain on Disposal of Subsidiaries	33.4	0.0	33.4	
Profit Before Finance and Tax (EBIT)	**254.7**	**184.7**	**70.0**	**38%**
Interest	(42.2)	(44.6)	2.4	-5%
Tax Expense	(65.9)	(55.4)	(10.5)	19%
Profit for Period	**146.6**	**84.7**	**61.9**	**73%**
Effective Tax Rate	31%	40%		

Note: Financial data for six months ended 31 Dec 2004 presented under NZ GAAP

Sale proceeds of NZ$70.5 million were received from the disposal of subsidiaries (Valley Power). Transaction gave rise to a gain on disposal of $33.4 million to the Group

Disposal of Subsidiary (Valley Power)

	NZIFRS GROUP UNAUDITED 6 MONTHS ENDED 31 DEC 05 $m
Net Assets [1]	29.2
Fair value of derivative instrument net of deferred tax	8.2
Total Net Assets disposed of	**37.4**
Sales proceeds	**70.5**
Gain on disposal of net assets	33.1
Transfer foreign currency translation reserve on disposal of foreign subsidiary	0.3
Total Gain on Disposal of Subsidiaries	**33.4**

[1] Prior to recognition of financial instruments in accordance with NZ IAS 39

CONTACT

Contact's effective tax rate in the six months ended 31 December 2005 was 31% as a result of Valley Power and IFRS changes. Excluding the disposal of subsidiaries item the effective tax rate for the whole year would have been between 33% and 34%

Taxation

- Contact's effective tax rate for the 6 months to 31 December 2005 fell to 31%, compared with 40% for the 6 month period ended 31 December 2004.
- Key reasons for the lower effective tax rate were the change to IFRS reporting and the sale of Valley Power.
- With the adoption of NZIFRS on 1 July 2005, the calculation basis for income tax expenses changes. The effective tax rate reflected in the income statement is likely to be between 33%-34% on an annual basis excluding non taxable items such as Valley Power.



Effective Tax Rate
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
6 Months 2004
6 Months 2005

The Board has resolved to pay a fully imputed interim dividend of 10 cents per share for the six months ended 31 December 2005.

Dividends



Special and Final
Interim
30
25
20
15
10
5
0
cents per share
1999
2000
2001
2002
2003
2004
2005 (9 months)
2006

- A 10 cent per share dividend will be paid on 23 March 2006.
- Level of interim dividend reflects the change earnings profile as a result of the change in Balance Date from 31 September to 30 June.

Retail

While gross retail electricity revenue was 4.6% higher on last year at $550.9m, retail electricity purchase costs rose by 162% to $355.4m owing to higher wholesale electricity prices.

Electricity Retail Revenue

- Gross retail electricity revenue was $550.9 million for the 6 months ended 31 December 2005 reflecting the increases in retail tariffs over the last year.
- Retail electricity volumes were stable over the two periods.
- The average price of electricity purchases out of the wholesale market was $89.50 per MWh for the 6 month period ended 31 December 2005 compared with $35.08 per MWh for the same period during the previous year.
- Electricity retail price increases have averaged around 4-5% over the last 6 months.



Electricity Retail Revenue
$ million
600
500
400
300
200
100
0
6 Months 2004
6 Months 2005
Gross
Net

...Sales to wholesale gas customers made a solid contribution to the result, whilst gas sales to retail customers fell reflecting a loss of market share in this segment.

Gas Revenue

- Sales to wholesale gas customers increased to $41.5 million for the 6 months to 31 December 2005 driven by a 2.6 PJ increase in volumes.

- Gas sales to retail customers reduced to $64.7 million for the 6 months ended 31 December 2005 from $70.3 million for the 6 months ended 31 December 2004.

- Gas customer numbers fell a further 2,000 on the levels last quarter. For the end of the period this is 7,000 below customer numbers at the same time last year. This continues to reflect the increased opportunity cost of gas and high levels of competition.



Gas Revenue
$ million
80
70
60
50
40
30
20
10
0
6 Months 2004
6 Months 2005
Wholesale Gas Revenue
Retail Gas Revenue

Retail segment operating expenses fell marginally for the six months ended 31 December 2005. Increases in gas costs and electricity network costs were offset by a reduction in routine expenditure

Retail Operating Expenses

- Gas purchases and transmission costs were $74.0 million for the 6 months to 31 December 2005, 3% higher than the same period in the 2004 financial year.
- Electricity transmission and distribution costs also increased marginally to $194.3 million compared to $190.0 million for the comparable 6 month period last financial year.
- Routine expenses for the 6 months ended 31 December 2005 were $58.4 million compared to $66.5 million for the previous corresponding period which included expenses associated with Australian retail operations that were divested in that period.



Retail Operating Expenses
$ million
350
300
250
200
150
100
50
0
6 Months 2004
6 Months 2005
Other Operating Expenses
Gas Purchases and Transmission
Electricity Transmission and Distribution

CONTACT

Contact has consolidated its retail position, though gas customer numbers have continued to decline reflecting the increased opportunity cost of gas and high levels of competition.

Change in Customer Numbers


Customers
5,000
4,000
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
-6,000
-5000
3000
0
-2000
1000
-3000
4000
-2000
0
-2000
0
-2000
-100
-2000
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Electricity
Gas

CONTACT

Wholesale

Spot prices in the six months to 31 December 2005 averaged $85.41/MWh, compared with $34.59/MWh in the six months to 31 December 2004 primarily as a the result of lower hydro inflows and storage levels.

Wholesale Electricity Market


$/MWh
GWh
$350
$300
$250
$200
$150
$100
$50
$0
4000
3500
3000
2500
2000
1500
1000
500
0
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Price
Mean Storage
Storage

CONTACT

Since December national storage levels have increased to between 75% and 80% of mean, however storage at the critical Waitaki catchment remains at between 55% and 60% of mean which continues to exert upward pressure on electricity prices

Current Storage Position



Waitaki Daily Storage
1992 Storage
Store 2003
Store 2004
Store 2005
Mean Storage
Store 1998
Store 1999
Store 2000
Store 2001
Store 2002
Store 2006
GWh
3000
2500
2000
1500
1000
500
0
1-Oct 15-Oct 29-Oct 12-Nov 26-Nov 10-Dec 24-Dec 7-Jan 21-Jan 4-Feb 18-Feb 3-Mar 17-Mar 31-Mar 14-Apr 28-Apr 12-May 26-May 9-Jun 23-Jun 7-Jul 21-Jul 4-Aug 18-Aug 1-Sep 15-Sep 29-Sep
Date

CONTACT

Contact's generation responded to higher wholesale prices, with significant increases in thermal generation more than offsetting the reduction in hydro generation...

Contact Generation

- Total generation was 5,591 GWh for the six months ended 31 December 2005.
- An increase in thermal generation by 1,172 GWh more than offset the reduction in hydro inflows and generation through the period.
- New Plymouth and TCC in particular saw increases in generation. OTB maintained output across the two periods despite a major maintenance outage.
- The increase in total generation resulted in a hedge level for the period ended 31 December 2005 of 85% (retail and hedge contracts as a proportion of generation). The hedge level in the corresponding period in 2004 was 97%.



GWh
6,000
5,000
4,000
3,000
2,000
1,000
Te Rapa
New Plymouth
Clutha
TCC
Otahuhu B
Geothermal
2004
(6 months)
2005
(6 months)

...wholesale electricity revenues were higher than the previous comparable period - reflecting higher wholesale electricity prices and higher levels of generation.

Wholesale Electricity Revenue

- Wholesale electricity revenue rose to $455.9 million for the six months to 31 December 2005.
- Average wholesale spot price received for generation increased to $81.70/MWh for the six months to 31 December 2005, compared with $32.95/MWh for the previous comparable six months.
- Generation volumes increased to 5,591 GWh for the six months ended 31 December 2005, compared with 5,027 GWh for the same period last financial year.

Wholesale Electricity Revenue



$ million
500
450
400
350
300
250
200
150
100
50
0
6 Months 2004
6 Months 2005

CONTACT

Contact's gas use for generation in the six months ended 31 December 2005 increased by 60% compared with the same period in 2004 due to a reduction in hydro inflows and increased thermal generation.

Gas Use in Generation

- Gas use in generation was 60% higher this period at 26.3 PJ.

- Higher generation gas usage in response to lower levels of hydro generation and higher wholesale prices.

- The increase in New Plymouth generation relative to that from the combined cycle plant at Otahuhu B and TCC also contributed to the increase.

- Total gas costs for generation increased to $98.2 million for the six months ended 31 December 2005 compared with $58.6 million in the same period in 2004, offsetting wholesale revenue.

- ROFR gas purchases to improve gas book length will increase average gas costs for the remainder of the financial year.



Gas Use
PJ
30
25
20
15
10
5
0
6 Months 2004
6 Months 2005
Generation

082-34934

Fuel Developments

New Zealand's developed and committed gas supplies are running down. Despite an increase in exploration activity in the last 12 months, limited information has emerged on new long term supply. This means...

Gas - Supply and Demand Outlook

NZ Gas Supply/Demand Potential - PUBLIC DATA May'05



250
200
150
100
50
0
PJ / annum
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Kupe
Pohokura
Maui
Mangahewa
Kapuni
McKee
TAW
Rimu/Kauri
Minor Fields
Demand (excl Petrochemical)

...the strategic imperatives remain strong for the Company to be engaged in indigenous upstream developments and gas importation options

- **Strategic drivers**
  - Contact continues to see gas fired generation as an essential part of New Zealand's energy future - last six months highlights the value of gas fired generation in managing dry year conditions.
  - Improved understanding of indigenous and imported supply options is being obtained to better manage timing of gas contracting and generation investment decisions.
- **Indigenous gas**
  - Contact continues to examine upstream options although none to date have met hurdle requirements.
  - A seismic survey of Contact's PEP38943 licence was completed in January 2006. Data analysis will be completed by mid 2006 and drilling is expected late in 2007.
- **Imported gas**
  - Favourable sites for LNG have been identified and technical investigations are well advanced.
  - Expect progress on LNG site selection and gas procurement over next six months.
  - Feasibility of CNG continues to be explored as an alternative option.

The long term availability of additional gas from the Maui field remains a key uncertainty for the medium term. Contact has purchased some ROFR gas to meet increased demand for gas generation this year.....


Contact Energy Gas Supply (@31 Dec 2005)
PJ
80
70
60
50
40
30
20
10
0
Maui (inc ROFR)
Shell/OMV
Small contracts
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11

- ROFR gas purchases at current market prices have enabled forward gas position to remain largely unchanged despite increased generation demand this year.
- This profile is based on current assumptions around external gas sales and internal generation requirements and is subject to change.
- The increased cost and lack of effective flexibility in new gas contracts remains a challenge.

082-34934

....and is focussed on securing gas supply options for the medium to long term.



'04
'05
'06
'07
'08
'09
'10
'11
'12
Feasibility study
Site selection studies
Site selection 1Qtr06
Consent studies consultation
Lodge consent LastQtr06
RMA process
+1?
FEED
EPC
LNG Supply
Final investment decision 2008?
Construction – 3.5 years
+1?
Commercial Operation 2011/12
Imported gas work programme (Contact and Genesis)
Alpha (Pogo 100%) - Seismic - Drill
Beta (Contact 100%) - Seismic - Drill
Blocks D&E (Origin 50%) -Seismic - Drill
PEP38485 (Origin 33%) - Studies - Seismic - Drill
Mangatoa (Origin 50%) - Drill
- Permit Surrendered
PEP38481 (AWE 40%) - Drill
PEP38482 (AWE 40%) - Drill
Kaheru (Swift 50%) - Seismic - Drill
- Mighty River Power Farmed in
Kupe Extensions - Drill?
Indigenous market wide gas work programme

Generation Development

The long term maintenance outage for the Otahuhu B CCGT in Auckland was completed successfully with capacity enhancements above expectations



Photo: Otahuhu B

- Outage successfully completed 5 days earlier than scheduled.
- No Loss Time Injuries.
- Approximately 20 MW of additional capacity added compared to target of 12 MW.
- Improved flexibility - turndown to minimum load of approximately 210 MW achieved compared with 240 MW pre-outage.

CONTACT

Generation market has altered in the last 2 years as price signals have driven investment in previously uneconomic generation alternatives...

GWh of New Renewables
(5 year moving average)



1,400
1,200
1,000
800
600
400
200
Wind Base
Geothermal
Hydro
High Wind
Low Wind
Energy required to meet 2% demand growth
1954
1956
1958
1960
1962
1964
1966
1968
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008

- Thermal and geothermal generation will continue to play an important role in providing balance to the system for dry and/or non-windy periods, and provide cost effective energy to meet demand growth.
- Wind may offer attractive niche opportunities at the right locations.

CONTACT

Subject to confirmation of resource potential, and consents, investment in geothermal development presents significant value opportunity given higher electricity prices

Geothermal Growth Options



Capacity added
MW
250
200
150
100
50
0
Wairakei Redevelopment
Ohaaki
Tauhara
Mokai
Poihipi
Direct Heat
Existing
Potential Development
Possible Development

Regulation

Regulatory issues continue to create an uncertain environment for generation investment. Transmission issues in particular have implications for generation location decisions and retail pricing

Transmission Regulatory Issues

- Forthcoming EC decision on whether to approve the Auckland 400kV project or some alternative:
  - We have been concerned to-date over the extent of differences between the EC and Transpower regarding the timing of the need for investment.
- Commerce Commission control of Transpower's pricing:
  - Lines companies have already announced they will pass price increases through to customers from 1 April 2006.

CONTACT

Concerns with respect to the effectiveness of competition and the current climate change policy review are also creating an uncertain playing field for investment

Other Regulatory Issues

- Commerce Commission is reviewing competition in the generation and retail markets, and the Electricity Commission's plans to examine market design.
- Expect both reviews will show the New Zealand electricity market to be fundamentally sound, plus identify some opportunities for further improvements in market design to deal with:
  - regional price risk management; and
  - the challenges associated with large amounts of wind penetration
- Climate change policy and in particular the carbon tax is under review. Contact hopes that the review will deliver sound and durable measures to reflect the climate cost of energy sector activities:
  - Investors need reasonable certainty that policy will follow a consistent path with regards to reflecting the cost of carbon, otherwise the uncertainty may delay needed investment which threatens both price and security.

Operational Data

Thermal Generation

Quarter ended 31 December 2005	1,431 GWh
Six Months ended 31 December 2005	3,182 GWh
Quarter ended 31 December 2004	1,052 GWh
Six Months ended 31 December 2004	2,010 GWh

Geothermal Generation

Quarter ended 31 December 2005	470 GWh
Six Months ended 31 December 2005	919 GWh
Quarter ended 31 December 2004	441 GWh
Six Months ended 31 December 2004	898 GWh

Hydro Generation

Quarter ended 31 December 2005	710 GWh
Six Months ended 31 December 2005	1,490 GWh
Quarter ended 31 December 2004	1,055 GWh
Six Months ended 31 December 2004	2,119 GWh

Total Generation

Quarter ended 31 December 2005	2,611 GWh
Six Months ended 31 December 2005	5,591 GWh
Quarter ended 31 December 2004	2,548 GWh
Six Months ended 31 December 2004	5,027 GWh

Retail Sales

Quarter ended 31 December 2005	1,774 GWh
Six Months ended 31 December 2005	3,793 GWh
Quarter ended 31 December 2004	1,762 GWh
Six Months ended 31 December 2004	3,795 GWh

Average Wholesale Electricity Price 1

Quarter ended 31 December 2005	$ 92.60 MWh
Six Months ended 31 December 2005	$ 81.70 MWh
Quarter ended 31 December 2004	$ 36.98 MWh
Six Months ended 31 December 2004	$ 32.95 MWh

Average Energy Purchase Price

Quarter ended 31 December 2005	$ 102.92 MWh
Six Months ended 31 December 2005	$ 89.50 MWh
Quarter ended 31 December 2004	$ 42.71 MWh
Six Months ended 31 December 2004	$ 35.08 MWh

Electricity Customer Numbers

Quarter ended 31 December 2005	512,000
Six Months ended 31 December 2005	512,000
Quarter ended 31 December 2004	509,000
Six Months ended 31 December 2004	509,000

CONTACT ENERGY LIMITED
PO Box 10742 Wellington
New Zealand
Level 1 Harbour City Tower
29 Brandon Street
Wellington
Phone 64-4 499 4001
Fax 64-4 499 4003

Gas Used in Internal Generation

Quarter ended 31 December 2005	12.5 PJ
Six Months ended 31 December 2005	26.3 PJ
Quarter ended 31 December 2004	8.7 PJ
Six Months ended 31 December 2004	16.5 PJ

Retail Gas Sales

Quarter ended 31 December 2005	1.9 PJ
Six Months ended 31 December 2005	4.5 PJ
Quarter ended 31 December 2004	2.2 PJ
Six Months ended 31 December 2004	5.4 PJ

Wholesale Gas Sales

Quarter ended 31 December 2005	4.7 PJ
Six Months ended 31 December 2005	7.8 PJ
Quarter ended 31 December 2004	1.8 PJ
Six Months ended 31 December 2004	5.2 PJ

Gas Customer Numbers

Quarter ended 31 December 2005	81,000
Six Months ended 31 December 2005	81,000
Quarter ended 31 December 2004	88,000
Six Months ended 31 December 2004	88,000

1 This price excludes contracts for differences

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 February 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	345,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • *the date from which they do* • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • *the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment*	**Yes**
5	*Issue price or consideration*	**165,000 @ $3.396826** **180,000 @ $3.036826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**23 February 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**792,016,325**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,101,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 23 February 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 February 2006
From	Bill Hundy	Pages	2
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

23 February 2006

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Merriwee 1

Well type:	Oil Exploration (onshore)
Location:	Surat Basin, Queensland (PL 14) Approximately 7 kilometres north of the New Royal oil field. Latitude: 27° 02' 18.89" S Longitude: 148° 50' 46.42" E
Initial Interests:	Origin Energy CSG Limited 100%
Objective:	Primary target: Showgrounds Sandstone Secondary targets: Basal Evergreen sandstone; Intra Moolayember sandstone Proposed total depth: 1,551.3 metres
Progress and Status:	Commenced drilling on 17 February 2006 with the Century 7 drilling rig. Set 244 millimetre (9-5/8 inch) surface casing at 239 metres. Drilled 216 millimetre (8-½ inch) hole to total depth of 1,548 metres. Wireline logs have been run and the well is being evaluated. At 08:00 EST the operations were running in the hole for a wiper trip prior to conducting a drill stem test over the interval 1,460 to 1,472 metres. Progress for the week was 1,548 metres

Non Operated Wells

There are no significant non operated wells to be reported.

For further information contact:
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 February 2006
From	Bill Hundy	Pages	3
Subject	**APPENDIX 3Y NOTICE**		

Please find attached Appendix 3Y - Change of Director's Interest Notices for:

- B G Beeren

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Beeren
Date of last notice	26 September 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Starlay Pty Ltd • Enersist Pty Ltd • The Beeren Foundation Account • Origin Energy Non-Executive Directors' Share Plan • Contact Energy Non-Executive Directors' Share Scheme
Date of change	21 February 2006
No. of securities held prior to change	480,091 Ordinary Fully Paid Origin Energy Shares held directly 72,264 Ordinary Fully Paid Origin Energy Shares held indirectly 800,000 Origin Energy Limited Options held directly
Class	Ordinary
Number acquired	1,032
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.29 per share
No. of securities held after change	480,091 Ordinary Fully Paid Origin Energy Shares held directly 72,264 Ordinary Fully Paid Origin Energy Shares held indirectly 800,000 Origin Energy Limited Options held directly 1,032 Ordinary Fully Paid Contact Energy Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase of securities pursuant to the Contact Energy Non-Executive Directors' Share Scheme

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	2 March 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	165,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28 February 2006**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
792,181,325	**Ordinary**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**14,936,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

082-34934

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 2 March 2006
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.